   As filed with the Securities and Exchange Commission on October 18, 2000
                                                           File No. 1. 070-09645

                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                        _______________________________

                                AMENDMENT NO. 3
                                      TO
                       FORM U-1 APPLICATION-DECLARATION
                                     UNDER
                THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                       _________________________________

                              Exelon Corporation
                           10 South Dearborn Street
                                 37/th/ Floor
                               Chicago, IL 60603

  (Name of company filing this statement and address of principal executive offices)
--------------------------------------------------------------------------------

               John W. Rowe                       Corbin A. McNeill, Jr.
      Chairman, President and Chief           Chairman, President and Chief
            Executive Officer                       Executive Officer
            Unicom Corporation                     PECO Energy Company
          10 South Dearborn Street                 2301 Market Street
              37/th/ Floor                           P.O. Box 8699
             Chicago, IL 60603                   Philadelphia, PA 19101

                       _________________________________

     The Commission is requested to send copies of all notices, orders and communications in connection with this Application-Declaration to:

    Rebecca J. Lauer                              James W. Durham
    Vice President and General Counsel            Senior Vice President and
                                                  General Counsel
    Unicom Corporation                            PECO Energy Company
    10 South Dearborn Street                      2301 Market Street
    37/th/ Floor                                  P.O. Box 8699
    Chicago, IL 60603                             Philadelphia, PA 19101

    William J. Harmon                             Kevin P. Gallen
    Jones, Day, Reavis & Pogue                    Morgan, Lewis & Bockius LLP
    77 West Wacker                                1800 M Street, N.W.
    Suite 3500                                    Washington, DC 20036-5869
    Chicago, IL 60601
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                               TABLE OF CONTENTS

Item 1. Description of Proposed Transaction.......................................................................   2

         A.       Introduction -- Benefits of the Merger..........................................................   2

         B.       Overview of the Transaction.....................................................................   3

         C.       Description of the Parties to the Merger........................................................   5

                  1.       Exelon Corporation.....................................................................   5

                  2.       Unicom and its Subsidiaries............................................................   5

                  3.       PECO and its Subsidiaries..............................................................   8

         D.       Exelon Services................................................................................   14

         E.       Exelon Ventures, Exelon Enterprises, Exelon Energy Delivery and Genco..........................   14

         F.       Description of the Merger......................................................................   15

Item 2. Fees, Commissions and Expenses...........................................................................   17

Item 3. Applicable Statutory Provisions..........................................................................   17

         A.       Application of the Act in Light of the Evolving "State of the Art" of the Electric Utility
                  Industry.......................................................................................   19

         B.       Section by Section Analysis....................................................................   26

                  1.       Section 9(a)(2) -- Acquisition of Utility Stock.......................................   26

                  2.       Section 10(b) -- Commission to Approve if Three Requirements Met......................   27

                           (a)      Section 10(b)(1) -- Interlocking Relations/Concentration

                                    of Control...................................................................   28

                           (b)      Section 10(b)(2) -- Merger Consideration and Fees............................   36

                           (c)      Section 10(b)(3) -- Complicated Capital Structure; No Detriment to Protected
                                    Interests....................................................................   38

                  3.       Section 10(c) -- Sections 8 and 11; Integration.......................................   43

                           (a)      Section 10(c)(1) -- Sections 8 and 11........................................   43

                                    (i)     The Merger will be lawful under Section 8............................   43

                                    (ii)    The Merger Is Not Detrimental to Carrying Out Provisions of Section 11  44

                                            (A)      The Utility Systems Created by the Merger...................   44

                                            (B)      Statutory Standard -- Integration of Electric Operations In
                                                     Today's Environment.........................................   44

                                    (iii)   Exelon Will Meet All Four Parts of the Integration Requirement of the
                                            Act..................................................................   45

                                            (A)      Interconnection -- The Contract Path........................   47

                                            (B)      Interconnection through OATTs and OASIS.....................   49

                                            (C)      Coordination................................................   50

                                            (D)      Single Area or Region.......................................   55

                                            (E)      Size........................................................   60

                                            (F)      Conclusion -- Exelon Electric System will be Integrated.....   61

                                    (iv)    Retention of Exelon Gas System.......................................   63

                                            (A)      Loss of economies if operated as an independent system......   65

                                            (B)      Same State or Adjoining States..............................   68

                                            (C)      Size --Localized Management; Efficient Operation; Effective
                                                     Regulation..................................................   69

                                    (v)     Retention of Other Businesses........................................   70

                                    (vi)    The Merger will Satisfy the Requirements of Section 11(b)(2) as
                                            incorporated by Section 10(c)(1).....................................   72

                           (b)      Section 10(c)(2) -- Economies and Efficiencies...............................   74

                           (c)      Section 10(f) -- Compliance with State Law...................................   77

         C.       Intra-system Transactions......................................................................   78

                  1.       Exelon Business Services Company......................................................   78

                  2.       Services, Goods, and Assets Involving the Utility Operating Companies.................   81

                  3.       Non-Utility Subsidiary Transactions - Exempt Companies................................   81

                  4.       Existing Affiliate Arrangements and Requests for Exemption............................   82

                           (a)      ComEd AIA and PECO MSA Transactions..........................................   82

                           (b)      Government Contracts.........................................................   84

                           (c)      Exelon Infrastructure Services; Unicom Mechanical Services...................   84

                                    (i)     Description of Exelon Infrastructure Services........................   84

                                    (ii)    Description of Mechanical Services...................................   86

                                    (iii)   Requested Exemption from Cost Standard...............................   86

                           (d)      Public Interest..............................................................   87

                           (e)      Goods and Services to and from Genco at Cost.................................   88

                  5.       Phase-In of Compliance with Service Company Requirements..............................   90

                  6.       Summary and Reporting by Service Providers............................................   90

         D.       Approval for Restructurings -- Interim Operations..............................................   91

Item 4. Regulatory Approvals.....................................................................................   93

         A.       Antitrust......................................................................................   93

         B.       Federal Power Act..............................................................................   93

         C.       Atomic Energy Act..............................................................................   94

         D.       State Public Utility Regulation................................................................   94

         E.       Other..........................................................................................   95

Item 5. Procedure................................................................................................   95

Item 6. Exhibits and Financial Statements........................................................................   95

         A.       Exhibits.......................................................................................   95

         B.       Financial Statements...........................................................................   99

Item 7. Information as to Environmental Effects..................................................................   100

                               Executive Summary

     This Amendment No. 3 to Application-Declaration amends and restates in its entirety the Application-Declaration filed March 16, 2000, as amended June 16, 2000 and August 21, 2000, and seeks approvals under the Public Utility Holding Company Act of 1935 (the "Act") relating to the proposed acquisition by Exelon Corporation ("Exelon") directly or indirectly of all the common stock of the following electric utility companies:

     . Commonwealth Edison Company ("ComEd"), an electric utility company, and currently a subsidiary of Unicom Corporation ("Unicom");

     .    PECO Energy Company ("PECO"), an electric and gas utility company;

     . Exelon Generation Company, LLC ("Genco"), to which the generating assets of ComEd and PECO will be transferred; and

     .    the electric utility subsidiaries of ComEd and PECO.

     Following the transaction (referred to as the "Merger"), Exelon will register as a holding company under the Act. Accordingly, Exelon must establish, among other things, that combining ComEd and PECO will result in a "single integrated public-utility system." To satisfy this "integration" test, Exelon must show that it is "interconnected" in a way that will allow it to conduct coordinated utility operations economically in a "single area or region." The combined electric utility systems of ComEd and PECO, including particularly the Genco subsidiary, will clearly meet the integration and all other requirements of the Act.

     All of Exelon's generating capacity, nuclear and other, will be owned or controlled by a single entity -- Genco. Genco will coordinate, through the interconnected system, the efficient use of the generation formerly held by ComEd and PECO for the benefit of the Exelon system. Genco will supply power to its affiliates and to non-affiliated customers. Exelon will be interconnected through the transmission facilities of ComEd and PECO and the extensive, available interstate open access transmission. Exelon will have the legal right under Federal Energy Regulatory Commission ("FERC") mandated Open Access Transmission Tariffs ("OATTs") to move power economically to customers as needed and in amounts sufficient to meet -- under normal conditions -- its operating needs throughout the Exelon system. In addition, Exelon will acquire a 100 MW firm contract path (the "Contract Path") and commit to keep such path for 3 years following the Merger or until the Commission determines that an alternative path or arrangement constitutes interconnection under the Act. Finally, Exelon Business Services Company ("Exelon Services") will be formed to oversee centralized corporate and administrative services.

     Given the operating and regulatory structure of today's industry, Exelon will operate within a single area or region within the meaning of the Act. ComEd and PECO have an extensive five-year history of successful power exchanges with each other. In addition, they both buy and sell power in the same markets. The ability to transfer power economically, taking into account transmission cost, demonstrates that ComEd and PECO are in the same area or region. Combining ComEd and PECO's businesses will not lead to any anticompetitive concerns. Further, Exelon's distribution areas -- surrounding Chicago, Illinois and Philadelphia, Pennsylvania -- are homogeneous and have similar operating characteristics. Illinois and Pennsylvania have enacted customer choice utility restructuring legislation. Finally, Exelon will in fact operate all of its utility facilities as a single, coordinated system.

     Although the United States is now largely interconnected electrically, only
                                                              ------------
those utilities, such as Exelon, which can and will operate their separate utilities economically and in a coordinated manner within the meaning of the
          ------------------------------------------------------------------
Act, can be considered to be in the same area or region. Exelon, with corporate
---
headquarters in Chicago, will coordinate utility operations functions with facilities in Chicago and Philadelphia. ComEd and PECO will maintain the benefits of localized management through local offices throughout their service areas. Exelon's utility subsidiaries will remain fully subject to applicable State and Federal public utility regulation, which will not be adversely affected by the Merger. Thus, this is not a case involving "scattered" properties or the impairment of local management, efficient operation or effective regulation.

     This Application-Declaration will show that the Merger fits within existing Commission precedent and is made possible, applying the standards of the Act, by reason of significant legislative, regulatory and technological changes that have occurred in the electric utility industry in recent years. Approving the Merger as requested will not result in any of the harms Congress sought to prevent by adopting the Act and will be consistent with the requirements of the Act.

     The foregoing executive summary focused on the integration requirement-- the keystone of the Act. This Application-Declaration will also demonstrate that the other requirements of the Act are met in this case as well./1/ In order to permit timely consummation of the Merger and the realization of the substantial benefits it is expected to produce, the Applicant requests that the Commission's review of this Application-Declaration commence and proceed as expeditiously as practicable.

                  Item 1. Description of Proposed Transaction

     A.     Introduction -- Benefits of the Merger

     The Merger is in response to changes in the utility industry described in this Application-Declaration. Unicom and PECO believe that the Merger will join two well-managed companies of similar market capitalization, operating in States that have adopted comprehensive customer choice utility restructuring laws, and that share a commitment to developing an energy company responsive to increased competition and other changes in the industry. The Merger will provide substantial strategic and financial benefits to PECO Energy's and Unicom's shareholders, employees and customers. The Merger will significantly improve the companies' competitive

________________________________
     /1/    Exelon has filed two additional applications-declarations under the
Act with respect to financing and related activities, File No. 70-9693 (the "Financing U-1") and with respect to investments in non-utility subsidiaries, File No. 70-9691 (the "Investment U-1").

positions and create an enhanced platform for growth for all segments of their businesses. These benefits of the Merger expected to include:

     .    Expanded and Coordinated Generation Capacity

     .    Integrated Power Marketing and Trading Business

     .    Broadened, More Efficient Distribution System

     .    Foundation for Future Growth

     .    Cost Savings

     B.      Overview of the Transaction

     The Agreement and Plan of Exchange and Merger, dated September 22, 1999 (the "Original Merger Agreement"), as amended and restated January 7, 2000 (the "Merger Agreement"), provides for a "merger-of-equals" business combination of Unicom and PECO. The transaction will be accomplished through a mandatory share exchange whereby Exelon, a Pennsylvania corporation, will exchange its common stock for the outstanding common stock of PECO (the "First Step Exchange"), followed by the merger of Unicom Corporation ("Unicom"), the current parent of ComEd, with and into Exelon, with Exelon as the surviving corporation (the "Second Step Merger"). The First Step Exchange and the Second Step Merger are referred to collectively as the "Merger."

     After the Merger, Unicom and PECO's non-utility subsidiaries will be realigned. At or about the time of the Merger, ComEd and PECO will transfer their generating facilities (including PECO's existing subsidiaries that own and operate the Conowingo hydroelectric project) to Genco (the "Restructurings"). As part of the Merger and Restructurings, one or more service companies and/or operating companies will be formed and the other corporate organizational changes described herein will be made.

     Pursuant to the Merger Agreement, each outstanding share of Unicom common stock will be exchanged for 0.875 shares of Exelon common stock and $3.00 in cash and each outstanding share of PECO common stock will be exchanged for one share of Exelon common stock. Upon completion of the Merger and the Restructurings, Exelon will have the following direct or indirect public-utility subsidiary companies: ComEd, Commonwealth Edison Company of Indiana (the "Indiana Company"), PECO and Genco. Exelon will also hold, as subsidiaries of Genco, PECO's existing electric utility subsidiaries that own or operate the Conowingo hydroelectric project. In addition, one or more subsidiaries of Exelon will act as service companies for the Exelon system under Section 13 of the Act./2/ Finally, Exelon will continue to

________________________________
     /2/    In the U-1 Application/Declaration filed March 16, 2000 (the
"Original U-1") Exelon indicated that companies might use one or more operating companies to perform some utility functions. Exelon has now determined that it will not use any "Opco" to own or operate facilities that are electric or gas facilities within the meaning of Section 2(a)(3) or 2(a)(4) of the Act. References to Opcos are therefore deleted. Exelon now expects that all service functions for the holding company system will be performed by a single service company --Exelon own all of Unicom's existing non-utility subsidiaries and will acquire, directly or indirectly, all of the outstanding capital stock of the non-utility subsidiaries of PECO and certain of the operating divisions of PECO engaged in nonregulated businesses. The current subsidiaries of ComEd will remain ComEd subsidiaries. A copy of the Merger Agreement is incorporated by reference as Exhibit B-1. The Merger transaction was overwhelmingly approved by the shareholders of PECO and Unicom at meetings held June 27 and 28, 2000.

     Various aspects of the Merger and the transactions relating thereto have been submitted for review and/or approval by: (i) the Pennsylvania Public Utility Commission (the "Pennsylvania Commission"), (ii) the Illinois Commerce Commission (the "Illinois Commission"), (iii) the FERC and (iv) the Nuclear Regulatory Commission (the "NRC"). Further, the Merger cannot proceed until the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), has expired or been terminated by the regulators. Approval will also be necessary from the Federal Communications Commission (the "FCC") in connection with various licenses. Apart from the approval of the Commission under the Act, the foregoing approvals are the only major governmental approvals required for the Merger.

     The Restructurings also require regulatory approval by the Pennsylvania Commission, the Illinois Commission, FERC and the NRC as well as private letter rulings from the Internal Revenue Service. The completion of the Merger is not conditioned on the completion of the Restructurings. The approvals sought herein assume that the Restructurings will be consummated concurrently with, or shortly after, the Merger and accordingly, the corporate structure described herein to be in effect for Exelon following the Merger assumes that the Restructurings and the realignment of non-utility subsidiaries have also been completed./3/

________________________________
(continued...)

Business Services Company ("Exelon Services") except with respect to certain services between and among ComEd, PECO and Genco as described below and certain services provided to ComEd, PECO and GENCO from non-utility subsidiaries. Further, for federal and state income tax reasons, it may be desirable to have a separate service company as a subsidiary of Genco which would provide services to Genco and others. See Item 3.C. below.

     /3/    Exelon believes that substantially all conditions to the
Restructurings and the realignment of non-utility subsidiaries will be satisfied at or about the time of the Merger. However, it is possible that private letter rulings from the Internal Revenue Service as to the tax-free nature of the Restructurings or certain regulatory approvals or requirements may not be received at the time the Merger is otherwise ready to close. Exelon expects that such tax rulings and other requirements would be received within a period not more than several months following the Merger. Accordingly, Exelon requests authority to effectuate the Merger, with or without the Restructurings. Exelon will file with the Commission a Certification under Rule 24 upon completion of the Merger and, if it occurs later, upon completion of the Restructurings. If the Restructurings are not completed within one year of the completion of the Merger, Exelon will file a post-effective amendment hereto to describe what steps it will take in this regard and seek any necessary further approvals of the Commission.

     C.     Description of the Parties to the Merger

            1.   Exelon Corporation

     Exelon Corporation, a Pennsylvania corporation, currently a subsidiary of PECO, has no assets and has conducted no business operations to date. Pursuant to the Merger, Exelon will become the parent holding company of ComEd, PECO, Genco and the other subsidiaries described herein. Exelon will have its principal executive office in Chicago, Illinois.

            2.   Unicom and its Subsidiaries

     Unicom, incorporated in January 1994, is the parent of its principal subsidiary, ComEd, a regulated electric utility, and Unicom Enterprises, an unregulated subsidiary engaged, through its subsidiaries, in energy service activities. Unicom is a public utility holding company exempt from registration pursuant to Commission order under Section 3(a)(1) of the Act./4/ Unicom's principal executive offices are located at 10 South Dearborn Street, 37th Floor, Chicago, Illinois 60603.

     ComEd's Utility Business

     ComEd is an Illinois corporation with its principal office in Chicago, Illinois. ComEd is a majority-owned subsidiary (greater than 99%) of Unicom./5/ ComEd is engaged in generating, transmitting and distributing electric energy to the public in northern Illinois. In 1998 and 1999 ComEd sold all of its fossil-fired generating capacity. ComEd retains 10 nuclear generating units totaling 9,550 MW of generating capacity located at five stations in Illinois. ComEd serves approximately 3.4 million retail electric customers in an 11,300 square mile service area including the City of Chicago in Illinois.

     ComEd has 5,300 miles of transmission facilities and has an open access transmission tariff ("OATT") on file with FERC. ComEd is a participant in the Mid-America Interconnected Network ("MAIN") as well as the Midwest Independent System Operator, Inc. ("MISO"). MISO has been approved by FERC to act as an regional transmission operator for its member utilities in the Midwest and adjacent areas./6/ On December 13, 1999, ComEd and other unaffiliated transmission providers in the Midwest submitted to FERC a joint petition for a declaratory order regarding a proposed plan or template for an independent transmission

________________________________
     /4/    Unicom Corporation, Holding Co. Act Release No. 35-26090 (July 22,
            ------------------
1994).

     /5/    At June 30, 2000, 8,510 of the 183,745,780 shares of common stock of
ComEd were not owned by Unicom but were in the hands of the public as a result of exercises of warrants or convertible preferred stock into ComEd common stock not followed by an exchange of such stock for Unicom common stock. The rights under the ComEd warrants and convertible preferred stock to acquire or convert into ComEd common stock will not be changed by the Merger. Following the Merger, Exelon will offer to exchange any such ComEd common stock issued on exercise of such warrants or convertible preferred stock for Exelon common stock. However, ComEd redeemed the convertible preferred stock in full on August 1, 2000.

     /6/    84 FERC P. 61,231, order on reconsideration, 85 FERC P. 61,250, order on reh'g, 85 FERC P. 61,372 (1998).

company ("ITC") that would operate under the oversight of the MISO./7/ ComEd plans to transfer control of its transmission assets to an ITC./8/

     Maps of the electric service area and transmission system of ComEd are filed as Exhibit E-1.

     ComEd is an electric utility and a holding company exempt from registration pursuant to a Commission order under Section 3(a)(1) of the Act pursuant to order and pursuant to Rule 2./9/ ComEd is subject to regulation as a public utility under the Illinois Public Utilities Act ("Illinois PUA") as to retail electric rates and charges, issuance of most of its securities, service and facilities, classification of accounts, transactions with affiliated interests, as defined in the Illinois PUA, and other matters. In addition, the Illinois Commission in certain of its rate orders has exercised jurisdiction over ComEd's environmental control program. ComEd is also subject to regulation by FERC pursuant to the Federal Power Act with respect to the classification of accounts, rates for wholesale sales of electricity, the interstate transmission of electric power and energy, interconnection agreements and acquisitions and sales of certain utility properties. ComEd is also subject to the jurisdiction of the NRC with respect to the operation of its nuclear generating stations.

     ComEd's only utility subsidiary is the Indiana Company. The Indiana Company was formed many years ago to hold a generating station built on the Indiana side of the Illinois-Indiana border near Chicago. The generating station was sold in 1997. The Indiana Company now has no retail customers and its only business is holding a small amount of electric transmission property in Indiana. The Indiana Company has no securities outstanding held by anyone other than ComEd./10/

     The Illinois legislature has enacted a retail access program in Illinois. Since October 1, 1999, (a) customers with peak loads of four MW or greater, (b) a percentage of commercial customers with ten or more locations with peak loads of 9.5 MW or greater, and (c) a percentage of other non-residential customers have been eligible via direct access to choose their electricity supply. The balance of ComEd's non-residential customers will become eligible for direct access by December 31, 2000, and all of its residential customers by May 1, 2002. ComEd will

________________________________
     /7/    See Docket No. EL00-25-000.  FERC has provided guidance on this
            ---
petition. Commonwealth Edison Company, 90 FERC (P) 61,192 (Feb. 24, 2000, order
           --------------------------
denying reh'g, 91 FERC (P) 61,178 (May 22, 2000).

     /8/    ComEd recognizes that a transfer of utility assets may require approval of the Commission. Any required approval will be sought at a future date.

     /9/    Commonwealth Edison Co., Holding Co. Act Release No. 35-26090 (July
            -----------------------
22, 1994).

     /10/   ComEd does not wish to make any change to the Indiana Company or its assets at this time because it is unclear what the ultimate disposition of the transmission facilities will be. ComEd is exploring establishing an independent transmission company and/or transferring control of its transmission facilities to an ISO. Further, it would not be desirable to transfer the Indiana Company's facilities to ComEd because that would likely subject ComEd to the jurisdiction of the Indiana Utility Regulatory Commission which could increase administrative burdens on ComEd and that commission without any benefit to consumers because ComEd would have no retail customers in Indiana.

continue to provide delivery service to all customers. As a part of the Illinois retail access program, ComEd's retail rates are capped through 2005.

     Unicom's Other Businesses

     Unicom, directly or indirectly, owns all the outstanding common stock of the non-utility subsidiary companies identified and described in Exhibit I-1 hereto. These companies are organized under Unicom Enterprises Inc. or Unicom. In addition, ComEd has the subsidiaries identified on that Exhibit which relate to its utility operations. Unicom's non-utility businesses are all utility related, and include mechanical services businesses, special purposes financing and tax advantaged transaction subsidiaries, energy management and marketing, district cooling and energy companies, captive insurance and small investments in various other utility related or community or economic development businesses and small passive investments.

     As described in detail herein, the non-utility operations of Unicom and ComEd will qualify as additional businesses of Exelon under the Act pursuant to Rule 58 or otherwise. Exelon requests that the investment in the Unicom Enterprises activities which it will acquire at consummation of the merger be disregarded for purposes of calculating the dollar limitation upon investment in energy-related companies under Rule 58./11/

     Unicom's Financial Position

     The authorized capital stock of Unicom consists of 400,000,000 shares of common stock. As of the close of business on June 30, 2000, 176,642,670 shares of Unicom common stock were issued and outstanding./12/ The Unicom common stock is listed on the New York Stock Exchange, Inc. ("NYSE"), the Chicago Stock Exchange and the Pacific Stock Exchange.

     The consolidated assets of Unicom, as of June 30, 2000, were approximately $21.2 billion, representing $12.3 billion in net electric utility property, plant and equipment; $4.9 million in non-utility subsidiary property, plant and equipment; and $4.0 billion in other corporate assets. For the twelve months ended June 30, 2000, Unicom had electric utility revenues of $6.9 billion.

     Unicom and ComEd are financially strong companies. Following the announcement of the revised Merger Agreement on January 7, 2000, Duff & Phelps Credit Rating Co. reaffirmed its ratings of Unicom and ComEd. At that date, Unicom's implied senior unsecured debt was rated "BBB;" ComEd's first mortgage bonds were rated "A-" and its unsecured debt was rated "BBB+."

________________________________
     /11/   See SCANA Corporation, Holding Company Act Release No. 35-27133
            --- ------------------
(Feb. 9, 2000); New Century Energies, Inc., Holding Company Act Release No.
                --------------------------
35-26748 (August 1, 1997). Conectiv, Inc., Holding Company Release Act No.
                           --------------
35-26832 (February 25, 1998); Ameren Corp., Holding Company Release Act No.
                              -------------
35-26809 (December 30, 1997).

     /12/   Under the Merger Agreement, Unicom has agreed to repurchase $1.0 billion of its common stock prior to the merger. At June 30, 2000 Unicom had acquired about 14 million shares. This amount is in addition to the 26.3 million shares of common stock purchased in January, 2000 upon settlement of certain forward purchase contracts. ComEd will reduce its outstanding common stock to mirror these reductions.

     Further Information

     More detailed information concerning Unicom and its subsidiaries, including the utility assets and operations of ComEd, is contained in the Unicom and ComEd combined Annual Report on Form 10-K and the Quarterly Reports on Form 10-Q, which are filed as exhibits hereto and incorporated by reference.

          3.   PECO and its Subsidiaries.

     PECO is an investor-owned public utility company that was incorporated in Pennsylvania in 1929 as the successor to various companies dating back as early as 1881. PECO is made up of several unincorporated divisions, including PECO Energy Distribution, PECO Nuclear, the Power Team and the Power Generation Group. PECO provides electric and gas utility service in southeastern Pennsylvania. PECO owns and operates a variety of nuclear and non-nuclear power generation plants, and also participates in the national wholesale electricity market and in retail access programs. PECO's principal executive offices are located at 2301 Market Street, P.O. Box 8699, Philadelphia, Pennsylvania 19101.

     PECO's Utility Business

     PECO provides retail electric service to customers in the City of Philadelphia and five nearby counties. PECO serves approximately 1.5 million electric retail customers in its 1,972 square-mile service territory. PECO also owns interests in three nuclear generating facilities (six units), seven fossil fuel facilities (including coal-fired, oil-fired, and combination gas-oil units), a pumped-storage hydro facility, a landfill gas facility, and thirty-three distributed generation units that are primarily gas-fired. Through subsidiaries, PECO owns and operates the 514 MW Conowingo Hydroelectric Project ("Conowingo Project"), located on the Susquehanna River in Pennsylvania and Maryland. These generation facilities have an estimated aggregate net installed electric generating capacity (summer rating) of 9,262 MW./13/

     PECO owns transmission facilities located in the Pennsylvania-New Jersey-Maryland ("PJM") control area. The PJM independent system operator offers transmission service over those PECO transmission facilities and the transmission facilities of other PJM members under the PJM open access transmission tariff on file with FERC./14/ PECO also has an open access transmission tariff on file with FERC./15/

     PECO also provides natural gas distribution service to over 400,000 retail customers in a 1,475 square-mile area of southeastern Pennsylvania adjacent to Philadelphia. The electric and gas service territories substantially overlap, with the major exception of the City of Philadelphia.

________________________________
     /13/   PECO is in the process of acquiring additional ownership interests in the Peach Bottom Atomic Power Station which would increase its ownership share to 50%, an additional 80 MW.

     /14/   Pennsylvania-New Jersey-Maryland Interconnection, et al., 81 FERC
            -------------------------------------------------------
(P)61,257 (1997), reh'g pending.

     /15/   PECO Energy Co., 74 FERC (P) 61,336 (1996).
            ---------------

In 1999, 8.8% of PECO's operating revenues and 6.6% of its operating income were from its gas operations. Maps of the electric and gas service areas of PECO are filed as Exhibit E-2.

     Regulation as a Utility

     PECO is currently a public utility holding company exempt from the provisions of the Act, except Section 9(a)(2), by reason of the annual exemption statements filed by it pursuant to Rule 2 of the Commission's rules and regulations.

     PECO currently has three wholly owned subsidiaries that are public utility companies within the meaning of the Act. These companies are exclusively engaged in owning and operating the Conowingo Project. The Conowingo Project is a pondage hydroelectric generating facility located on the Susquehanna River near Elkton, Maryland with a maximum capacity of about 514 MW. The Conowingo Project is owned and operated as follows:

     . PECO Energy Power Company ("PEPCO") owns the Pennsylvania portion (direct, 100% sub of PECO);/16/

     . Susquehanna Power Company owns the Maryland portion ("SPCO") (direct, 100% sub of PEPCO and indirect sub of PECO); and

     . Susquehanna Electric Company ("SECO" and together with PEPCO and SPCO, the "Conowingo Companies") (direct, 100% sub of PECO) leases and operates the Conowingo Project.

     The book value of the Conowingo Project is $134 million. Net income from the Conowingo Project for the twelve months ended June 30, 2000 was about $9.2 million. Susquehanna Electric Company operates the Conowingo Project and sells all of the output to PECO at wholesale at a price based on actual operating expenses. PECO's wholesale power marketing division is responsible for marketing the energy generated at the Conowingo Project.

     Typically, electricity is generated at the Conowingo Project when the PJM system operator determines that it is economic to do so. PJM makes its economic decision in part based on the dispatch of several hydroelectric facilities located upstream of the Conowingo Project, which dispatch determines the level of water available in the pond located at the Conowingo Dam. The reason PJM controls the dispatch of the Conowingo Project is that the Conowingo Project's dispatch is a function of the dispatch of these upstream hydroelectric facilities.

________________________________
     /16/   PEPCO is currently a registered holding company, with one wholly owned subsidiary, SPCO, a public utility company within the meaning of the Act and an indirect subsidiary of PECO. In addition to the companies identified above, SPCO also owns The Proprietors of the Susquehanna Canal, an inactive entity incorporated in 1783 and acquired in connection with the development of the Conowingo Project. See Holding Company Act Release No. 35-6718, June 18, 1946; Holding Company Act Release No. 35-16636, March 12, 1970; Holding Company Act Release No. 35-14782, January 2, 1963; Susquehanna Power Co., 19 FERC (P)
                                           ---------------------
61,348, order on reh'g, 13 FERC (P) 61,132 (1980) (the initial order was inadvertently omitted from the proper volume of FERC's reports).

     None of the Conowingo Project companies have retail customers, nor are they engaged in any business other than power generation at the dam. None of the companies have any securities outstanding in the hands of persons other than PECO or its subsidiaries.

     Exelon proposes to change the affiliation of these companies so that they are subsidiaries of Genco instead of PECO. The Conowingo Project's output will be sold to Genco at wholesale and it will have no other customers./17/ There will be no other substantive changes to the operating relationships of the Conowingo Project companies.

     PECO is subject to regulation by the Pennsylvania Commission with respect to retail rates, accounting, service standards, service territory, issuance of securities, certification of generation and transmission projects, and various other matters. PECO is also subject to the jurisdiction of FERC under the Federal Power Act for some phases of its business, including regulation of its rates relating to wholesale sales of energy and interstate transmission, licensing its hydroelectric stations, accounting, and certain other matters. PECO is also subject to the jurisdiction of the NRC with respect to the ownership and operation of its nuclear generating stations.

     The Pennsylvania Electricity Generation Customer Choice and Competition Act (the "Competition Act"), enacted in 1996, mandated the restructuring of the electric utility industry in Pennsylvania, including retail competition for generation beginning in 1999. The Competition Act unbundled electric service into separate generation, transmission and distribution services with open retail competition for generation. Electric distribution service remains regulated by the Pennsylvania Commission. The Competition Act required utilities to submit restructuring plans to the Pennsylvania Commission, including quantification of their stranded costs (the loss in value of a utility's electric generation-related assets which resulted from competition). The Competition Act authorizes the recovery of stranded costs through charges to distribution customers during a transition period. During the stranded cost recovery period, the utility is subject to a rate cap which provides that total charges to customers cannot exceed rates in place as of December 31, 1996, subject to certain exceptions. In PECO's case, the stranded cost recovery period will last until the end of 2010, during which time PECO's generation rates are capped in accordance with a schedule approved by the Pennsylvania Commission. In addition, PECO's transmission and distribution rates are capped through June 30, 2005, subject to certain exceptions.

     Pursuant to the Competition Act, PECO filed with the Pennsylvania Commission a comprehensive restructuring plan detailing its proposal to implement full customer choice of electric generation supplier. On May 14, 1998 the Pennsylvania Commission issued its Final

_____________________________
     /17/   The Federal hyodroelectric license for the Conowingo Project has been issued to the owners. If the license were amended or transferred in connection with the Merger, additional FERC proceedings and state regulatory determinations or approvals could be necessary which could delay the consummation of the Merger. PECO also examined other options for simplifying the current corporate structure of the Conowingo Project and eliminating the need for an intermediate registered holding company. In this regard, PECO examined merging some or all of the companies, seeking exemptions under section 3(a)(1) or 3(a)(2) of the Act, or formally converting the project to an exempt wholesale generator. These other options were either unavailable or would involve additional costs, delays, regulatory approvals, or potentially adverse tax complications.

Order accepting a "Joint Petition for Settlement of PECO's Restructuring Plan and Related Appeals and Application for a Qualified Rate Order and Application of Transfer of Generation Assets" (hereinafter referred to as "Restructuring Settlement"). Pursuant to the terms of the Restructuring Settlement, PECO's retail electric customers received an 8% rate reduction in 1999 and are receiving a 6% rate reduction in 2000. Pursuant to the Restructuring Settlement, PECO is authorized to, among other things, recover from its retail electric customers approximately $5.3 billion of stranded assets and costs and transfer its generation assets and liabilities and wholesale power contracts to a separate corporate affiliate. Under the Restructuring Settlement, transactions between and among certain PECO affiliates are subject to safeguards to ensure fair dealing. PECO's was the first restructuring plan approved in Pennsylvania and, on a percentage and absolute numbers basis, PECO has the highest number of customers exercising their retail choice by buying electricity from alternative suppliers.

     PECO's Other Businesses

     In addition to its regulated distribution businesses, PECO actively competes in deregulated retail markets for electricity and natural gas. Although its utility property and operations are generally confined to Pennsylvania,/18/ PECO markets or brokers electricity to retail customers in Massachusetts and New Jersey as well./19/ PECO markets or brokers natural gas to a small number of retail commercial and industrial customers in New Jersey and to customers in areas of Pennsylvania outside its gas franchise territory. In these retail choice programs, PECO acts as a marketer or broker. It does not own any utility distribution property or operate any utility distribution facilities in states other than Pennsylvania. PECO also engages in wholesale marketing of electricity through its Power Team division. PECO PowerLabs is a division which calibrates and verifies the accuracy of laboratory measuring and testing equipment.

     PECO has multiple subsidiaries that support its utility operations. A complete list of PECO's non-utility subsidiaries and affiliated business interests is contained in Exhibit I-2

_____________________________
     /18/   The only utility property located outside Pennsylvania is the
Conowingo Project, which is located in both Pennsylvania and Maryland, and a 42.6% interest in Salem Nuclear Generating Station Unit Nos. 1 and 2, located in New Jersey. The Salem station is directly interconnected with PECO's system through the PJM operated transmission system. The Commission has previously recognized that joint participation in the construction of large generating facilities (particularly nuclear facilities) is appropriate and does not controvert the integration requirement of Section 2(a)(29)(A) of the Act. See
                                                                          ---
Electric Energy, Inc., Holding Co. Act Release No. 13871 (November 28, 1958);
---------------------
Yankee Atomic Electric Co., Holding Co. Act Release No. 13048 (November 25,
--------------------------
1955); Mississippi Valley Generating Co., Holding Co. Act Release No. 12794
       ---------------------------------
(February 9, 1955).

     /19/   Exelon's electricity and natural gas brokering and marketing activities are permissible under the Act. The Commission and the SEC Staff have both recognized, on numerous prior occasions, that marketing activities are not utility activities under the Act. See UNITIL, Holding Company Act Release No.
                                  --- ------
26650 (January 21, 1997); SEI Holdings, Inc., Holding Co. Act Release No. 26581
                          ------------------
(September 26, 1996); PP&L Resources, Inc., Holding Co. Act Release No. 26905
                      --------------------
(August 12, 1998); Enron Capital & Trade Resources Corp., SEC No-Action Letter,
                   --------------------------------------
1997 SEC No-Act. LEXIS 287 (February 13, 1997); LG&E Power Marketing, Inc., SEC
                                                --------------------------
No-Action Letter, 1996 SEC No-Act. LEXIS 510 (April 26, 1996). In SEI Holdings
                                                                  ------------
the Commission stated "[i]ndustry trends and competitive pressures make it important for registered system companies to be poised to compete in new markets as they are created. Such participation would appear to promote the goals of United States energy policy, including increased competition and lower rates."

hereto. These businesses are all utility related, and include special purposes financing subsidiaries, EWGs, telecommunications companies, real estate companies, investments in various utility related businesses or funds, infrastructure services businesses, and other businesses and small passive investments.

     In addition to PECO's utility and retail competition operations, PECO is also engaged in certain non-utility businesses either directly, through subsidiaries or through affiliated business ventures. In addition to the information given on Exhibit I-2, the following describes certain of these non-utility businesses.

     PECO, British Energy, plc of Edinburgh, Scotland, and BE, Inc., a U.S. subsidiary of British Energy, have formed AmerGen Energy Company, L.L.C. ("AmerGen") to pursue opportunities to acquire and operate nuclear generating stations in the United States. PECO and BE, Inc. each own a 50% equity interest in AmerGen. As of the date of this Application-Declaration, AmerGen has acquired Three Mile Island Unit 1 ("TMI-1") in Pennsylvania, Clinton Power Station in Illinois and the Oyster Creek nuclear plant in New Jersey./20/ AmerGen has also entered into an Asset Purchase Agreement with Vermont Yankee Nuclear Power Corporation to acquire the Vermont Yankee nuclear plant./21/ AmerGen has been granted exempt wholesale generator ("EWG") determinations from the FERC in connection with TMI-1, Clinton and Oyster Creek and will apply for EWG determination with respect to the others./22/ PECO's 50% interest in AmerGen is authorized by section 32(e) of the Act./23/

     In accordance with the provisions of the Telecommunications Act of 1996, PECO entered the telecommunications business through undertakings with experienced operators. PECO Hyperion Telecommunications is a general partnership with Adelphia Business Solutions, Inc. that provides "competitive local exchange carrier" services such as local dial tone, long distance, Internet service and point-to-point (voice and data) communications for businesses and institutions in eastern Pennsylvania. Through its subsidiary PECO Wireless, LLC, PECO holds a 49% interest in a company which offers personal communications services in the Philadelphia "Major Trading Area." PECO's interests in these businesses are authorized by section 34 of the Act. Other telecommunications related entities in which PECO holds an interest are described in Exhibit I-2./24/

_____________________________
     /20/   An agreement with Niagara Mohawk Power Company and New York State
Electric and Gas Company regarding Nine Mile Point Unit 1 has been terminated by the parties.

     /21/   AmerGen is assigning its rights and obligations under the Asset
Purchase Agreement for Vermont Yankee to AmerGen Vermont, LLC, its wholly owned subsidiary formed for the purpose of owning and operating Vermont Yankee.

     /22/   Letter Orders, reported at 90 FERC P. 62,061 (2000); 91 FERC P.
            -------------
62,049 (2000) ; and 92 FERC P. 62,227 (2000).

     /23/   Exelon's compliance with Rule 53 is discussed in the Financing U-1.

     /24/   To the extent that the companies identified above have not registered with the Federal Communications Commission ("FCC") as Exempt Telecommunications Companies on the date of the filing of this Application-Declaration, Exelon submits that it will act to ensure their registration with the FCC under Section 34 of the Act. To the extent such registration is not completed prior to the entry by the Commission of an order approving

     As discussed below under Item 3.B.3(a)(v), "Retention of Other Businesses," the non-utility operations of PECO will qualify as additional businesses of Exelon under the Act pursuant to Rule 58 and other applicable provisions. Exelon requests that the investment in the PECO activities which it will acquire at consummation of the merger be disregarded for purposes of calculating the dollar limitation upon investment in energy-related companies under Rule 58./25/ A list of Rule 58 non-utility businesses and the basis for their retention is contained in Exhibit I-2 hereto.

     PECO Financial Position

     PECO's authorized capitalization consists of 500 million shares of common stock, 15 million shares of cumulative preferred stock and 100 million shares of series preference stock. As of the close of business on June 30, 2000, there were 169,634,451 shares of PECO common stock and 1,930,920 shares of PECO cumulative preferred stock of various series issued and outstanding./26/ PECO common stock is listed on the NYSE and the Philadelphia Stock Exchange. Consolidated assets of PECO and its subsidiaries as of June 30, 2000 were approximately $14 billion, consisting of $4 billion in net electric utility property, plant and equipment; $860 million in net gas utility property, plant and equipment; and $164 million in non-utility plant, and $9 billion in other corporate assets. For the twelve months ended June 30, 2000, PECO had electric utility revenues of $4.87 billion and gas utility revenues of $461 million./27/

     Like Unicom and ComEd, PECO is a financially strong company. Following the announcement of the revised Merger Agreement on January 7, 2000, Duff & Phelps Credit Rating Co reaffirmed its ratings of PECO. At that date, PECO's first mortgage bonds were rated "A-" and its implied senior unsecured debt was rated "BBB+."

_____________________________
(continued...)

the Merger, Exelon requests that the Commission reserve its jurisdiction over these entities until Exelon makes a filing identifying the companies that have registered or explaining why they may otherwise be retained in accordance with the Act and the Commission's Rules.

     /25/   See SCANA Corporation, Holding Company Act Release No. 35-27133
            --- ------------------
(Feb. 9, 2000); New Century Energies, Inc., Holding Company Act Release No.
                --------------------------
35-26748 (August 1, 1997). Conectiv, Inc., Holding Company Release Act No.
                           --------------
35-26832 (February 25, 1998); Ameren Corp., Holding Company Release Act No. 35-
                              ------------
26809 (December 30, 1997).

     /26/   Under the Merger Agreement, PECO has agreed to repurchase $500 million of its common stock prior to the Merger. At May 5, 2000, PECO had completed such repurchases and had 169,570,844 shares outstanding.

     /27/   PECO and ComEd currently have pending before the IRS requests for private letter rulings that their respective Restructurings will be tax-free reorganizations. If required by the IRS to satisfy the Internal Revenue Code ss. 368(c) control test, PECO will take steps prior to the Merger to either amend the terms of its outstanding series of preferred stock so that the stockholders have voting rights or issue to Exelon a new series of non-voting preferred stock so that Exelon owns 80% of the resulting total class of preferred stock. Neither arrangement will have a material effect on PECO's balance sheet. The arrangement that is ultimately adopted will either be covered by the existing restructuring/merger orders issued by the Pennsylvania Commission, or PECO will seek further approvals from the Pennsylvania Commission.

     Further Information

     More detailed information regarding the utility assets and operations of PECO is included in its Annual Report on Form 10-K and Quarterly Reports on Form 10-Q which are filed as exhibits hereto and incorporated by reference.

     D.     Exelon Services

     Exelon Services will enter into a service agreement with ComEd, PECO, Genco and other affiliates (the "General Services Agreement"). (A copy of the form of the General Services Agreement is filed as Exhibit B-2.) The General Services Agreement will include non-utility subsidiaries of Exelon as client companies. In this Application-Declaration, Applicant seeks certain exemptions from or waiver of the Commission's rules regarding the provision of service at cost to certain affiliates of Exelon as described herein. Exelon may create a service company as a subsidiary of Genco to achieve tax savings and efficiencies. If created, this service company would perform some but not all of the services contemplated in the General Services Agreement and would conduct business pursuant to a service agreement substantially the same as the General Services Agreement and pursuant to the allocation methods approved for Exelon Services./28/

     E.     Exelon Ventures, Exelon Enterprises, Exelon Energy Delivery and
Genco

     For a variety of tax, regulatory and business reasons, Exelon has determined that the best way to organize its non-utility subsidiaries is through the creation of Exelon Ventures Company ("Ventures"). Ventures will be a first tier subsidiary of Exelon. It will own all of Exelon Enterprises Company, LLC ("Enterprises"). Enterprises, in turn, will hold the existing non-utility investments of Unicom and PECO. In addition to Enterprises, Ventures will also own all of the voting interest in Genco./29/ This structure allows Exelon to align its non-utility enterprises and its non-State regulated electric generating business in an efficient and simple manner.

     Likewise, for a variety of regulatory and business reasons, Exelon has determined that it wishes to include another intermediate holding company -- Exelon Energy Delivery Company ("Exelon Delivery") in its corporate organization. This company would serve as parent for ComEd and PECO./30/

_____________________________
     /28/   Exelon will file a pre-effective or post-effective amendment to this
Application-Declaration seeking approval of the service company subsidiary of Genco if it is determined to create that company. Such filing would include all the information necessary for the Commission to make the determination required under Rule 88. Exelon requests that if a post-effective amendment is filed, any further order be entered without the necessity for further publication of notice of the filing.

     /29/   It is currently contemplated that Genco will be organized as a limited liability company as will Enterprises, although Enterprises may be a business corporation. Furthermore, it is currently comtemplated that Exelon Delivery and Ventures will be organized as corporations, although they may be organized as limited liability companies.

     /30/   Exelon believes that substantially all conditions to the completion of steps necessary to achieve the corporate structure shown in Exhibit E-5 will be satisfied at or about the time of the Merger. However, including Exelon Delivery as a holding company for ComEd and PECO will require approval of the Pennsylvania Commission, a notice filing with the Illinois Commission and notice to and authorization and/or jurisdictional

     Following the transactions, Exelon Delivery and Ventures will register as holding companies under the Act. Genco will be a holding company for PEPCO and SECO and will also register as a holding company. Finally, PEPCO will remain a holding company for SPCO and will remain a registered holding company as it is currently.

     A chart showing the post-merger organization of the Exelon system, assuming the Restructurings are complete, and including Exelon Delivery and Ventures, is included as Exhibit E-5 hereto.

     F.     Description of the Merger

     The Merger is structured as a merger of equals. Following the Merger, Unicom shareholders will own about 46% and PECO shareholders will own approximately 54% of Exelon. The Merger is subject to customary closing conditions, including the receipt of the requisite shareholder approvals of Unicom and PECO and all necessary governmental approvals, including the approval of the Commission.

     The Merger Agreement provides that through a transition period beginning with the closing of the merger and ending December 31, 2003, the Board of Directors of Exelon will consist of 16 members initially, 50% of the directors will be recommended by Unicom from among the members of its board at the time of closing and 50% of the directors will be recommended by PECO from among the members of its board at the time of closing. The Board of Directors will be divided into three classes, as nearly equal in number as possible, with equal numbers (as nearly as possible) of Unicom and PECO directors in each class. In addition to the executive committee, which shall include the two Co-CEO's, two PECO independent directors and two Unicom independent directors, initially there will be other committees of the board, with the chairmen to be equally divided between PECO designated directors and Unicom designated directors. For the first half of the transition period, Mr. Corbin A. McNeill, Jr., current Chairman and CEO of PECO, will be Chairman and Co-CEO of Exelon, and Mr. John W. Rowe, current Chairman and CEO of Unicom, will be Chairman of the Executive Committee of the Board, President and Co-CEO of Exelon. For the second half of the transition period, Mr. McNeill will be Chairman of the Executive Committee of the Board and Co-CEO of Exelon and Mr. Rowe will be Chairman and Co-CEO of Exelon. At the expiration of the transition period, Mr. McNeill will retire as an officer and employee of Exelon but will remain a director. The bylaws of Exelon will provide that during the transition period the terms of employment of Messrs. McNeill and Rowe and the succession process described above can be changed only by a vote of at least two-thirds of the directors.

_____________________________
(continued...)

disclaimer of FERC. In the event such regulatory approvals are not obtained or other impediments develop, Exelon Delivery would not be put it place. Accordingly, Exelon requests authority to effectuate the Merger, with or without Exelon Energy Distribution Company. An analysis of how Exelon Delivery and Ventures comply with the Act is included in Item 3.B.3.a.(vi). Exelon will file with the Commission a Certification under Rule 24 upon completion of the Merger and, if it occurs later, upon completion of the transfer of common stock of ComEd and PECO from Exelon to Exelon Delivery. As indicated in Note 3 above, Exelon also requests authority to effectuate the Merger, with or without the Restructurings. Exelon will file with the Commission a Certification under Rule 24 upon completion of the Merger and, if it occurs later, upon completion of the Restructurings.

     The Merger is structured to be tax-free to holders of PECO common stock and Unicom common stock for United States Federal income tax purposes, except for that portion of Merger consideration ($3.00 per share) received by Unicom shareholders in cash, including any cash received instead of any fractional shares in Exelon common stock.

     The Merger will be accounted for using purchase accounting with PECO being deemed to have acquired Unicom. Exelon will acquire Unicom by exchanging .875 shares of Exelon Common stock for each share of Unicom common stock. In addition, Exelon will pay each Unicom shareholder $3.00 per Unicom share, in cash.

     The aggregate of the $3.00 per share cash payment to Unicom shareholders is not expected to exceed $525 million. Exelon plans to finance this cash payment through a loan from a small number of banks under a credit agreement. This credit agreement will be entered into prior to the completion of the Merger with "Exelon Corporation" - the current inactive subsidiary of PECO that will be party to the share exchange whereby it will become the parent corporation. After the share exchange and the merger with Unicom, this bank agreement will remain in place as permanent financing for Exelon./31/

     An adjustment to recognize goodwill will be made in connection with the Merger. Goodwill represents the excess of the purchase price consideration of $5.766 billion, including PECO's estimated transaction costs, over the net book value of assets acquired (which at June 30, 2000 were $3.549 billion). The adjustment reflects the merger consideration including approximately 145.8 million shares of Exelon common stock at a price of $35.89 based on the average closing price of PECO common stock between January 3 and 12, 2000. The estimated goodwill based on these factors and pro forma adjustments at June 30, 2000 is $2.217 billion. Actual goodwill recorded upon consummation of the Merger will consider the fair value of Unicom's assets and liabilities at that future date, including the fair value determination of nuclear generating stations, and may differ significantly from the amounts recorded in the pro forma financial statements included in the Joint Proxy Statement/Prospectus dated May 15, 2000 (the "Joint Proxy Statement"). Substantially all of the goodwill will be reflected on the balance sheet of ComEd. Goodwill will be amortized over a 40-year period. See pages 85-96 of the Joint Proxy Statement of Unicom and PECO (a copy of which is included as Exhibit C-2) for details regarding the pro forma financial statements of Exelon.

     The Merger Agreement contains certain covenants relating to the conduct of business by the parties pending the consummation of the Merger. Generally, the parties must carry on their businesses in the ordinary course consistent with past practice, may not increase common stock dividends beyond specified levels and may not issue capital stock except as specified. The Merger Agreement also contains restrictions on, among other things, charter and bylaw amendments, capital expenditures, acquisitions, dispositions, incurrence of indebtedness, and

_____________________________
     /31/   Because the loan to Exelon will occur prior to the Merger when neither Exelon, Unicom nor PECO are subject to the provisions of the Act requiring approval of securities issuances, no approval by the Commission is required for the borrowing prior to the Merger or the continued existence of this financing arrangement after the Merger. The impact of this borrowing on Exelon's capitalization ratio is included in the information provided to the Commission in the Financing U-1. See Energy East Corp., Holding Co. Act Release
                                 ---------------------
No. 27224 (Aug. 31, 2000) and Energy East Corp., Holding Co. Act Release No.
                              ----------------
27228 (Sept. 12, 2000).

certain increases in employee compensation and benefits. Under the Merger Agreement, Unicom is to use commercially-reasonable efforts to purchase in the open market, or otherwise, its common stock in an amount of $1.0 billion prior to the closing of the Merger. Under the Merger Agreement, PECO is to use commercially-reasonable efforts to purchase in the open market, or otherwise, its common stock in an amount of $500 million prior to the closing of the Merger.

     The Merger Agreement provides that, after the effectiveness of the Merger, Exelon's principal corporate office will be located in Chicago, Illinois. Exelon will maintain corporate offices in Philadelphia as the headquarters of PECO Energy and the combined entity's generation business will be headquartered in southeastern Pennsylvania.

                    Item 2. Fees, Commissions and Expenses

     The fees, commissions and expenses to be paid or incurred, directly or indirectly, in connection with the Merger, including the solicitation of proxies, registration of securities of Exelon under the Securities Act of 1933, and other related matters, are estimated as follows:

   Commission filing fee for the Joint Registration Statement on Form S-4..................       $  4,024,224
   Accountants' fees.......................................................................            500,000
   Legal fees and expenses relating to the Act.............................................            690,000
   Other legal fees and expenses...........................................................          4,686,000
   Shareholder communication and proxy solicitation........................................            343,000
   NYSE listing fee........................................................................            536,000
   Exchanging, printing, and engraving of stock certificates...............................          1,745,000
   Investment bankers' fees and expenses...................................................         68,000,000
   Consulting fees related to the Merger...................................................          6,600,000
   Miscellaneous...........................................................................            275,776
                                                                                                  ------------
   TOTAL...................................................................................       $ 87,400,000
                                                                                                  ============

                    Item 3. Applicable Statutory Provisions

     The following sections of the Act and the Commission's rules thereunder are or may be directly or indirectly applicable to the Merger:

                                               Transactions to which section or
     Section of the Act                             rule may be applicable:
     ------------------                        ---------------------------------

     2(a)(7), 2(a)(8)                          Declaration that Ventures, Exelon
                                               Delivery and Genco are not
                                               holding companies or subsidiary
                                               companies solely for purposes of
                                               Section 11(b)(2)

     4, 5 Registration of Exelon as a holding company following consummation of the Merger.

     6(a), 7 Issuance of Exelon common stock in exchange for shares of Unicom and PECO common stock.

                                                 Transactions to which section
     Section of the Act                          or rule may be applicable:
     ------------------                          -------------------------------

     9(a)(1), 10                                 Aquisition by Exelon of stock
                                                 of Exelon Services and of non-
                                                 utility subsidiaries of Unicom
                                                 and PECO.

     9(a)(2), 10(a), (b), (c)                    Aquisition by Exelon of common
      and (f), 11(b)                             stock of ComEd, the Indiana
                                                 Company, PECO, Genco and the
                                                 Conowingo Companies; creation
                                                 of Ventures and Exelon Delivery
                                                 and transfer of ComEd and PECO
                                                 stock to Exelon Delivery

     8, 9(c)(3), 11(b)                           Retention by Exelon of the
                                                 retail gas utility operations
                                                 of PECO; investment in and
                                                 retention of her businesses of
                                                 Unicom and PECO and their
                                                 direct and indirect
                                                 subsidiaries.

     11(b)(2) Declaration that Ventures, Exelon Delivery and Genco are not subsidiary companies or holding companies solely with respect to the "great-grandfather" provisions of
                                                 Section 11(b)(2).

     12 Transfer of generating assets of ComEd and PECO to Genco in the Restructuring; transfer of assets Exelon Services in connection with establishment of service company; exchange of ComEd common stock for Exelon common stock pursuant to Unicom stock purchases and formation and transfer of Genco; transfer of common stock of ComEd and PECO om Exelon to Exelon
                                                 Delivery.

     13 Approval of the services to be provided by Exelon Services to utility subsidiaries in accordance with the General
                                                 Services Agreement; approval of
                                                 services to be provided
                                                 thereunder by Exelon Services
                                                 to the direct and indirect non-
                                                 utility subsidiaries of Unicom
                                                 and PECO; approval of the
                                                 performance of certain services
                                                 between Exelon system
                                                 companies; and exemption from
                                                 at-cost standards with respect
                                                 to certain services between
                                                 Exelon system companies.

     Rules
     -----

     42-44 Transfers of utility assets and securities of public utility subsidiaries; exchange of ComEd common stock for Exelon common stock pursuant to Unicom stock repurchases and formation and transfer of Genco

     80-92                                       Affiliate transactions,
                                                 generally.

To the extent that other sections of the Act or the Commission's rules thereunder are deemed to be applicable to the Merger, such sections and rules should be considered to be set forth in this Item 3.

     A. Application of the Act in Light of the Evolving "State of the Art" of the Electric Utility Industry

     To approve the Merger, the Commission must find that Section 10 of the Act is satisfied. The Section 10 analysis is presented in detail below in section B "Section by Section Analysis" in this Item 3. The highlight of the analysis is whether the Merger will tend toward the economical and the efficient development of an integrated public-utility system under Sections 11 and 2(a)(29) of the
                 ---------------------
Act. Applicant believes that it will. Before setting forth in detail how the Merger satisfies each requirement of the Act, this Application-Declaration will first describe some of the recent changes in the utility industry that have resulted in the current "state of the art."

     The Act directs the Commission to consider the "state of the art" in determining whether the requirements of the Act are satisfied./32/ The Commission has long recognized that as the industry changes -- by means of technological development and by reason of new laws and regulations -- the Commission faces the task of applying the requirements of the Act in light of these changing conditions. Such changes since 1935 have made it possible for ever larger and geographically more diverse companies to satisfy the standards of the Act. Systems that would have been unlikely to receive approval in an earlier era have proven to be not only permitted, but in fact made necessary, by the evolving state of the art./33/

     In recent years the Commission has emphasized that the Act "creates a system of pervasive and continuing economic regulation that must in some measure at least be fashioned from time to time to keep pace with changing economic and regulatory climates."/34/ In recent decisions, the Commission has cited U.S. Supreme Court and Circuit Court of Appeals cases that recognize that an agency is not required to "establish rules of conduct to last forever,"/35/ but must "adapt [its] rules and policies to the demands of changing circumstances"/36/ and to "treat

_______________________

     /32/ See the definition of "integrated public-utility system" in Section
          ---
2(a)(29).

     /33/ See, e.g., American Electric Power Company, Inc., Holding Co. Act
          ---  ---   ------------------------------------
Release No. 20633 (July 21, 1978).

     /34/ Union Electric Co., Holding Co. Act Release No. 18368, n. 52( April
          -----------------
10, 1974), quoted in Consolidated Natural Gas Co., Holding Co. Act Release No.
                     ----------------------------
26512 (April 30, 1996) (authorizing international joint venture to engage in energy marketing activities); Eastern Utilities Associates, Holding Co. Act
                              ----------------------------
Release No. 26232 (Feb. 15, 1995) (removing restrictions on energy management activities); and Southern Co., Holding Co. Act Release No. 25639 (Sept. 23,
                 -----------
1992) (approving acquisition of foreign public-utility subsidiary company).

     /35/ Rust v. Sullivan, 500 U.S. 173 (1991); American Trucking Assns., Inc.
          ----------------                       -----------------------------
v. Atchison, T.&S.F.R. Co., 387 U.S. 397 (1967); Shawmut Assn. v. SEC, 146 F.2d,
-----------                                      --------------------
791 (1st Cir. 1945).

     /36/ NIPSCO Industries, Inc., Holding Co. Act Release No. 26975 (Feb. 10,
          ----------------------
1999) [hereinafter "NIPSCO"], citing Rust v. Sullivan at 186-187. Accord, Sempra
                    ------    ------ ----------------             ------  ------
Energy, Holding Co. Act Release No. 26971 n./23/ (Feb. 1, 1999) (interpreting
------
the integration standards of the 1935 Act in light of developments in the gas industry).

experience not as a jailer but as a teacher."/37/ Consequently, the Commission has attempted to "respond flexibly to the legislative, regulatory and technological changes that are transforming the structure and shape of the utility industry," as recommended by Division of Investment Management (the "Staff") in its report issued in June 1995 entitled "The Regulation of Public Utility Holding Companies" (the "1995 Report"). Indeed, with specific reference to the integration requirements of the Act, the 1995 Report explains:

         The statute recognizes . . . that the application of the integration standards must be able to adjust in response to changes in "the state of the art." As discussed previously, the Division believes the SEC must respond realistically to the changes in the utility industry and interpret more flexibly each piece of the integration equation./38/

     The current state of the art is characterized by the development of competitive wholesale electric supply markets resulting from changes in Federal law and regulations and the adoption by States of utility restructuring laws leading to retail customer choice and other changes. Increasingly, electric utilities no longer rely solely on acquiring their own, more efficient generation to achieve efficiencies and economies.

     Because of these changes, the electric utility industry today is much different from what it was -- even in the recent past. The utility market model,
                                                           --------------------
with generation functionally unbundled from transmission and distribution, is supplanting the vertically integrated monopoly model throughout the country.
                ------------------------------
Developments in Federal law and regulations have led to a wholesale competitive electric generating market. The access for all eligible parties to interstate transmission is a critical component of this market. The market model has evolved further in some States, like Illinois and Pennsylvania. Unlike many recent or pending merger cases at the Commission, in this case the legislatures of the States where the companies operate have enacted State utility restructuring legislation. In Illinois and Pennsylvania, pursuant to this recent legislation, retail customers have a choice in determining who will supply their electric power. Customer choice -- the elimination of the traditional monopoly over the generation aspects of electric service -- fundamentally changes the nature of regulation. In this case, each State has adopted laws and policies seeking to provide consumers the benefits of competition. Further, technological developments are changing the nature of the industry. So called "distributed generation" and other developments have fundamentally changed how electricity is produced and distributed and have accelerated the movement to the market model.

     The Merger is one of the first to take full advantage of the developing market model of achieving integrated and coordinated operations -- yet it fully complies with all the requirements of the Act in substantially the same manner as was the case in similar mergers recently approved by the Commission./39/ Unlike many registered holding companies, Exelon will consolidate all of its generating assets in a single entity: Genco. Genco will control and coordinate the efficient

______________________

     /37/  NIPSCO, supra, citing Shawmut Assn. v. SEC at 796-97.
           ------  -----  ------ --------------------

     /38/  1995 Report at 71.

     /39/  American Electric Power Company, Inc., Holding Co. Act Release No.
           -------------------------------------
27186 (June 14, 2000).

use of all these generating assets by supplying the generation needs of ComEd and PECO as well as supplying Exelon's other wholesale customers. Exelon will obtain its power supply not just from its owned facilities -- the facilities formerly owned by ComEd and PECO and transferred to Genco -- but from a variety of market sources. Further, Exelon will coordinate the dispatch of these generation sources not only through the use of the ComEd and PECO transmission systems, but by using the Contract Path and a portion of the open access transmission grid. The entire working model of the industry has shifted from "build and own all generation necessary to serve your load" to "consider all supply options available in the market -- both local and distant." Likewise, the transmission grid has developed physically, but more importantly in the legal and operational manner discussed below, to accommodate this new working model.

     Development of the competitive model for electric generation began with the Public Utility Regulatory Policies Act of 1978 ("PURPA"), which encouraged the development of new sources of generation. The development of the market for non-traditional generation for the wholesale market accelerated significantly after adoption of the Energy Policy Act of 1992 ("EPACT"). This progress has been facilitated by FERC's willingness to permit the sale of electric capacity and energy at market-based rates. The regulatory policy fostering market based rates for the commodity of electricity applies not only to non-utility generators and independent power producers ("IPPs"), which developed in the wake of PURPA, but also to traditional integrated utilities, like ComEd and PECO, who have increasingly focused on their own wholesale marketing efforts./40/ The increasing number of wholesale sellers has also led to the development of power marketers (many of which are affiliated with utilities) -- a relatively new class of wholesale market participant that purchases and sells power produced by third parties, not from their own resources.

     The increase in the number of, and capacity controlled by, non-traditional generators, and the volume of trading by power marketers has been dramatic. Nationwide, plans to build new plants by non-utility entities have expanded dramatically. For example, PJM makes public requests received by it for interconnection to the PJM transmission grid by new generating sources. As of January, 2000, the "queue" of applications for connection with the PJM grid included about 100 active projects with a total of about 40,000 MW./41/ Similar plant additions have been announced by IPPs in the Midwest as well. By the first quarter of 1999, power traded by marketers exceeded 400 million MWh, with over 100 entities engaged in the business./42/

     The increased capacity of non-traditional generators, and the number of suppliers, as well as the liquidity created by power marketers has had an impact on energy pricing. Energy marketers commonly arbitrage energy price differentials by buying in one market and selling in

__________________________

     /40/ ComFd and PECO have each been granted market authority and participate in wholesale markets. PECO's wholesale power marketing operations division (the Power Team) is one of the most active power marketers in the country. It ranked 14/th/ out of the top 45 wholesale power sellers in 1998. Power Markets Week, at
                                                          ------------------
16 (June 28, 1998).

     /41/ Current information can be found at http://www.pjm.com/. For reference, the PJM ISO has a peak load of about 51,000 MW.

     /42/ Order No. 2000 at 15.

another. The effect of these trading strategies is to minimize margins to be gained in interregional sales and therefore to drive electric supply market prices closer to a regional-wide marginal (or incremental) cost. As prices move to marginal cost, rate differentials arising from historical embedded cost begin to disappear. Non-traditional generators operating in the national energy markets also are becoming a more significant factor in the electric utility industry. Their significant plant additions lessen the impact of historical embedded utility-specific price differentials by changing the cost structure of the industry as a whole.

     At the same time as these developments were occurring, many States began implementing integrated resource planning requirements that mandate that utilities focus on both supply-side and demand-side resources and that require local utilities to competitively bid their resource requirements to obtain the lowest cost resources possible. Under these resource procurement requirements, utilities typically must purchase power from third parties (rather than provide for their own generation) if to do so would result in lower costs to consumers. Thus, State regulators have widely recognized that the economic operation of a utility system must include the benefits of integration through the marketplace and not just the effects of vertically-integrated ownership structure. Illinois and Pennsylvania have moved beyond these steps, however, and have acted to fully open the generation supply function to competition.

     For various reasons, including State utility restructuring laws, utilities have been selling large amounts of generating assets. From August 1997, through early 1999 approximately 80,000 MW of generating capacity was sold (or was under contract to be sold) by utilities. In total, this represents more than 10 percent of U.S. generating capacity./43/ ComEd itself has sold 11,272 MW of capacity (about 55% of its total capacity before the sales) to unaffiliated purchasers. These sales contribute to the development of the market for generation by increasing the capacity in the hands of non-traditional generators and bringing new competitors into most local markets.

     These developments make it clear -- the old model of "generating all you use" no longer prevails. The traditional means of achieving economies and efficiencies -- acquiring additional generation -- no longer apply. Utilities -- to the extent they provide retail bundled service -- will have to shop from a number of sources to obtain the most economical generation. The development of the open access transmission grid enables the utility to expand the region in which they can find supplies. Further, in states such as Illinois and Pennsylvania, which have opened the generating function to competition, the traditional utility will no longer be the only source of generation. All customers will rely a wide-spread, increasingly national market to provide generation at a market driven price.

     The Merger is in direct response to these developments. ComEd and PECO will use Genco to coordinate their "shopping" efforts. Further, Genco will use its marketing abilities to sell the generation output of facilities controlled by Exelon in the most efficient manner possible -- to ComEd and PECO and to other customers. Importantly, and as described in the following paragraphs, Genco will be able to arrange for the delivery of this power to where it is needed by relying on the Contract Path and open access transmission.

________________________

     /43/ RTO NOPR at 33,690.

     Following the enactment of EPACT, FERC recognized that the full development of a vigorous and competitive wholesale generation market would not be possible without a means for these new classes of generators and power marketers to move power from the generating facility to distant customers. Seeking to foster the wholesale generation markets, FERC has mandated changes in the legal framework of the interstate transmission grid to enable these generators to market electricity to an expanding number of customers. As a result, traditional utilities may also use the transmission grid to coordinate the activities of
          ------------
their own generation and distribution functions.

     EPACT changed the legal framework for the interstate transmission of electricity. Under this law, utilities could request transmission service over the systems of others. This expanded the circumstances in which a non-traditional generator, or two remote generation owning utilities, could economically move power from one place to another. FERC initially implemented EPACT on a case-by-case basis, ordering individual utilities to enter into specific transactions to transmit another entity's power over the transmission owner's system. Later it used its authority under EPACT, and its authority to remedy discriminatory conduct under the Federal Power Act (FPA), to require all
                                                                            ---
utilities under its jurisdiction to open their transmission systems and allow
--------------------------------
any qualified entity to use their system on a regular basis to deliver electricity at a fair and non-discriminatory rate. The new requirements, known simply and descriptively as "open access" came about in 1996 in FERC's Order No. 888 and its progeny./44/ Order No. 888's key provision was the requirement that utilities file standard transmission tariffs (called "OATTs" -- open access transmission tariffs) under which a transmission provider must offer service to any qualified user. OATTs provided utilities, other generation owners and power marketers for the first time with a generally available right to use the transmission systems of others to move power at tariffed rates.

         In Order No. 889,/45/ a companion 1996 ruling, FERC also mandated that transmission owners establish a comprehensive information system regarding the availability and price of their transmission service on an Internet site called Open Access Same-Time Information System ("OASIS"). The OASIS provides a practical and efficient means for distant utilities to use the interstate transmission grid to coordinate their operations. Because of these changes it is now possible for utilities that are not adjacent to gain the advantages of coordinated operation, to jointly use their various generating assets on an economic basis and otherwise act as an integrated public utility company through the use of the OATTs and OASIS. Importantly, "open access" as dictated by Order Nos. 888 and 889, provides an easy to use, day-to-day means of coordinating electric operations. Unlike in the past, when inter-company transmission required

__________________________

     /44/    Promoting Wholesale Competition Through Open Access
Non-Discriminatory Transmission Service by Public Utilities; Recovery of Stranded Costs by Public Utilities and Transmitting Utilities, FERC Stats. and Regs., Regulations Preambles, (P) 31,036 (1996) ("Order No. 888"), order on rehearing, FERC Stats. & Regs., Regulations Preambles; (P) 31,048 (1997) ("Order No. 888-A"). order on rehearing, 81 FERC (P) 61,248 (1997) ("Order NO. 888-B"), order on rehearing, 82 FERC (P) 61,046 (1998) ("Order No.88-C").

     /45/    Open Access Same-Time Information System (formerly Real-Time
             ------------------------------------------------------------
Information Network) and Standards of Conduct, Order No. 889, [1991-1996
---------------------------------------------
Transfer Binder] FERC Stats. & Regs., Regs. Preambles (P) 31,035, at 31,585
(1996), order on reh'g, Order No. 889-A, III FERC Stats. & Regs., Regs.
        --------------
Preambles (P) 61,253 (1997).

complex, separately negotiated agreements, open access is available to all on minimal notice and at standard terms.

         These legal and practical circumstances have only become available in recent years -- in fact only since about 1997./46/ Although Exelon believes that its electric facilities are "interconnected" and, therefore, that it is an integrated system, through the use of OATTs and OASIS, Exelon is not relying solely on this method to establish interconnection. Rather, Exelon is proposing its Contract Path, which is fully consistent with the most recent Commission precedent, in addition to other interconnections through OATTs./47/

         Unicom and PECO recognize and embrace the changes in the industry and believe that the Merger will result in an integrated public-utility system positioned for competition in the utility industry of the future. Open access to transmission, retail electric competition and technological changes are promoting the growth of larger and more competitive regional wholesale power markets. As more buyers and sellers participate in broader bulk power markets, increased competition will tend to produce lower and more stable electricity prices for the benefit of consumers. Although open access transmission is fully developed to enable Exelon to coordinate its utility operations (including the Contract Path), the transmission markets will become even more liquid and seamless, as a result of FERC's policy of promoting regional transmission organizations ("RTOs"), as most recently evidenced by its issuance of Order No. 2000 on December 15, 1999./48/ The development of RTOs will further streamline the currently

_____________________________

          /46/    The requirement to file an OATT was effective in 1996. OASIS went into operation in 1997.

          /47/    See, American Electric Power Company, Inc., Holding Co. Act
                  ------------------------------------------
Release NO. 27186 (June 14, 2000.  Exelon has prepared an Analysis of How the
                                                          -------------------
Interconnection Requirement of PUHCA is Satisfied by OATTs and OASIS
-------------------------------------------------------------------
("Interconnection Analysis"). This Interconnection Analysis, filed as Exhibit
  ------------------------         ------------------------
K-1 to this Application-Declaration and incorporated by reference herein, describes in detail the historical development of the interstate transmission grid in the United States referred to in the preceding paragraphs of the Application- Declaration. The Interconnection Analysis also traces the
                               ------------------------
development of the competitive generation sector of the electric utility industry and demonstrates how that development, spurred by EPACT and FERC Order Nos. 888 and 889, has led to a system which, when coupled with the Contract Path, will enable Exelon to operate efficiently, under normal conditions, as a coordinated and integrated public-utility system. Finally, the Interconnection
                                                               ---------------
Analysis includes a practical guide to moving power describing in detail exactly
--------
how the OATT and OASIS system will work, in conjunction with the Contract Path, to effectively and economically interconnect the parts of the Exelon system.
The Interconnection Analysis does not attempt a legal analysis of how Exelon
    ------------------------
meets the integrated public-utility system requirement of the Act -- that analysis follows in Part B, "Section by Section Analysis" to this Item 3. Rather, the Interconnection Analysis gives a description, too detailed to
            ------------------------
include here, of the factual basis for the noted elsewhere, it is not necessary for the Commission to find that open access is sufficient to establish "interconnection" within the meaning of the Act because Exelon will also obtain the Contract Path which is sufficient alone to meet the standards of the Act.

          /48/    Order No. 2000, Docket No RM99-2-000, Final Rule Regional
Transmission Organizations (December 15, 1999), 89 FERC (P) 61,285 (1999); order on reh'g, Order No. 2000-A, FERC Stats and Regs (P) 31,092 (Feb. 25, 2000). FERC defines an RTO as and entity that satisfies the minimum characteristics (independence, Scope and regional configuration, operational authority and short-term reliability) and minimum functions (tariff administration and design, congestion management, para;;e; path flow, ancillary services, OASIS information, market monitoring, planning and expansion and interregional coordination). 18 CFR (S) 35.34. The regional organizations to which ComEd and Peco belong, MISO and PJM, are "independent system operators," which is a type of organization structure for the control or operation of transmission facilities of multiple owners. Order No.

robust market for the interstate movement of electricity and provide the tools for meeting the ever increasing demand for capacity on the interstate grid. State and Federal policy makers have recognized that the economic operation of utility systems can be achieved, and indeed is perhaps best achieved, through contractual relations in a competitive marketplace, and not simply through ownership of generation, transmission and distribution facilities.

         To summarize the current state of the art described in this section, the ongoing corporate restructuring of the U.S. utility industry reflects the effects of emerging FERC policy on market-based power pricing and on transmission, including Order Nos. 888, 889 and 2000 requiring open access transmission on comparable terms and the functional unbundling of the transmission and wholesale merchant functions, the formation of ISOs and the development of RTOs. It is also the product of many recent State laws mandating competitive resource procurement, retail electric competition and the functional separation (and in some States, divestiture) of generation from transmission and distribution operations. Layered on these changes are both rapid developments in technology and the emergence and growth of the power marketing and energy trading industry, both of which facilitate efficient and competitive low-cost electric markets. The cumulative effect of these regulatory, technological and economic changes has dramatically altered the "state of the art" that Congress directed the Commission to consider more than sixty years ago. The Commission must "respond realistically to the changes in the utility industry and interpret more flexibly each piece of the integration equation."/49/ The SEC Staff in its 1995 Report advised the SEC that "open access under FERC Order No. 636, wholesale wheeling under the Energy Policy Act and the development of an increasingly competitive and interconnected market for wholesale power have expanded the means for achieving the interconnection and the economic operation and coordination of utilities with non-contiguous service territories." The "means for achieving interconnection" referred to in the 1995 Report are even more developed because of the open access requirements of Order No. 888 and Order No. 2000 which were promulgated after the 1995 Report was prepared.


_____________________________

(continued....)

2000 at 24. MISO and PJM may become RTOs in the future. Order No. 2000 requires all public utilities that own, operate or control interstate transmission facilities subject to FERC jurisdiction to file, by October 15, 2000, a proposal for an RTO with the minimum characteristics and functions identified in Order No. 2000, or, alternatively, a description of any efforts made by the utility to participate in an RTO, any obstacles to participation, and any plans and timetable for further work toward RTO participation. Public utilities that are members of an existing, FERC-approved regional entity must file by January 15, 2001 an explanation of the extent to which the regional entities in which they participate meet the minimum characteristics and functions of an RTO. In Order No. 2000, FERC has adopted a flexible approach that permits a number of different types of RTOs to come into being, including non-profit independent system operators and for-profit transmission companies (transcos), combinations of these two types of entities, or other approaches as yet to be determined. FERC also adopted the principle of "open architecture" so that an RTO and its members can evolve over time and improve structure, geographic scope, market support and operations to meet market needs. FERC will allow RTOs to propose changes to their enabling agreements to meet changing market, organization and policy needs. The inefficiencies that continue to exist in today's open access transmission system will be reduced as RTOs develop and mature. More information on how RTOs will further facilitate the open access transmission system is set forth in the Interconnection Analysis.
             ------------------------

         /49/    1995 Report at 67.

         The 1935 Act was intended, among other things, to prevent the evils that arise "when the growth and extension of holding companies bears no relation to the economy of management and operation or the integration and coordination of related operating properties . . . ."/50/ The Exelon system will be an example of growth that promotes economies and coordination of related operating properties within a single region in a manner consistent not only under the policies of the Act, but also with the policies of FERC and State regulatory initiatives. Under the Act, the ultimate determination has always been whether, on the facts of a given matter, the proposed transaction "will lead to a recurrence of the evils the Act was intended to address."/51/ The following section B, "Section by Section Analysis" will examine each of the requirements of the Act and show that the Merger will satisfy all those provisions, will not result in a recurrence of the evils to which the Act is directed and, therefore, should be approved by the Commission.

         B.  Section by Section Analysis

         The following is a section-by-section analysis that will demonstrate that the Merger is consistent with each of the referenced sections of the Act and should, therefore, be approved by the Commission. This discussion will show that the Merger clearly comports with Commission precedent. The following analysis will show that the Merger meets in every respect the requirements under the Act in light of the Commission's most recent precedent./52/

             1.  Section 9(a)(2) -- Acquisition of Utility Stock

         Section 9(a)(2) makes it unlawful, without approval of the Commission under Section 10, "for any person...to acquire, directly or indirectly, any security of any public-utility company, if such person is an affiliate...of such company and of any other public-utility or holding company, or will by virtue of such acquisition become such an affiliate."/53/ As a result of the Merger, Exelon will directly or indirectly acquire all of the outstanding voting securities of, and therefore be an affiliate of, each of the following public-utility companies: ComEd, the Indiana Company, PECO, Genco and the Conowingo Companies./54/ The Merger therefore requires prior Commission approval under the standards of Section 10. The relevant standards are set forth in Sections 10(b), 10(c) and 10(f) of the Act.

_______________________________

          /50/   Section 1(b)(4).

          /51/   Union Electric Co., quoted in Southern Co., Holding Company Act
                 -----------------             -----------
Release No. 25639 (Sept. 23, 1992).

          /52/   American Electric Power Company, Inc., Holding Co. Act Release
                 --------------------------------------
No. 27186 (June 14, 2000).

          /53/   Under the definition set forth in Section 2(a)(11), an
"affiliate" of a specified company means "any person that directly or indirectly owns, controls, or holds with power to vote, 5 per centum or more of the outstanding voting securities are owned, controlled, or held with power to vote, directly or indirectly, by such specified company."

          /54/   Upon completion of the Restructurings, the Conowingo Companies will be subsidiaries of Genco. Further, ComEd and PECO will become subsidiaries of Exelon Energy Delivery. See Exhibit E-5. Exelon will acquire over 99% of ComEd common stock. See note 5 above.

     The Merger complies with all of the applicable provisions of Section 10 of the Act and should be approved by the Commission:

     .    The consideration to be paid in the Merger is fair and reasonable.

     . The Merger will not create detrimental interlocking relations or concentration of control.

     . The Merger will not result in an unduly-complicated capital structure for the Exelon system.

     . The Merger is in the public interest and the interests of investors and consumers.

     . The Merger is consistent with Section 8 and not detrimental to carrying out the provisions of Section 11 of the Act.

     . The Merger tends toward the economical and efficient development of an integrated electric system and a permitted additional integrated gas system.

     .    The Merger will comply with all applicable State laws.

               2.   Section 10(b) -- Commission to Approve if Three Requirements
Met

     Section 10(b) provides that if the requirements of Section 10(f) are satisfied, the Commission shall approve an acquisition under Section 9(a) unless the Commission finds that:

     . such acquisition will tend towards interlocking relations or the concentration of control of public-utility companies, of a kind or to an extent detrimental to the public interest or the interests of investors or consumers;

     . in case of the acquisition of securities or utility assets, the consideration, including all fees, commissions, and other remuneration, to whomsoever paid, to be given, directly or indirectly, in connection with such acquisition is not reasonable or does not bear a fair relation to the sums invested in or the earning capacity of the utility assets to be acquired or the utility assets underlying the securities to be acquired; or

     . such acquisition will unduly complicate the capital structure of the holding-company system of the applicant or will be detrimental to the public interest or the interests of investors or consumers or the proper functioning of such holding-company system.

                    (a)  Section 10(b)(1) -- Interlocking
Relations/Concentration of Control

         Applicable Standard. The standards of Section 10(b)(1) are satisfied
         -------------------
because the Merger will not "tend towards interlocking relations or the concentration of control of public utility companies, of a kind or to an extent detrimental to the public interest or the interests of investors or consumers." By its nature, any merger results in new links between previously unrelated companies. The Commission has recognized that such interlocking relationships are permissible in the interest of efficiencies and economies./55/ The links that will be established as a result of the Merger are not the types of interlocking relationships targeted by Section 10(b)(1), which is primarily aimed at preventing business combinations for reasons unrelated to attaining operating synergies. In the present circumstances, the so-called interlocking relationships will consist of new Boards of Directors of Exelon and its subsidiaries and various contractual arrangements designed to integrate the Exelon system and to produce efficiencies and economies. The Merger Agreement provides for the Board of Directors of Exelon to consist of up to 16 members, one-half designated by Unicom and one-half designated by PECO./56/ This is a typical arrangement in a merger of equals transaction such as the Merger.

     A variety of contractual arrangements among the companies in the Exelon system will be established, including the following:

     .    General Services Agreement. ComEd, the Indiana Company, PECO, Genco
          --------------------------
          and the Conowingo Companies will each enter into a General Services Agreement with Exelon Services. Under the General Services Agreement, Exelon Services will also provide services to Exelon's direct and indirect non-utility subsidiaries. Through the consolidation of functions into Exelon Services, the Exelon system will achieve substantial economies and efficiencies. Services incidental to their business function may be provided directly by ComEd or PECO in compliance with Rule 87(a)(3). The provision of services between ComEd and PECO and certain affiliates will be subject to State regulation as well.

     .    Genco, ComEd, PECO Power Sales Agreements. All generating facilities
          -----------------------------------------
          of ComEd and PECO will be transferred to Genco. Genco will enter into arrangements with ComEd and PECO to provide them with power necessary for them to meet their "bundled service" or "provider of last resort" obligations under State law and, at the request of ComEd and PECO, will be available to meet future supply needs or coordinate purchases from non-affiliated suppliers. Genco will coordinate Exelon's purchases of power from non-affiliated entities for its competitive marketing activities. Because of this consolidation of generation in a single entity, the Exelon system will not need the typical "joint operating agreement" or "joint dispatch agreement" that many other systems use to achieve coordinated operations.

     .    Marketing. The function of marketing the available generating capacity
          ---------
          of the Exelon system will be coordinated by Genco. Genco will include the existing energy


___________________________

     /55/     Northeast Utilities, Holding Co. Act Release No. 25221 (Dec. 21,
              -------------------
1990), as modified, Holding Co. Act Release No. 25273 (Mar. 15, 1991), aff'd sub
       -- --------                                                     ----- ---
nom. City of Holyoke v. SEC, 972 F.2d 358 (D.C. Cir. 1992) ("interlocking
---  ----------------------
relationships are necessary to integrate [the two merging entities]").

     /56/     The Applicant acknowledges the requirements of Section 17(c)
of the Act and Rule 70 thereunder with respect to limitations upon directors and officers of registered holding companies and subsidiary companies thereof having affiliations with commercial banking institutions and investment bankers and undertake that, upon completion of the Merger, it will be in compliance with the applicable provisions thereof.

              marketing functions of PECO's Power Team as well as the wholesale sales and marketing operations of ComEd.

         These arrangements are necessary to integrate ComEd, the Indiana Company, PECO, Genco and the Conowingo Companies fully into the Exelon system and will therefore be in the public interest and the interest of investors and consumers. Forging such relationships is beneficial to the protected interests under the Act and, thus, is not prohibited by Section 10(b)(1). Because substantial benefits will accrue to the public, investors and consumers from the combination of Unicom and PECO, whatever interlocking relationships may occur as a result of the combination are not detrimental.

         Unlike many existing registered holding company systems, the integrated electric system of ComEd, PECO and Genco (the "Exelon Electric System") will have no need for a transmission integration agreement. The Exelon Electric System will be physically interconnected through the Contract Path and through open access transmission service which the operating companies have the right to obtain and use on non-discriminatory terms by virtue of FERC Order Nos. 888 and 889 and the applicable open access tariffs of the utilities whose facilities form the electrical paths between the two parts of the Exelon Electric System. In keeping with this approach Genco, which will own and operate all of the Exelon Electric System's integrated generating facilities, will use the Contract Path and arrange for other interconnecting paths to ensure that both ComEd and PECO receive power from one another when it is economically desirable. Thus, under normal conditions, Exelon will be able to engage in coordinated operations in a manner necessary to establish that it is an integrated public utility company. Further, the transmission facilities owned by ComEd and PECO themselves will each be made available to the other company and these transmission systems will be operated by the respective independent regional transmission system operators (the MISO in the case of ComEd, PJM in the case of PECO) under the non-discriminatory terms contained in the applicable regional open-access tariffs. Finally, under the prevailing retail access programs of Illinois and Pennsylvania, the rates of ComEd's and PECO's retail customers (those that choose to retain the companies as their suppliers) are frozen or capped and will be unaffected by the level and allocation of transmission costs incurred by the Exelon Electric System companies while the frozen or capped rates are in effect.

         Due to these factors, the goals typically sought to be accomplished by a "system transmission agreement" -- i.e., enabling each system company to access the transmission facilities of the others and providing a mechanism for rationalizing the different transmission rates imposed by each company -- are accomplished through the open access transmission regime fostered by FERC. Thus, where an agreement was necessary in the past to accomplish these factors leading to integration, the same results can be obtained today without an agreement through reliance on FERC approved rights readily available to ComEd and PECO. The end result is the same -- integrated operations; but the legal means to accomplish that result have been simplified since ComEd and PECO can now use generally available rights rather than having to create unique private rights.

         To further explain, Exelon emphasizes that due to the factors and conditions of open access transmission described above, interconnection and integration of Exelon Electric System will be accomplished, in each case without the need for:

         (a) any transmission cost shifts between ComEd and PECO,

         (b) transmission cost equalization,

         (c) the incurrence of any central control and dispatch costs associated with integration, or

         (d) either ComEd or PECO constructing additional transmission facilities.

         Additionally, neither company will operate the transmission facilities it now owns (that being the function of the MISO and PJM), nor will it be independently responsible for transmission planning within its regional organization.

         Accordingly, for all the reasons explained above, a transmission integration agreement between ComEd and PECO is unnecessary. Finally, because all generating assets will be concentrated in Genco there likewise will be no need for a "generation integration agreement."

         In applying Section 10(b)(1) to utility acquisitions, the Commission must further determine whether the acquisition will create "the type of structures and combinations at which the Act was specifically directed."/57/ The Merger will not create a "huge, complex and irrational system" but, rather, will afford the opportunity to achieve economies of scale and efficiencies for the benefit of investors and consumers. The Merger is a direct response to the desire of the legislature and regulators in Illinois and Pennsylvania to enh ance competition in the electric utility business. See American Electric Power
                                                   --- -----------------------
Company, Inc., Holding Co. Act Release No. 20633 (July 21, 1978) ("AEP"). As
------------                                                       ---
explained in the Joint Proxy Statement, a primary reason for the Merger is to position the companies to participate in the growing and increasingly competitive energy markets. Specifically, the Merger will combine the strengths of the two companies, enabling them to offer customers a broader array of energy products and services more efficiently and cost-effectively than could either company acting alone. At the same time Exelon will benefit from larger and more diverse asset and customer bases, with enhanced opportunities for operating efficiencies and risk diversification. Although Exelon will be one of the larger registered holding companies, its operations will not exceed the economies of scale of current electric generation and transmission technology, nor provide undue market power or control to Exelon in the region in which it will provide service.

         Size. While the combination of Unicom and PECO will result in a larger
         ----
utility system, it will not exceed the economies of scale that may be achieved from modern electric generation and transmission technology, on the one hand, and gas transportation technology on the other. If approved, the Exelon Electric System will serve approximately 4.8 million electric customers and 400,000 gas customers located primarily in two states. As of June 30, 2000, the combined consolidated assets of Unicom and PECO totaled approximately $36.3 billion and, for the year ended June 30, 2000, combined consolidated operating revenues totaled approximately $6.2 billion. As of June 30, 2000, the combined owned summer generating capacity of the regulated utility operations of ComEd and PECO totaled approximately 18,000 to 19,000 MW. This figure does not include generating assets owned by AmerGen.

_______________________
     /57/ Vermont Yankee Nuclear Power Corp., Holding Co. Act Release No. 15958
          ----------------------------------
(Feb. 6, 1968).

         The following table shows the Exelon Electric System's relative size as compared to other registered systems in terms of assets, operating revenues and customers/58/:

                     Total Assets      Operating Revenues    Electric Customers
          System     ($ Millions)         ($ Millions)           (Thousands)
          ------     ------------         ------------           -----------
         Southern       36,192                11,403                3,794
         Entergy        22,848                11,495                2,495
         AEP /59/       19,483                 6,346                3,022
         GPU            16,288                 4,249                2,041
         Exelon         36,262                12,225                4,737

         Moreover, the Commission has approved a number of acquisitions involving similarly-sized operating utilities./60/

         The following table shows the relative size of Exelon as compared with a representative sample of other large existing holding company systems and several other systems that will be formed as a result of recently-announced mergers./61/ This data, current as of December 31, 1998, demonstrates that Exelon will not be the largest public utility in the United States in any of the categories measured: revenues, total assets, and number of customers.








___________________________
         /58/ U.S. Securities and Exchange Commission, Financial and Corporate Report, Holding Companies Registered under the Public Utility Holding Company
        ---------------------------------------------------------------------
Act of 1935 as of July 1, 1999 (data provided is as of December 31, 1998);
------------------------------
Unicom and PECO from Unaudited Pro Forma Combined Condensed Financial Statements at June 30, 2000. See also S-4 Registration Statement filed as an Exhibit hereto.

         /59/ American Electric Power recently merged with Central and South West Corporation. In Amendment No. 4 to the U-1 filed in connection with the merger American Electric Power indicates that the combined company would have assets of $33,227 million, revenues of $9,834 million and electric customers of
4.7 million.

         /60/  See, e.g., American Electric Power Company, Inc., Holding Co. Act
               ---  ----  --------------------------------------
Release No. 27186 (June 14, 2000); Entergy Corporation, Holding Co. Act Release
                                   -------------------
No. 25952 (Dec. 17, 1993) (acquisition of Gulf States Utilities; combined assets at time of acquisition in excess of $22 billion); TUC Holding Company, Holding
                                                  -------------------
Co. Act Release No. 26749 (Aug. 1, 1997) (combination of Texas Utilities Company and ENSERCH Corporation; combined assets at time of acquisition of $24.0 billion).

         /61/ The table uses data first submitted by American Electric Power Company, Inc., and Central and Southwest Corporation in their Amendment No. 5 to their Form U-1(File No. 70- 09381), filed on May 24, 2000, and later submitted by New Century Energies, Inc., and Northern States Power Company in their Amendment No. 3 to their Form U-1 (File No. 70-09635), filed on August 3, 2000. The information was developed for AEP and CSW by Navigant Consulting, Inc., using Form 10-K filings and FERC Form 1 filings.

---------------------------------------------------------------------------------------------------------
           System               Revenues                 Total Assets
                               ($Million)     Rank        ($Millions)   Rank          Customers    Rank
---------------------------------------------------------------------------------------------------------
AEP/62/                         $10,620,722    3           33,227,202    7            4,734,648     4
---------------------------------------------------------------------------------------------------------
Con Edison/63/                    9,931,515    4           24,768,784    8            4,960,442     2
---------------------------------------------------------------------------------------------------------
Edison International              8,847,000    8           24,698,000    9            4,284,029     6
---------------------------------------------------------------------------------------------------------
Exelon/64/                       12,225,000    2           36,262,000    2            4,737,000     3
---------------------------------------------------------------------------------------------------------
FirstEnergy/65/                   9,292,095    6           34,351,616    5            4,192,618     7
---------------------------------------------------------------------------------------------------------
FPL Group/66/                    12,502,151    1           34,877,023    4            6,162,437     1
---------------------------------------------------------------------------------------------------------
National Grid USA/67/             5,654,861   10           20,234,360   10            3,163,421     9
---------------------------------------------------------------------------------------------------------
PG&E Corporation                  8,924,000    7           33,234,000    6            4,536,341     5
---------------------------------------------------------------------------------------------------------
Southern Companies                9,762,569    5           36,192,000    3            3,761,136     8
---------------------------------------------------------------------------------------------------------
Texas Utilities                   6,556,103    9           39,514,000    1            2,516,927    10
---------------------------------------------------------------------------------------------------------

         This 1998 data shows that Exelon will be smaller, in terms of revenues, than FPL Group/Entergy; smaller, in terms of total assets, than Texas Utilities; and smaller, in terms of customers, than FPL Group/Entergy and Consolidated Edison/Northeast Utilities. The data demonstrate that Exelon will be comparable in size to several other large utilities and systems and not the largest in any category - ranking second or third. Exhibits M-1, M-2 and M-3 hereto are tables showing rankings for all United States utilities and systems based on revenues, assets and customers.

         Exelon submits the foregoing information to provide a simple rough overview of the size of the system that will result from the Merger, but such information, considered without context, is of limited value because the Commission has rejected a mechanical size analysis under Section 10(b)(1) in favor of assessing the size of the resulting system with reference to the economic efficiencies that can be achieved through the integration and coordination of utility operations. See, e.g., AEP. The Commission in AEP noted
                                    ---  ----  ---                    ---
that although the framers of the Act were concerned about "the evils of bigness, they were also aware that the combination of isolated local utilities into an integrated system afforded opportunities for economies of scale, the elimination of duplicate facilities and activities, the sharing of production capacity and reserves and generally more efficient operations . . . [and] [t]hey wished to preserve these opportunities." Id. By virtue of the Merger, Exelon will be in a
                               --
position to realize precisely these types of benefits./68/


____________________________
          /62/      Pro forma data reflecting combination of AEP and CSW.

          /63/      Pro forma data reflecting combination of Consolidated Edison and Northeast Utilities.

          /64/      Pro forma data reflecting combination of PECO Energy and
Unicom.

          /65/      Pro forma data reflecting combination of FirstEnergy and
GPU, Inc.

          /66/      Pro forma data reflecting combination of FPL Group and
Entergy Corp.

          /67/      Pro forma data reflecting combination of National Grid USA and Niagara Mohawk Power Corp.

          /68/      These expected economies and efficiencies from the combined utility operations are described in detail in Item 3.b.3(b).

     Among other things, the Merger is estimated to yield labor cost savings, corporate and administrative and purchasing savings, and savings in the cost of fuel, information technology, facilities, vehicles, and corporate programs including insurance, advertising, organization dues and benefits. Many of these benefits and savings will be directly related to more efficient utility operations. For example, operational efficiencies will stem from greater efficiencies in power marketing and trading which the Commission has recognized is a hallmark of integration of the modern utility company./69/ Exelon estimates that net cost savings will aggregate approximately $630 million in the first four years following the merger. Of these savings, approximately 70 to 75 percent of this $630 million relates to utility operational matters in the energy delivery, generating and energy trading business. Other savings are in administrative areas. The Commission has recognized the value of administrative savings in its analysis under Section 10(c)(2) and, similarly, such savings should be viewed as a benefit of expanded size which addresses the concerns of
Section 10(b)(1)./70/

     Of greater significance than the raw size of a new system is whether the system will gain a concentration of control within the relevant geographic region. The Commission has indicated that it will approve mergers where the combined companies will have up to approximately a 40% share of electric assets, revenues, customers, sales, and generation in the relevant region. See New
                                                                       ---
England Electric System, Holding Company Act Release No. 18801 (Feb. 4, 1975)
-----------------------
(order rejecting proposed merger on other grounds but stating that combined companies would have represented approximately 40% of New England as measured by operating revenues, number of electric customers, energy sales, generating capacity, and energy generation). Here, Exelon will be well below 40% in the relevant region in all categories.

     Exelon believes that the relevant region in which to measure Exelon's comparable size is the region comprising the combined companies plus all utilities and systems directly interconnected with Exelon and its subsidiaries. This approach is consistent with the approach taken by Exelon's market power analyst, Dr. William H. Hieronymus, in preparing his market power study that the merger applicants filed with FERC and described in his testimony filed herewith as Exhibit D-1.2./71/ In his analysis, Dr. Hieronymus defined the relevant market for conducting the delivered price test that is the integral part of FERC's "Appendix A" analysis under FERC's merger policy statement as the combined companies plus all utilities and systems




____________________________
          /69/      American Electric Company, Inc., Holding Co. Act Release No.
                    -------------------------------
27186 (JUne 14, 2000) ("In addition, the New AEP System will coordinate its operations by various measures, including joint marketing and trading of electricity in the wholesale bulk power market, a comparatively new way in which utilities coordinate their operations today.")

          /70/      Id. ("We have recognized that it is appropriate to consider
                    --
`not only benefits resulting from the combination of utility assets, but also financial and organization economies and efficiencies' under section 10(c)(2).")

          /71/      FERC authorized the merger on April 12, 2000. Commonwealth
                                                                  ------------
Edison Company and PECO Energy Company, 91 FERC P. 61,036 (2000).
--------------------------------------
directly interconnected with PECO Energy and ComEd./72/ Using year-end 1999 data compiled from FERC Form 1 filings, a comparison of Exelon to the region yields the following results:

--------------------------------------------------------------------------------------------------------------------
                            Total Net       Net Electric    Utility Electric      Number of
                            Generation         Plant            Revenues       Elec. Customers        Total Sales
                              (MWH)         ($Thousands)      ($Thousands)     (Avg. per Mth.)           (MWH)
--------------------------------------------------------------------------------------------------------------------
Exelon Total                 143,153,530       $14,569,159       $10,892,001           4,737,000        179,051,282
--------------------------------------------------------------------------------------------------------------------
Region Total                 682,937,574      $103,974,673       $66,956,272          32,507,623      1,196,569,283
--------------------------------------------------------------------------------------------------------------------
Exelon Total as % of
Region Total                    21.0%             14.0%              16.3%               14.5%             15.0%
--------------------------------------------------------------------------------------------------------------------

         Exelon's shares of the region are well below 40% in all categories. In all the relevant measures of regional control, Exelon's shares are comparable to the shares held by AEP and CSW that the Commission found acceptable in authorizing that merger.

         Competitive Effects. Section 10(b)(1) also requires the Commission to
         -------------------
consider the possible anticompetitive effects of a proposed combination. In this case, Unicom and PECO have filed Notification and Report Forms with the Department of Justice and the Federal Trade Commission pursuant to the HSR Act describing the effects of the Merger on competition in the relevant market. It is a condition to the consummation of the Merger that the applicable waiting period under the HSR Act shall have expired or been terminated./73/

         The competitive impact of the Merger was also considered by FERC. In its order approving the Merger, FERC found that the horizontal aspects of the Merger relating to consolidating generation would not adversely affect competition. Further, FERC found that the Merger would not adversely affect competition through the strategic dispatch of generation or through the vertical aspects associated with combining the generation and transmission systems. Finally, the FERC found no serious concern with combining generation assets with PECO's limited role as a gas distribution company. Based on this review and review of other relevant factors, FERC approved the Merger without imposing any conditions on the Merger./74/ No party to the FERC proceeding on the Merger sought rehearing of the Commission's approval and it is now final and is not subject to any court appeal.

         The Commission has found, and the courts have agreed, that it may watchfully defer to FERC with respect to such matters./75/


_____________________________
          /72/      Using this definition, the relevant region would comprise
the combined companies plus the following first-tier interconnected utilities and systems: Illinois Power Company; Ameren Energy; Central Illinois Light Company; Wisconsin Energy; Alliant Energy; American Electric Power; Northern Indiana Public Service Co.; Midamerican Energy Company; PJM; New York Power Pool; Virginia Power, FirstEnergy; and Allegheny Power System.

          /73/      The waiting period expired in April 2000.

          /74/      Commonwealth Edison Co., 91 FERCP. 61,036 (Apr. 12,
                    ----------------------
2000)(filed as Exhibit D-1.3 hereto).

          /75/      See City of Holyoke v. SEC, supra at 363-64, quoting
                    --- ----------------------  -----            -------
Wisconsin's Environmental Decade v. SEC, 882 F.2d 523, 527 (D.C. Cir. 1989).
---------------------------------------

         As summarized in the testimony of Dr. Heironymous submitted in support of the FERC application (filed as Exhibit D-1.2 hereto), there is no adverse impact on competition resulting from the consolidation of the pre-merger market shares of ComEd and PECO./76/

         ComEd has given up ownership of nearly half of its generation in northern Illinois, a measure which addresses ComEd's position in its own highly concentrated market. Although PECO owns substantial generation in its own right, the newly merged system will own a portfolio of generation that is approximately the same size as, but which is dispersed over a larger area than, ComEd's pre-divestiture portfolio. In the competitive generation market in which they operate, ComEd and PECO will continue to have little ability or incentive to raise market prices. Further, within a relatively short time-frame, ComEd's transmission operation and control area functions will be turned over to the MISO, an independent regional organization that meets FERC's standards./77/
         -----------
PECO's transmission already is controlled by PJM.

         The Merger will not have any adverse impact on competition within the nuclear power industry. The nuclear power industry consists of a large number of nuclear utilities and suppliers engaged in the purchase and sale of nuclear reactors, equipment, fuel and services in a highly competitive worldwide market involving light water reactors, heavy water reactors, gas cooled reactors and other types of power reactors. The combined nuclear operating fleet of ComEd and PECO, consisting entirely of light water reactors, will have a generating capacity of approximately 14,000 MW, representing only 4.6% of the installed worldwide generating capacity of approximately 301,700 MW for light water reactors. Even if PECO's share of the additional light water reactors owned and operated by AmerGen, consisting of an additional 2,810 MW, is included in these totals, the Genco fleet will represent only 5.2% of the installed generating capacity. Because owners of nuclear plants worldwide are potential customers for the products of nuclear suppliers and because of the relatively small share of nuclear generating capacity that Genco will possess, Genco will not be in a position to exert any anticompetitive influence on nuclear suppliers. Accordingly, the "concentration of control" of the combined nuclear operations of ComEd and PECO in Genco resulting from the Merger will not be "of a kind or to an extent detrimental to the public interest or the interests of investors or consumers."

               (b) Section 10(b)(2) -- Merger Consideration and Fees

         Applicable Standard. Section 10(b)(2) precludes approval of an
         -------------------
acquisition if the consideration to be paid in connection with the combination, including all fees, commissions and other remuneration, is "not reasonable or does not bear a fair relation to the sums invested in or the earning capacity of
 . . . the utility assets underlying the securities to be acquired." The Commission has found "persuasive evidence" that the standards of Section 10(b)(2) are satisfied where, as here, the agreed consideration for an acquisition is the result of arm's-length



___________________________
          /76/      While ComEd and PECO offered to sell their 300 MW ComEd to
PECO power purchase contract as a mitigation measure, FERC found that such a sale was unnecessary.

          /77/      ComEd may turn over its transmission assets to the control of an ITC which will operate with MISO oversight.

negotiations between the managements of the companies involved, supported by opinions of financial advisors./78/

         First, the Merger is a merger of equals, with the former Unicom shareholders holding about 46% and the former PECO shareholders holding approximately 54% of the shares of Exelon.

         Second, as explained in the Joint Proxy Statement (Exhibit C-2 hereto), the historical price data for Unicom and PECO common stock provide support for the consideration of 0.875 shares of Exelon common stock and $3.00 in cash for each share of Unicom common stock and one share of Exelon common stock for each share of PECO common stock.

         Third, the merger consideration is the product of extensive and vigorous arm's-length negotiations between Unicom and PECO. These negotiations were preceded by extensive due diligence, analysis and evaluation of the assets, liabilities and business prospects of each of the respective companies. This process is described in "Background of the Merger" in the Joint Proxy Statement./79/ As recognized by the Commission in Ohio Power Co., Holding Co.
                                                  --------------
Act Release No. 16753 (June 8, 1970), prices arrived at through arm's-length negotiations are particularly persuasive evidence that Section 10(b)(2) is satisfied.

         Fourth, nationally recognized independent investment bankers have reviewed extensive information concerning PECO and Unicom, analyzed the merger consideration employing a variety of valuation methodologies, and ultimately opined that the merger consideration is fair to the respective holders of Unicom common stock and PECO common stock as of January 7, 2000, the date of the amendment to the Original Merger Agreement which resulted in the Merger Agreement and the final merger consideration. The investment bankers' analyses are described in detail and their opinions are included in full in the Joint Proxy Statement. The assistance of independent consultants in setting consideration has been recognized by the Commission as evidence that the requirements of Section 10(b)(2) have been met./80/

         Finally, submitting the Merger for approval by the shareholders of both Unicom and PECO will provide additional assurance that the prices paid are reasonable.

         Fees and Expenses. A further consideration under Section 10(b)(2) is
         -----------------
the overall fees, commissions and expenses to be incurred in connection with the Merger. Unicom and PECO believe that these items are reasonable and fair in light of the size and nature of the Merger relative to other utility mergers and acquisitions. The anticipated benefits of the Merger to the public, investors and consumers are consistent with recent precedent and meet the standards of
Section 10(b)(2).


________________________
          /78/      See Southern Company, Holding Co. Act Release No. 24579
                    --- ----------------
(Feb. 12, 1988); Consolidated Natural Gas Co., et al., Holding Co. Act Release
                 ------------------------------------
No. 25040 (February 14, 1990).

          /79/      See pages 22 through 27 in the Joint Proxy Statement filed as Exhibit C-2 hereto.

         /80/       Southern Company, supra; and SV Ventures, Inc., Holding Co.
                    ----------------  ------     -----------------
Act Release No. 24579 (Feb. 12, 1988).

         As set forth in Item 2 of this Application-Declaration, Unicom and PECO together expect to incur a combined total of approximately $87.4 million in fees, commissions and expenses in connection with the Merger, including the fees of financial and other advisors. AEP and Central and South West Corporation have represented that they expect to incur total transaction fees and regulatory processing fees of approximately $72.7 million in connection with their merger representing 1.1% of the value of consideration paid./81/ New Century Energies and Northern States Power incurred an estimated $43.7 million in fees in connection with their proposed merger. The Cincinnati Gas and Electric Company and PSI Resources incurred $47.12 million in fees in connection with their reorganization as subsidiaries of CINergy; Northeast Utilities alone incurred $46.5 million in fees and expenses in connection with its acquisition of Public Service of New Hampshire; and Entergy alone incurred $38 million in fees in connection with its acquisition of Gulf States Utilities -- which amounts all were approved as reasonable by the Commission./82/

         The Applicant believes that the estimated fees and expenses in this matter bear a fair relation to the value of their respective companies and the benefits to be achieved by the Merger, and further that the fees and expenses are fair and reasonable in light of the size and nature of the Merger. See
                                                                       ---
Northeast Utilities, supra (noting that fees and expenses must constitute normal
-------------------  -----
costs and represent a minor part of the overall acquisition). Based on the closing prices of Unicom and PECO common stock on September 21, 1999, which was the day prior to the original announcement of the transaction, the Merger would be valued at approximately $18 billion. The total estimated fees and expenses of $87.4 million represent approximately 0.49% of that value. The value of the consideration to be paid under the purchase method of accounting is $5.766 billion and such total estimated fees and expenses represent about 1.5% of that amount. These figures are consistent with percentages previously approved by the Commission. See, e.g., Entergy Corp., supra (fees and expenses represented
            ---  ----  -------------  -----
approximately 1.7% of the value of the consideration paid to the shareholders of Gulf States Utilities); Northeast Utilities, supra (fees and expenses
                        -------------------  -----
represented approximately 2% of the value of the assets to be acquired).

               (c) Section 10(b)(3) -- Complicated Capital Structure; No Detriment to Protected Interests

         Applicable Standard. Section 10(b)(3) requires the Commission to
         -------------------
determine whether the Merger will "unduly complicate the capital structure" or be "detrimental to the public interest or the interest of investors or consumers or the proper functioning" of the Exelon system.

         Exelon's Capital Structure. The capital structure of Exelon will be
         --------------------------
substantially similar to capital structures approved by the Commission in other orders./83/ Exelon's capital structure


_________________________
          /81/      American Electric Power Company, Inc., Holding Co. Act
                    -------------------------------------
Release No. 35-27186 (June 14, 2000).

          /82/      CINergy, Holding Co. Act Release No. 26146 (Oct. 21, 1994);
                    -------
Northeast Utilities, Holding Co. Act Release No. 25548 (June 3, 1992); and
-------------------
Entergy Corp., Holding Co. Act Release No. 25952 (Dec. 17, 1993).
-------------

          /83/      See, e.g., Ameren Corporation, Holding Co. Act Release No.
                    ---  ----  ------------------
26809 (Dec. 30, 1997 (voting preferred at utility)); CINergy Corp; Holding Co.
                                                     ------------
Act Release No. 26934 (Nov. 2, 1998); and Centerior Energy Corp., Holding Co.
                                          ----------------------
Act Release No. 24073 (April 29, 1986). ComEd has, and PECO may have, voting preferred stock. See note 27.

will also be similar to the capital structures of existing registered holding company systems. The shareholders of Unicom and PECO will each receive Exelon common stock. Exelon will own directly or indirectly 100% of the common stock of PECO, Genco, the Indiana Company and the Conowingo Companies, and there will be no minority common stock interest in any of those companies. Exelon will own virtually all (over 99%) of the common stock of ComEd./84/ The very small outstanding amount of ComEd common stock not owned by Exelon relates to outstanding warrants and convertible preferred stock of ComEd which converts into ComEd common stock. Although Unicom has had a standing exchange offer whereby it will exchange for Unicom common stock any ComEd common stock issued on the exercise of these warrants or convertible preferred stock, some shareholders have failed to take advantage of the offer. Exelon expects to continue to make available a similar exchange offer post merger./85/ Consequently, there will be no disadvantage to those few holders of ComEd common stock as a result of the transactions. They will be able to exchange their ComEd common stock for Exelon common stock at any time.

         Although Exelon will have an authorized class of preferred stock, there are no current plans to issue any Exelon preferred stock. Exelon will have the ability to issue, subject to the approval of the Commission, preferred stock, the terms of which may be set by Exelon's Board of Directors./86/ The only outstanding class of voting securities of Exelon's direct non-utility subsidiaries will be common stock and, in each case, all issued and outstanding shares of such common stock will be held by Exelon (except as noted in Exhibits I-1 and I-2).

         The existing debt securities and preferred stock of ComEd and PECO will remain outstanding without change./87/

         Set forth below are summaries of the capital structures of Unicom and PECO as of June 30, 2000, and the pro forma combined consolidated capital structure of Exelon (assuming the Merger occurred on June 30, 2000):







__________________________
          /84/      If Exelon decides to create Exelon Delivery, it would own
the ComEd common stock and Exelon would own 100% of the voting securities of Exelon Delivery.

          /85/      Exelon will seek the necessary approval for such exchange in the Financing U-1.

          /86/      See, e.g., Columbia Gas System, Inc., Holding Co. Act
                    ---  ----  -------------------------
Release No. 26361 (Aug. 25, 1995) (approving restated charter, including authorization to issue preferred stock the terms of which, including voting rights, can be established by the board of directors).

          /87/      It is contemplated that Genco will assume the pollution
control bonds of PECO issued to finance facilities at the generating stations being transferred to Genco.

                UNAUDITED PRO FORMA COMBINED CONDENSED CAPITAL
                                   STRUCTURE

                                 (in Millions)

                              As of June 30, 2000

                                   Unicom         PECO             Merger          Exelon           Capital
                                   Historical     Historical (1)   Pro Forma       Pro Forma        Structure
                                                                   Adjustments                      Percentage
Common Equity
Common Stock, net of Treasury
 Shares                            $  3,395 (2)   $  1,383 (3)     $  (500)(1)
                                                                     2,217 (4)
                                                                      (415)(5)
                                                                       569 (6)     $   6,649
Retained Earnings                       562             89            (562)(6)           89
Accumulated Other
  Comprehensive Income                    7              -              (7)(6)
                                   --------       --------         -------         ---------
Total Common Equity                $  3,964       $  1,472         $ 1,302         $   6,738          29.7%

Preferred and Preference Stock     $      2       $    174                         $     176
Current Maturities of Pref. Stock                       19                                19
                                   --------       --------         -------         ---------
Total Pref. and Preference Stock   $      2       $    193         $     -         $     195           0.9%

Company Obligated Mandatorily
Redeemable Preferred Securities    $    350       $    128                         $     478           2.1%

Long-Term Debt
   Securitization Bonds            $  2,550       $  4,746                         $   7,296
   Other                              4,232          1,685                             5,917
   Current Maturities of LTD            568            220                               788
                                   --------       --------         -------         ---------
Total Long-Term Debt               $  7,350       $  6,651                        $   14,001          61.7%

Short-Term Debt                    $    680       $    601 (1)                    $    1,281           5.6%
                                   --------       --------         -------         ---------         -----

Total Capital Structure            $ 12,346       $  9,045         $ 1,302        $   22,693         100.0%
                                   ========       ========         =======        ==========         =====

___________________________

     Notes to Capital Structure Table:

     (1) Reflects the payment of the cash portion of the merger consideration to Unicom shareholders. PECO's cash balance as of June 30, 2000 was insufficient to fully fund this cash payment. Accordingly, for pro forma purposes, it was assumed that PECO would borrow $250 million. The amount of actual borrowing, if any, at the time of consummation of the merger will depend on PECO's actual cash available at that time.

     (2) Includes Unicom treasury stock of $ 1,589 million.

     (3) Includes PECO treasury stock of $ 2,196 million.

     (4) A pro forma adjustment has been made to recognize estimated goodwill in connection with the merger. The goodwill represents the excess of the purchase consideration of $5.8 billion over the book value of Unicom's assets and liabilities at June 30, 2000.

     (5) Reflects the repurchase of approximately $ 415 million of Unicom's outstanding common shares subsequent to June 30, 2000 to meet Unicom's share repurchase requirement under the Merger Agreement.

     (6) Reflects the elimination of Unicom's retained earnings and accumulated other comprehensive income with purchase accounting as prescribed by GAAP.

________________________

     The anticipated consolidated common equity of Exelon when it is formed in the Merger, is 29.7% of total capitalization./88/ This is within the range of the common equity component of capitalization found acceptable by the Commission./89/ Further, Exelon commits that, taking into account the new financing for which it is seeking authority in the Financing U-1, it will achieve a consolidated capitalization of at least 30% by December 31, 2002.

     Exelon seeks approval to form two intermediate holding companies --Ventures to hold the interests in Genco and Enterprises and Exelon Delivery to hold ComEd and PECO. Ventures is necessary to achieve a simple corporate structure while minimizing the Federal and State income tax impact of combining the unregulated businesses of Unicom and PECO. Alternative structures were considered but each had serious disadvantages including potential tax liabilities ranging from about $5 million to about $80 million./90/ Alternative structures which would minimize tax liability were much less desirable from a business organization viewpoint and involved much more complicated corporate structures. With respect to Exelon Delivery, Exelon

______________________

     /88/ The anticipated consolidated capitalization takes into account the adjustments resulting from purchase accounting for the Merger and the affects of the Restructuring transactions. The anticipated post-Merger consolidated common equity ratio for Exelon, excluding securitization debt as indebtedness, is
                         ---------
45.4%. The anticipated common equity ratio for ComEd, excluding securitization
                                                      ---------
debt is 41.9% and including securitization debt is 32.1%, while the anticipated common equity ratio for PECO, excluding securitization debt is 36% and including
                              ---------
securitization debt is 16.3%. For a complete discussion of the capitalization of Exelon, see the Financing U-1. As noted therein, additional debt financing approved by the Commission in that proceeding could cause the common equity ratio to fall somewhat below the target of 30% in the first two years following the Merger. See the commitment in the main text.

     /89/ Northeast Utilities, Holding Co. Act Release No. 25221 (Dec. 21,
          -------------------
1990); Exemption of issuance and Sale of Certain Securities by Public-Utility
       ----------------------------------------------------------------------
Subsidiary Companies of registered Public-Utility Holding Companies, Holding
-------------------------------------------------------------------
Company Act Realease No.25573 (July 7, 1992). Under section 7(d)(1) of the Act, the Commission generally has required a registyered holding system and its public-utility subsidiaries to maintain more than 65/30/debt/common equity ratio, with the balance generally being preferred equity. Such debt/equity capitalization requirement was included in rule 52, as originally adopted, as applied to securities issued by public/equity subsidiaries, but was eliminated in 1992. Several extraordinary events in recent years involving write-offs related to utility restructuring have resulted in lower than historical levels of retained earnings at Unicom and PECO. The companies expect that Exelon's common stock ratio will improve after the Merger. See Unaudited Pro Forma Combined Condensed Financial Statements in Form S-4 Registration Statement filed as an exhibit hereto.

     /90/ Combining the PECO non-utility businesses with the Unicom non-utility businesses under the control of Exelon is a spin-off for tax purposes. A spin-off will result in income tax unless it complies with narrow rules. A spin-off of the PECO non-utility businesses followed by combining those businesses with Unicom's businesses under a first tier subsidiary of Exelon would not comply
                            ----------
with these narrow rules and would be a taxable transaction. In particular, some of the PECO non-utility interests do not have a business history of 5 years or more; others do not constitute an "active trade or business." Thus, that transaction would result in Pennsylvania income taxes of as much as $80 million. Federal income tax would be deferred.

wishes to emphasize the separation of its "wires" business -- the transmission and distribution functions of ComEd and PECO -- from its non-State regulated utility -- Genco --and non-utility -- Enterprises -- businesses. Providing a corporate organization that clearly and fully separates the distribution business from other businesses will better insulate the distribution business, which will continue to be regulated, from unregulated business. Further, providing a separate management structure for the distribution business will provide for management focus on that business enabling better integration and efficient development of that business.

     The Commission has recognized in recent cases that there are organizational, regulatory and tax benefits to the creation of intermediate holding companies that should be considered.91 The harms that the Act envisioned would be prevented by the reduction or elimination of intermediate holding companies are unlikely to occur given modern financial reporting and affiliate transaction requirements. Exelon's proposal will not result in harmful pyramiding of holding company groups. There is no risk of unfair or inequitable distribution of voting power from the proposal. Neither Ventures nor Exelon Delivery will issue any voting securities to anyone other than Exelon. Accordingly, the Commission should approve the formation of Ventures and Exelon Delivery, "look through" the intermediate holding companies (including Genco to the extent it is a holding company for the Conowingo Companies) or treat them as a single company for purposes of analysis under Section 11(b)(2) of the Act.

     For the reasons outlined, the Merger, including the corporate restructuring expected after the Merger, will not result in an unduly complicated capital structure of the resulting holding company.

     No Detriment to Protected Interests. Section 10(b)(3) also requires the
     -----------------------------------
Commission to determine whether the proposed combination will be detrimental to the public interest, the interests of investors or consumers or the proper functioning of the combined Exelon system. The combination of Unicom and PECO is entirely consistent with the proper functioning of a registered holding company system. The utility operations of ComEd, the Indiana Company, PECO, Genco and the Conowingo Companies will be (a) effectively interconnected by means of the Contract Path and available open access transmission capacity, (b) economically operated under normal conditions as a single, coordinated system, through Genco's centralized generation and marketing function and (c) confined to a single area or region in northern Illinois and eastern Pennsylvania which is not so large as to impair (considering the state of the art) localized management, efficient operation and effective regulation. Further, the combination will result in substantial, otherwise unavailable, savings and benefits to the public and to consumers and investors of both companies, and the integration of ComEd, the Indiana Company, PECO, Genco and the Conowingo Companies will improve the efficiency of their respective systems.

     Finally, consummation of the Merger is conditioned upon receipt of all necessary State and Federal regulatory approvals. These regulatory approvals will assure that the interests of

______________________________

     /91/ National Grid Group plc, Holding Co. Act Release No. 27154 (Mar. 15,
          -----------------------
2000)(intermediate holding companies necessary for cross-border tax considerations); Dominion Resources, Holding Company Act Release No. 27113 (Dec.
                 ------------------
15, 1999)(intermediate holding company "CNG Acquisitions" to hold CNG's utility subsidiaries under alternative form of merger).

retail customers and wholesale customers are adequately protected. FERC's approval will provide assurances that there is no significant adverse effect on competition, no adverse effect on wholesale rates, and no adverse effect on Federal and State regulation. Moreover, as noted by the Commission in approving Entergy's acquisition of Gulf States Utilities, "concerns with respect to investors' interests have been largely addressed by developments in the Federal securities laws and the securities market themselves."92 Exelon, ComEd and PECO will be reporting companies subject to the continuous disclosure requirements of the Securities Exchange Act of 1934, as amended ("1934 Act") following the completion of the Merger. The various reports previously filed by Unicom, ComEd and PECO under the 1934 Act contain readily available information concerning the Merger. For these reasons, the Applicant believes that the Merger will be in the public interest and the interest of investors and consumers and will not be detrimental to the proper functioning of the resulting holding company system.

          3.  Section 10(c) -- Sections 8 and 11; Integration

     Section 10(c) of the Act provides that, notwithstanding the provisions of
Section 10(b), the Commission shall not approve:

     -- an acquisition of securities or utility assets, or of any other interest, which is unlawful under the provisions of Section 8 or is detrimental to the carrying out of the provisions of Section 11; or

     -- the acquisition of securities or utility assets of a public utility or holding company unless the Commission finds that such acquisition will serve the public interest by tending towards the economical and the efficient development of an integrated public-utility system.

              (a)   Section 10(c)(1) -- Sections 8 and 11

                    (i)  The Merger will be lawful under Section 8

     Section 10(c)(1) first requires that the Merger be lawful under Section 8. That section was intended to prevent holding companies, by the use of separate subsidiaries, from circumventing State restrictions on common ownership of gas and electric operations. The Merger will not result in any new situations of common ownership - so-called "combination" systems - within a given State. ComEd has provided, and will continue to provide, only electric service and only in Illinois. PECO will continue to provide electric service only in and around Philadelphia, Pennsylvania and, as it has for many years, also provide gas distribution services in southeastern Pennsylvania. Because Pennsylvania law does not prohibit combination gas and electric utilities serving the same area, the Merger does not raise any issue under Section 8 or the first clause of
Section 10(c)(1).

     Additional assurances are expected to be provided in connection with PECO's application for merger approval filed before the Pennsylvania Commission. In its Pennsylvania application PECO has requested that the Pennsylvania Commission find that the proposed
_____________________________

     /92/  Entergy Corp., Holding Co. Act Release No. 25952 (Dec. 17, 1993).
           ------------
combination "is [not] likely to result in anticompetitive or discriminatory conduct, including the unlawful exercise of market power, which will prevent retail [gas] customers in this Commonwealth from obtaining the benefits of a properly functioning and workable competitive retail [natural gas] market," as required by the Pennsylvania Natural Gas Competition Act.93 A favorable finding by the Pennsylvania Commission will provide the Commission additional assurance that the requirements of Section 8 of the Act have been satisfied.

                    (ii) The Merger Is Not Detrimental to Carrying Out Provisions of Section 11

     Section 10(c)(1) also requires that the Merger not be "detrimental to the carrying out of the provisions of Section 11." Section 11(b)(1) directs the Commission generally to limit a registered holding company "to a single integrated public-utility system" and permitted "additional" systems. Because the combination of ComEd, PECO and Genco will result in a single, integrated electric utility system -- the Exelon Electric System -- and Exelon will hold a permitted additional gas-utility system, the Merger will in no way be detrimental to carrying out the provisions of Section 11.

                          (A)   The Utility Systems Created by the Merger

     The Merger will result in the combination of the electric systems of ComEd and PECO, which as noted operate primarily in only two States. ComEd and PECO will transfer their generating assets to Genco. Genco will provide power to ComEd and PECO pursuant to FERC approved power purchase agreements. Genco will be able to provide power to ComEd's traditional retail bundled load, to PECO's traditional bundled or provider of last resort load, and to other wholesale and retail customers of Exelon on an economical and efficient basis. As the single, central controlling entity for all the electric generation of the Exelon Electric System, Genco will be able to balance the supply it controls with the needs of the Exelon Electric System and off-system opportunities. Through the ComEd and PECO transmission facilities, the Contract Path and the open access transmission capacity available to Exelon, Genco will be able to move power as needed from Exelon's generating resources to those customers.

     The gas distribution facilities of PECO are and have been for many years a single, integrated gas utility system (the "Exelon Gas System"). Consequently, the Commission should find that the Exelon Electric System will be the primary integrated public-utility system for purposes of Section 11(b)(1), and that the Exelon Gas System is a permissible additional system under the A-B-C clauses of that section.

                          (B) Statutory Standard -- Integration of Electric Operations In Today's Environment

     The electric system of ComEd can be combined with the electric operations of PECO and Genco to form a single integrated electric public-utility system. The term, as applied to electric utility companies, means:

_________________
     /93/ 66 Pa. C.S.(s).2210 (1999).

                  a system consisting of one or more units of generating plants and/or transmission lines and/or distributing facilities, whose utility assets, whether owned by one or more electric utility companies, are physically interconnected or capable of physical interconnection and which under normal conditions may be economically operated as a single interconnected and coordinated system confined in its operations to a single area or region, in one or more States, not so large as to impair (considering the state of the art and the area or region affected) the advantages of localized management, efficient operation, and the effectiveness of regulation.

Section 2(a)(29)(A). As the definition suggests, and the Commission has observed, Section 11 is not intended to impose "rigid concepts" but rather creates a "flexible" standard designed "to accommodate changes in the electric utility industry."/94/ Section 2(a)(29)(A) expressly directs the Commission to consider the "state of the art" in analyzing the integration requirement. As indicated above, the Commission is not constrained by its past decisions interpreting the integration standards based on a different "state of the art." See AEP, supra (noting that the state of the art -- technological advances in
--- ---  -----
generation and transmission, unavailable thirty years prior -- served to distinguish a prior case and justified "large systems spanning several states.")

     The ultimate determination under Section 11 of the Act has always been whether, on the facts of a given matter, the proposed transaction "will lead to a recurrence of the evils the Act was intended to address."/95/ As shown by this Application-Declaration, the combination of Unicom and PECO will in no way lead to a recurrence of the problems the Act was designed to eliminate. In the following section, this Application-Declaration describes how the Exelon electric system will meet all of the four requirements of integration set out in the Act.

                         (iii) Exelon Will Meet All Four Parts of the Integration Requirement of the Act.

     ComEd and PECO intend to integrate their operations in the most economic manner possible, consistent with State and FERC regulatory requirements, to take full advantage of the opportunities available to produce and distribute power at lower cost for the benefit of its customers and shareholders. The following summarizes the factors establishing integration:

____________________

     /94/  UNITIL Corp., Holding Co. Act Release No. 25524 (April 24, 1992);
               -------------
see also Yankee Atomic Electric. Co., Holding Co. Act Release No. 13048 (Nov.
--- ---- ------ ------ --------------
25, 1955) ("We think it is clear from the language of Section 2(a)(29)(A), which defines an integrated public-utility system, that Congress did not intend to imposed [sic] rigid concepts with respect thereto.") (citations omitted); and see also Madison Gas and Electric Company v. SEC, 168 F.3d 1337 (D.C. Cir. 1999)
--- ---- ----------------------------------------
("section 10(c)(1) does not require that new acquisitions comply to the letter with section 11"). The Commission interprets the 1935 Act and its integration standards "in light of . . . changed and changing circumstances." Sempra Energy,
                                                                  -------------
Holding Co. Act Release No. 26971 (Feb. 1, 1999) (interpreting the integration standards of the 1935 Act in light of developments in the gas industry). Accord,
                                                                         ------
NIPSCO.
------

     /95/ Union Electric, supra.
          --------------  -----

     .   Centralized Generation Function. Genco will coordinate the efficient
         -------------------------------
         use of the generation formerly held by ComEd and PECO for the benefit of the Exelon Electric System. The creation of Genco is made possible, in part, by the passage of utility regulation restructuring legislation in Illinois and Pennsylvania.

     .   Centralized Operations Function. Genco will coordinate the economic
         -------------------------------
         dispatch of all generation and, together with one or more specialized operating subsidiaries, will coordinate the efficient functioning of Exelon's entire electric utility operations --including transmission and distribution systems. As the industry moves to a competitive model, to the extent the regulated distribution functions continue to be energy suppliers, they will increasingly look to all potential sources of generation in the market. Genco will be able to supply power to its affiliates and to non-affiliated customers.

     .   Centralized Nuclear Operations Function. The safe and efficient
         ---------------------------------------
         operation of all of Exelon's nuclear generating stations will be coordinated through a centralized function which will adopt best practices and gain efficiencies through concentrated efforts.

     .   Centralized Administrative Function. Exelon Services Company will be
         -----------------------------------
         formed to oversee all centralized corporate and administrative services. Exelon, with corporate headquarters in Chicago, Illinois, will coordinate utility operations functions with facilities in Chicago and Philadelphia, Pennsylvania. ComEd and PECO will maintain the benefits of localized management through local offices throughout their service areas. Exelon's utility subsidiaries will remain fully subject to applicable State and Federal public utility regulation, which will not be adversely affected by the Merger.

     .   Centralized Interconnection Management. Exelon will effectuate the
         --------------------------------------
         coordinated operations of its generation, transmission and distribution functions through Genco's administration of transmission interconnections sufficient to ensure that the benefits of the centralized control and dispatch of generating assets are realized./96/ Exelon will be interconnected through the Contract Path and the other transmission facilities of ComEd and PECO and extensive interstate open access transmission capacity. Exelon will have the legal right under the Contract Path and OATTs to move power economically to customers as needed in amounts sufficient to meet its operating needs throughout the Exelon system.

     .   Size; Single Area or Region.  Exelon will not be too large. Given the
         ---------------------------
         be sufficiently large to compete effectively in today's electric utility industry. See Exhibit M-1. Given the operating and regulatory structure of today's industry, and the fact that Genco will coordinate all generating facilities and one or more service companies will coordinate all operations, Exelon will be confined to a

     ____________
     /96/ Operation of the transmission system of PECO is already conducted by PJM and the ComEd transmission system will soon be operated by MISO or the ITC.

         single area or region within the meaning of the Act. ComEd and PECO have a five year history of economic power exchange transactions. The ability to economically interchange power, taking into account transmission cost, demonstrates that ComEd and PECO are in the same area or region. Further, Exelon's distribution areas -- surrounding Chicago and Philadelphia -- are homogeneous and have similar operating characteristics. Although the United States is electrically
                                                        ------------
         interconnected, only those utilities, such as Exelon, which can operate their separate utilities economically and in a coordinated
                                           ---------------------------------
         manner within the meaning of the Act can be  considered  to be in the
         ------------------------------------
         same area or region. This is not a case involving "scattered" properties prohibited by the Act.

     Changes brought about in the industry through State and Federal energy restructuring and deregulation have produced a "state of the art" making a combination like Exelon possible today under the standards of the Act. This Application-Declaration will show that the Merger fits squarely within existing Commission precedent. Each of the four integration standards of Section 2(a)(29)(A) is discussed specifically below.

                              (A)   Interconnection -- The Contract Path

     The first requirement for an integrated electric utility system is that the electric generation and/or transmission and/or distribution facilities comprising the system be "physically interconnected or capable of physical interconnection." Historically, the Commission has focused on physical interconnection through facilities that the parties owned or, by specific contract, controlled./97/ As early as 1978, however, -- well before the developments creating a flexible, open access transmission grid -- the Commission considered the effect of joint participation in a power pool as a basis for a finding of integration./98/ To date, the Commission has found interconnection through memberships in "tight" power pools and ISOs./99/ Thes e

_________________
     /97/ See, e.g., Northeast Utilities, Holding Co. Act Release No. 25221
          ---  ----- -------------------
(Dec. 21, 1990) ("Northeast Utilities") at n.74, supplemented, Holding Co. Act Release No. 25273 (Mar. 15, 1991), aff'd sub nom. City of Holyoke v. SEC., 972
                                   ----- --- ---- ------------------------
F.2d 358 (1992) (Northeast had the right to use a Vermont Electric line for ten years, with automatic two-year extensions, subject to termination upon two years notice, in order to provide power to a Northeast affiliate.); Centerior Energy
                                                              ----------------
Corp., Holding Co. Act Release No. 24073 (April 29, 1986) (Cleveland Electric
------
Illuminating Company and Toledo Edison Company were connected by a line owned by Ohio Edison. All three were members of the Central Ohio Power Coordination Group ("CAPCO"). The line connecting Cleveland Electric, Ohio Edison and Toledo was a CAPCO line with segments owned by each of the three named utilities.); Electric
                                                                       --------
Energy, Inc., 38 SEC 658, 668-671 (1958) (the right to use a transmission line
-------------
owned by a different company found sufficient to satisfy integration.); Cities
                                                                        ------
Service Power & Light, Co., 14 SEC 28, 53 n.44 (1943) (two companies in the same
---------------------------
holding company system were found to be interconnected where energy was transmitted between two separated parts of the system over a transmission line owned by the United States Bureau of Reclamation, under an arrangement which afforded the system the privilege of using the line).

     /98/ See AEP, supra ("The pooling issue is one aspect of the major debate,
          --- ---  -----
 . . . as to what should be the future structure of the electric utility industry. We will not undertake to resolve these issues since they are beyond our mandate in this case and because they are within the province of the Congress and the Department of Energy.").

     /99/ UNITIL Corp., supra (interconnection through NEPOOL), and Conectiv,
          ------------  -----                                       ---------
Inc., Holding Co. Act Release No. 26382 (Feb. 25, 1998) (interconnection through
-----
PJM, Inc.). See also Yankee Atomic Elec. Co., 36 SEC 552, 565 (1955);
            --- ---- ------------------------
Connecticut Yankee Atomic Power Co., 41 SEC 705, 710 (1963) (authorizing various
-----------------------------------
New
findings are consistent with the recommendation of the 1995 Report that the Commission "adopt a more flexible interpretation of the geographic and physical integration standards, with more emphasis on whether an acquisition will be economical and subject to effective regulation."/100/

     More specifically, the Commission in the past has found, and recently reiterated, that the interconnection requirement is met where the parties have a firm contract path. "The physical interconnection requirements of [Section 2(a)(29)(A)] are met if the two service areas are connected by power transmission lines that the companies have the right to use whenever needed." /101/ In the American Electric Power decision of June, 2000, the Commission
            -----------------------
again confirmed that a holding company system could be interconnected by virtue of a single, uni-directional contract path between the two parts of the combining system./102/ In that case, American Electric Power and Central and South West proposed a 250 MW contract path, east to west, for a period from June 1, 1999 to May 31, 2003 (constituting a three year period following approval of the merger by the Commission). The parties committed to either extend their rights to use the contract path prior to its expiration or file with the Commission to explain how the system would remain interconnected if its rights to the path were not extended.

     Exelon has obtained through PECO the following Contract Path: a 100 MW firm, west to east, contract path commencing November 1, 2000./103/ Exelon commits, consistent with American Electric Power, to keep the 100 MW firm path
                         -----------------------
in place for 3 years after the date of the order in this case or until such earlier time as the Commission determines that an alternate path or some other arrangement is sufficient to keep Exelon in compliance with the integration requirement of the Act./104/ Exelon will file a post-effective amendment hereto seeking


_______________
(continued...)

England companies to acquire interest in a commonly-owned nuclear power company and finding the interconnection requirement met because the New England transmission grid already interconnected the compnies).

     /100/ 1995 Report, at 70.

     /101/ Centerior, supra (emphasis added). In American Electric Power
           ---------- -----                      -----------------------
Company, Inc., Holding Co. Act Release No. 27186 (June 14, 2000) at note 62, the
--------------
Commission put to rest contentions (based on dicta in a series of Commission decisions) that contract rights cannot be relied on to integrate two "distant" systems. The Commission confirmed that the length of a firm contract path is not relevant in determining whether the "physically interconnected or capable of physical interconnection" requirement of Section 2(a)(29)(A) is met.

     /102/ American Electric Power Company, Inc., Holding Co. Act Release No.
           --------------------------------------
27186 (June 14, 2000). See also, Energy East Corp., Holding Co. Act Release No.
                                 ------------------
27224 (Aug. 31, 2000); New Century Energies , Holding Co. Act Release No. 27212
                       --------------------
(Aug. 16, 2000).

     /103/ A 100 MW path for the Exelon Electric System is comparable to a 250 MW path for the American Electric Power system in terms of capacity based on a comparison of the amount of generation in AEP's eastern zone which could be available for export to its western zone versus the amount of generation controlled long-term by Exelon in Exelon's ComEd area available for export to its PECO area. Likewise, the Exelon Contract Path can move into PECO approximately the same percentage of PECO's anticipated total retail customer demand (considering the reduction in that demand likely to occur as a result of customer choice) as the AEP path could move into its western zone to meet Central and South West's retail demand.

     /104/ The Contract Path will be ComEd to American Electric Power (AEP) to Virginia Electric and Power Company (VP) to PJM. PECO has obtained on each of the ComEd transmission system and the AEP approval of the Commission of any alternative arrangements in the event Exelon proposes not to renew the Contract Path at any time, including at the end of such 3 years.

                         (B)  Interconnection through OATTs and OASIS

     The American Electric Power decision demonstrates that Exelon's proposed
         -----------------------
Contract Path is sufficient to establish interconnection. Exelon believes that the additional interconnection it can achieve through other transmission paths obtained through OATTs further demonstrates how it will comply with the Act's interconnection and integration requirements.

     The Commission's 1995 Report recommended that the Commission should increasingly rely on an acquisition's demonstrated economies and efficiencies, rather than upon the physical interconnection of facilities, to meet the integration standard./105/ The 1995 Report noted that the 1935 Act provides the necessary flexibility to adjust the integration standards in light of changes in the "state of the art."/106/ The 1995 Report concluded that it would be a logical extension of prior orders for the Commission to find that wheeling and other forms of sharing power (such as reliability councils and proposed regional transmission groups) meet the statutory interconnection standard./107/

     It is important to note that the 1995 Report was issued before FERC's issuance of Order No. 888. As summarized above in Item 3.A, and as described in detail in the Interconnection Analysis included as Exhibit K-1 hereto, it was
              ------------------------
Order No. 888 which created the legal framework of practical access to the transmission grid for all generators. Order No. 888 moved "open access" from a "case-by-case" arrangement of individually negotiated contracts to a standardized system where transmission is available on short notice to all comers at a set price.

__________________
 (continued...)

transmission system a total of 100 MW each for the period November 1, 2000 through December 31, 20001 (in the form of two, one-month reservations for the months of November and December, 2000, and a one-year, long-term reservation for the period January 1, 2001 through December 31, 2001 on each system). The ComEd reservations have a point-of-Delivery (POD) of AEP. The AEP reservations have a Point-of-Receipt (POR) of ComEd and a POD of VP. To comply with the commitment made herein to keep the Contract Path in place, Genco will "roll over" the long-term reservations on the ComEd and AEP systems at least 60 days before the expiration of the initial reservations, as permitted under FERC rules. With respect to the VP leg of the Contract path, PECO has a long-term firm reservation rights to 820 MW of VP transmission with a POR of AEP and a POD of PJM for the year 2000. PECO will exercise its right of "roll over" on the VP transmission reservation for at least 100 MW under Section 2.2 of the Virginia Power Open Access Transmission Tariff and the FERC clarified roll-over rights. With respect to the PJM leg of the Contract Path, Exelon will rely on PECO's rights as a Load-Serving Entity to use "Secondary Service" as defined by Section
28.4 of the PJM Open Access Transmission Tariff rather than obtain from PJM 100 MW of firm point-to-point transmission service. Secondary Service has rights equivalent to firm point-to-point service.

          In Entergy Power Marketing Corp. v. Southwest Power Pool, Inc., 91
             ----------------------------     --------------------------
FERC (P) 61,276,FERC clarified "roll over" rights for long-term transmission reservations. The decision clarifies that a transmission user must give notice at least 60 days prior to the expiration of a current long-term reservation of its election to roll-over for an additional term of equal or longer length. In New Century Energies, Inc., Holding Co. Act Release No. 27212 (Aug. 16, 2000)
---------------------------
the applicant committed to a contract path for a period January 1, 2002 through December 31, 2004.

     /105/ Id.
           ---

     /106/ Id. at 71.
           ---

     /107/ Id.
           ---

If the 1995 Report were being written today it seems reasonable to conclude that it would find that the current state of the open access transmission system results in the "interconnection" of participating utilities within the meaning of the Act./108/ The Commission need not decide this question in this case, however, because the Contract Path is clearly within the most recent precedent establishing the interconnection requirement.

     ComEd and PECO will be "physically interconnected or capable of physical interconnection" through the Contract Path and through other open access transmission service which they "have the right to use" by virtue of EPACT, FERC Order No. 888 and the applicable open access tariffs of the utilities forming the paths between the two parts of the Exelon Electric System. Genco will coordinate Exelon's access to transmission services from several, redundant sources -- those unaffiliated transmission providers which operate in the region where the Exelon Electric System will be located, including the Contract Path. These transmission providers are required to offer a wide variety of highly flexible, time and quality differentiated services. These services are available under the providers' FERC mandated OATTs. Service can be reserved and scheduled by Genco by using readily available, easy to use, and redundant communications systems. Genco will be able to obtain the transmission services to connect the Exelon Electric System at just, reasonable and nondiscriminatory rates, which by regulation, can be no higher than the rates these unaffiliated transmission providers must charge themselves for their own comparable transactions. In effect, Genco will be able to control the movement of power within the Exelon Electric System using the Contract Path and other available transmission just as reliably and efficiently as if all generation, transmission and distribution facilities of Genco, ComEd and PECO were directly interconnected over Exelon owned facilities.

     The feasibility of transmitting power from the ComEd electric system to the PECO electric system is clearly demonstrated by the actual recent operations of the companies. ComEd and PECO have engaged in power sales arrangements since 1996. PECO has been able to move this power to Pennsylvania for its use through various firm and non-firm open access transmission arrangements. Details regarding the power transferred under these arrangements are included in the Interconnection Analysis in Exhibit K-1.
------------------------

                              (C)  Coordination

     Coordination of Generation. Historically, the Commission has interpreted
     --------------------------
the requirement that an integrated electric system be economically operated under normal conditions as a single interconnected and coordinated system, "to refer to the physical operation of utility assets as a system in which, among
                                                                        -----
other things, the generation and/or flow of current within the system may be
------------
centrally controlled and allocated as need or economy directs."/109/ The Commission has noted that, through this standard, Congress "intended that the utility properties

___________
     /108/ See the 1995 Report at 71.
           ---

     /109/ See, e.g., Conectiv, supra, citing The North American Company,
           ---  ----  --------  -----  ------ --------------------------
Holding Co. Act Release No. 3466 (April 14, 1942), aff'd, 133 F.2d 148 (2d Cir.
                                                   ------
1943), aff'd on constitutional issues, 327 U.S. 686 (1946) (emphasis supplied).
       ------------------------------
be so connected and operated that there is coordination among all parts, and that those parts bear an integral operating relationship to one another."/110/

     Traditionally, the most obvious indicia of "coordinated operations" was the ability to engage in "automatic central dispatch" or "joint economic dispatch." A single controller would determine which generating units should run at what time to achieve the lowest overall cost of generation. For this to work, all generating resources had to be interconnected with the distribution system.

     It is clear from the language of the Act and Commission precedent that central or joint dispatch is not per se a requirement for a finding of coordinated operations./111/ Central dispatch was a means to accomplish the
                                                    -----
efficient "coordinated" operations required by the Act not an end in itself.
                                                              ---
Applicant submits that the need for joint economic dispatch that the Commission has historically focused on reflects a past structure of the industry and regulatory requirements. So-called "single system" dispatch and committed bilateral power exchanges are not required by the explicit terms of the statute and, indeed, may be inconsistent with regulatory requirements and the economical and efficient operation of large systems. In any event, the goals formerly satisfied by centralized, coordinated dispatch are now met by employing market mechanisms. Applicant submits that in today's environment, the coordination requirement should be deemed satisfied if:

     . utilities are able to achieve efficiencies through such measures as coordinated generation operations, even where such operations do not rise to the level of traditional "joint economic dispatch" within a single control area;

     . utilities are able to coordinate cost-effective transmission of power to loads by using open access to transmission; and

     . utilities engage in coordinated marketing efforts, both as a buyer and seller of electricity and integrate other functions including administrative and general services and programs.

___________________

     /110/ Id., (citations omitted).
           ---

     /111  American Electric Power Company, Inc., Holding Co. Act Release No.
           --------------------------------------
27186 (June 14, 2000). See also, Electric Energy, Inc., 38 SEC 658 (1958);
                       --------  ----------------------
Cities Service Power & Light Co., 14 SEC 28 (1943). In fact, the Commission has
---------------------------------
even held that a system could be deemed integrated even if power never flowed between two parts of the system. Environmental Action, Inc. v. SEC, 895 F.2d
                                 ----------------------------------
1255 (9th Cir. 1990). Environmental Action involved the acquisition by a holding
                      --------------------
company of an interest in an electric generating plant ("Plant"). The intervenors argued that the acquisition did not satisfy the standards of the 1935 Act because, among other things, the system's existing electric utility company ("UtilCo") had represented that it might purchase up to twenty percent
                                           -----
of Plant's capacity if and only if the price of such power was competitive in the market. The Court of Appeals noted that the UtilCo might not purchase any of Plant's output but, nonetheless, concluded that the Commission had correctly found that UtilCo and Plant could be operated as part of a coordinated system, within the meaning of the Act. Id. at 1264-65, citing Electric Energy, Inc.,
                               --              -----------------------------
Holding Co. Act Release No. 13871 (Nov. 28, 1958) (the companies sponsoring the construction of a generating plant only pledged to buy any surplus energy remaining after the plant had supplied the needs of the major purchaser, a nonaffiliated government agency).

         These factors are consistent with the requirements of the Act. Applicant will not use traditional joint automatic economic dispatch of the systems of ComEd and PECO as do other registered systems that effectively operate as tight power pools. Given that ComEd and PECO are in separate "control areas," such true automatic joint dispatch would not be feasible./112/ However, Exelon will centralize all its generating assets and activities in Genco. Genco will provide power to ComEd and PECO as one of several competing options to meet those companies' bundled load or provider of last resort load obligations. Because of this organizational structure, Exelon will have no need for the type of "joint operating agreement" that many registered public-utility systems have. While those agreements may be necessary to achieve integrated operations among several separate subsidiary utility companies, in Exelon's case all generation
        --------
resources are controlled in a single entity and no such agreements are required./113/

         In general terms, PECO currently has, and after the Merger Genco will continue to have, ultimate control over the dispatch of generation located within PJM for economic purposes and PJM has ultimate control of dispatch for reliability purposes. Further, PJM's control relates only to that generation which is included in the PJM Installed Capacity pool. PECO, as a generator in PJM, has and Genco will also have, a specified capacity obligation to PJM. Currently, PECO owns capacity in excess of its PJM capacity obligations. This additional capacity is not included in PJM Installed Capacity and therefore is not subject to call by PJM even in capacity emergency situations./114/

         Under normal operating conditions, even capacity which is included in the PJM Installed Capacity pool may be "self-scheduled" by the owner. All generating units included in the PJM Installed Capacity are required to be "bid-in" to the pool on a daily basis (i.e., the capacity

___________________________

     /112/ A control area is a portion of the transmission and distribution grid where electric control over the area's electric system is performed by one entity, usually the vertically integrated utility having the certificated service area corresponding with that portion of the grid. The operators of a control area ensure the constant balanced operation of the grid and directly control the output of all generation within the control area and also control the movement of power into and out of or across the control area. See the
                                                                  ---
Interconnection Analysis in Exhibit K-1. Traditionally, the several electric
------------------------
utilities making up a registered holding company system acted as a single control area. Thus, it was possible for direct system-wide coordination of generation to achieve maximum efficiency of dispatch of generation. The Commission recognized early that much of the benefit of coordinated operations could be achieved even without centralized automatic dispatch through a single controller. Several cases refer to coordination of generation through voice communication. See, e.g., Electric Energy, Inc., 38 SEC 658 (1958); Cities
               ---  ----- ----------------------                    ------
Service Power & Light Co., 14 SEC 28 (1943). With the increase in interchange
--------------------------
sales between control areas, and the developing market for wholesale generation, it is now possible to achieve economic benefits equivalent to those achieved by
                              -----------------
centralized automatic dispatch across areas that are not in the same control area. The elimination of the need to be in the same control area to achieve generation efficiencies is demonstrated by the development of RTOs. RTOs will assume much of the function of the control areas including control of the transmission grid and dispatching of generation within the RTO's area. See
                                                                       ---
Conectiv, Inc., Holding Co. Act Release No. 26832 (February 25, 1998) at n. 9.
---------------
("The PJM staff centrally forecasts, schedules and coordinates the operation of generating units, bilateral transactions and the spot energy market to meet load requirements.")

     /113/ See the discussion in Item 3.b.2.a above regarding the fact that Exelon will not need "transmission integration agreements" or similar arrangements.

     /114/ The MISO, to which ComEd belongs, will act as a transmission operator and will have no dispatch authority over generation.

offered at a price determined by the generator). However, the owner has the option to "self-schedule" this generation (i.e., plan to sell it outside PJM). In the case of self-scheduled generation, PJM skips over that unit in making its economic dispatch decisions, unless there is a generation emergency. Thus, Genco will be able to use all its available capacity located in PJM to serve needs of ComEd in non-emergency conditions./115/ Even in PJM "max-emergency," that capacity owned by Genco which is not part of PJM Installed Capacity will remain available for ComEd. Finally, all generation decisions are subject to normal reliability criteria and transmission constraints.

         Further, under the Exelon system, each utility will be free -- indeed may be required by the Illinois Commission or Pennsylvania Commission -- to seek other sources of supply. Genco may coordinate this effort for ComEd and PECO. It can no longer be assumed that power from affiliates will be the lowest cost source of supply. Because both Illinois and Pennsylvania have adopted retail customer choice regimes, the energy portion of retail service is deregulated. ComEd and PECO are no longer the monopoly provider of generation. Accordingly, coordination through market mechanisms (and not simply joint dispatch of owned generation) will be the key means of achieving the efficiency objectives previously attained through joint dispatch.

         The operation and coordination of the ComEd transmission system will increasingly be performed by an ITC operating under the purview of the MISO, just as PJM now operates PECO's transmission facilities. These RTOs will develop all operating procedures and schedules, approve all transmission requests and direct the operation of the transmission grid for all transmission users. The RTOs will also control maintenance and planning of all of the transmission facilities within their respective areas. This degree of coordination and integration of transmission assets is comparable to that presented to, and accepted by, the Commission in recent decisions./116/

         Genco will conduct marketing efforts, both as a buyer and seller, for the Exelon system. The Commission has recently recognized joint marketing efforts as a means to coordinate system operations within the meaning of the Act./117/ System dispatchers at Genco will continually monitor the generation needs and capacity of the ComEd and PECO systems. ComEd and PECO already have the ability to reach common suppliers, purchasers, and trading hubs in various combinations. The rapidly evolving wholesale power markets surrounding the energy industry will allow Genco to operate its generation assets wherever located as a single system by buying and selling power as the situation dictates to decrease the overall production costs of the system. This method of operation will result in lower available energy costs for the ComEd and PECO distribution functions and provide Genco with an attractively priced product for other market

__________________

     /115/ Transmitting the power to ComEd via a short-term firm or nonfirm transmission path.

     /116/  American Electric Power Company, Inc., Holding Co. Act Release No.
            -------------------------------------
27186 (June 14, 2000) (interconnection through 250 MW uni-directional contract path); UNITIL Corp., Holding Co. Act Release No. 25524 (April 24, 1992)
       ------------
(interconnection through NEPOOL); Conectiv, Inc., Holding Co. Act Release No.
                                  --------------
26382 (Feb. 25, 1998) (interconnection through PJM, Inc.). See also MISO Order,
                                                           --- ----
supra at n. 162 and n. 169.
-----

     /117/  American Electric Power Company, Inc., Holding Co. Act Release No.
            -------------------------------------
27186 (June 14, 2000).

sales. The diversity of weather, time, fuel supply and localized economic conditions applicable to the various generating assets will create opportunities to allocate resources more efficiently.

         Coordination of Non-Operating Activities. In applying the integration
         ----------------------------------------
standard, the Commission looks beyond simply the coordination of the generation and transmission within a system to the coordination of other activities./118/ Recently, the Commission has found coordinated operational and administrative functions to constitute "de facto" integration for exempt holding companies./119/ Moreover, the coordination of administrative functions and joint marketing activities were crucial factors in the Commission's determination that the coordination requirement was satisfied in Sempra and NIPSCO.
                                              ------     ------

         The combined system of Exelon will be coordinated in a variety of ways beyond simply the coordination of the generation and transmission within the system. Among other things, administrative and general services will be performed for the Exelon System by Exelon Services. Exelon may develop additional service companies to perform specialized functions. Exelon will have a single accounting organization which will be managed by a single team in one or more locations. The coordination and integration of the combined system is expected to be further achieved through the coordination and integration of information system networks; customer service; procurement organizations; organizational structures for power generation, energy delivery and customer relations; and support services.

         Efficiency. As indicated by the language of Section 2(a)(29)(A) that
         ----------
the coordinated system be "economically operated," the Commission further analyzes whether the coordinated operation of the system results in economies and efficiencies. The question whether a combined system will be economically operated under Section 10(c)(2) and Section 2(a)(29)(A) was recently addressed by the Court of Appeals in Madison Gas and Electric Company v. SEC, 168 F.3d
                           ----------------------------------------
1337 (D.C. Cir. 1999). In that case, the court determined that in analyzing whether a system will be economically coordinated, the focus must be on whether the acquisition "as a whole" will "tend toward efficiency and economy." Id. at
                                                                        --
1341. The Merger will meet this

_____________________

     /118/ See, e.g., American Electric Power Company, Inc., Holding Co. Act
           ---  ---   --------------------------------------
Release No. 27186 (June 14, 2000) (centralized asset-management policy, integrated financial decisions, centralized resource allocation, implementation of best practices, coordinated communications and information system networks); General Public Utilities Co., Holding Co. Act Release No. 13116 (Mar. 2, 1956)
-----------------------------
(integration is accomplished through power dispatching by a central load dispatcher as well as through coordination of maintenance and construction requirements); Middle South Utilities, Inc., Holding Co. Act Release No. 11782
               -----------------------------
(Mar. 20, 1953), petition to reopen denied, Holding Co. Act Release No. 12978 (Sept. 13, 1955), rev'd sub nom. Louisiana Public Service Comm'n v. SEC, 235
                  ----- --- ---  ---------------------------------- ---
F.2d 167 (5th Cir. 1956), rev'd, 353 U.S. 368 (1957), reh'g denied, 354 U.S. 928
                          -----                       ----- ------
(1957) (integration is accomplished through an operating committee which coordinates not only the scheduling of generation and system dispatch, but also makes and keeps records and necessary reports, coordinates construction programs and provides for all other interrelated operations involved in the coordination of generation and transmission); North American Company, Holding Co. Act
                                 ----------------------
Release No. 10320 (Dec. 28, 1950) (economic integration is demonstrated by the exchange of power, the coordination of future power demand, the sharing of extensive experience with regard to engineering and other operating problems, and the furnishing of financial aid to the company being acquired). See also
                                                                    --- ----
NIPSCO, supra (functional merger of Bay States and NIPSCO gas supply department
------  -----
through NIPSCO Services, "a service company subsidiary of NIPSCO that provides financial, accounting, tax, purchasing, natural gas portfolio management, and other administrative services to associate companies.")

     /119/ Sierra Pacific Resources, Holding Co. Act Release No. 27054 (July 26,
           ------------------------
1999).

standard given the significant savings and synergies and other benefits expected to result from the Merger.

         In short, all aspects of the combined system will be centrally and efficiently planned and operated. As with other merger applications approved by the Commission, the combined system will be capable of being economically operated as a single interconnected and coordinated system as demonstrated by the variety of means through which its operations will be coordinated and the efficiencies and economies expected to be realized by the proposed transaction./120/

                          (D)   Single Area or Region

         As required by Section 2(a)(29)(A), the operations of the Exelon Electric System will be confined to a "single area or region in one or more States." While the terms "area" and "region" are not defined in the 1935 Act, the "single area or region" requirement does not mandate that a system's operations be confined to a small geographic area or a single State.121 The Commission has specifically found that the combining systems need not be contiguous in order for the requirement to be met./122/ Rather, the Commission has found that the single area or region test should be applied flexibly when doing so does not undercut the policies of the 1935 Act against "`scatteration' -- [that is,] the ownership of widely dispersed utility properties which do not lend themselves to efficient operation and effective state regulation."/123/ Conversely, utilities which may be "efficiently and economically operated" in an integrated fashion, and where effective State regulation is not hampered by such combination, should be considered in the same area or region.

_________________________

      /120/ The savings, synergies and other benefits are discussed under Item 3.B.3.(b).

      /121/ In considering size, the Commission has consistently found that utility systems spanning multiple States satisfy the single area or region requirement of the 1935 Act. For example, the Entergy system covers portions of four States (Entergy, supra), the Southern system provides electric service to
                      -----
customers in portions of four States (Southern Co., Holding Co. Act Release No.
                                      -----------
24579 (Feb. 12, 1988)), and the principal integrated system of New Century Energies covers portions of five States (with all of its electric operations serving customers in six States). If New Century Energies merger with Northern States Power is approved, the new holding company will serve in 12 States ranging from Michigan and Minnesota to Colorado and Texas. As early as 1945, the Commission found that the operations of American Electric Power in seven States were confined to a single region or area. The AEP system spans about 425 miles from western Virginia to southern Michigan. American Gas and Electric Co.,
                                            ------------------------------
Holding Co. Act Release No. 6333 (Dec. 28, 1945). The combined system of AEP and Central and South West encompasses 11 states and about 1,200 miles from the Rio Grande River at the Texas-Mexico border to the Blue Ridge area of Virginia. By contrast, Exelon's regulated utility operations will be primarily in two States. Its main service areas, Chicago and,Philadelphia, are about 750 miles apart.

      /122/ See, e.g., Conectiv, supra; cf. New Century Energies, supra
            ---  ----- --------  ------ --- --------------------- -----
(integration test was met where entities planned to build a 300-mile transmission line to interconnect the systems which operated in noncontiguous territories). See also, American Electric Power Company, Inc., Holding Co. Act
              --------  --------------------------------------
Release No. 27186 (June 14, 2000) (eastern zone and western zone separated by 150 miles).

      /123/ NIPSCO, supra (applying single area or region requirement with
            ------- -----
respect to gas utility system); accord, Sempra, supra. In Gaz Metropolitan,
                                ------  ------  ------    -----------------
Inc., the Commission agreed that a single area or region could include areas
-----
across international borders. Holding Co. Act Release No. 26170 (Nov. 23, 1994).

     The Commission recently set out the basis for finding that a system will be considered as operating in a single area or region. /124/ A system which meets the following, will be considered in a single area or region:

     .    the system is interconnected;

     .    it is susceptible of economic and coordinated operations;

     .    no adverse finding is required on anticompetitive grounds;

     . its size will not impair efficient operation, localized management or effective regulation; and

     .    the combination will result in economies and efficiencies.

     As demonstrated in this Application, the Exelon system will satisfy all these requirements.

     In the 1995 Report, the Staff recommended that the Commission "interpret the `single area or region' requirement flexibly, recognizing technological advances, consistent with the purposes and provisions of the Act" and that the Commission place "more emphasis on whether an acquisition will be economical."/125/ The Staff recognized that "recent institutional, legal and technological changes . . . have reduced the relative importance of . . . geographical limitations by permitting greater control, coordination and efficiencies" and "have expanded the means for achieving the interconnection and economic operation and coordination of utilities with noncontiguous service territories."/126/ The 1995 Report also recognized that the concept of "geographical integration" has been affected by "technological advances in the ability to transmit electric energy economically over longer distances, and other developments in the industry, such as brokers and marketers."/127/

     Importantly, there have been significant further developments since the 1995 Report which further reinforce the conclusions reached by the Staff at that time. FERC Order No. 888 established and Order 2000 will further refine the open access transmission system. In the words of the 1995 Report, these developments dramatically changed the "relative importance of . . . geographical limitations." In 1995, the Staff concluded that the "state of the art" had "expanded the means for achieving the interconnection and economic operation and coordination of utilities with noncontiguous service territories." With the development of open access transmission, the nascent "means" of interconnection seen by the Staff in 1995 have fully developed into more effective and economical "means" by which Exelon may, under normal conditions, achieve the economic operation and coordination of its utilities with noncontiguous

______________

     /124/ American Electric Power Company, Inc., Holding Co. Act Release No.
           --------------------------------------
           27186 (June 14, 2000).

     /125/ 1995 Report at 66, 69.

     /126/ 1995 Report at 69.

     /127/ Id.
           ---
service territories as required by the Act. As described in the Interconnection
                                                                ---------------
Analysis, there is a significant volume of interchange of electric power through
--------
the corridor of major transmission lines running from the Chicago area generally through Indiana, Ohio and the Virginias to southeastern Pennsylvania. The following table gives information regarding transactions from ComEd to PECO under their existing contract over the three-and one-half year period ending June 30, 2000:

               Year                        Total MWh Delivered to PECO
               ----                        ---------------------------
               1997                                  1,552,456
               1998                                    456,623*
               1999                                  1,111,613
               2000                                  1,001,859
            (through June)

          * The decline in 1998 was the result of increased need for power in the ComEd service area.

     ComEd and PECO have demonstrated through their existing utility operations that it is physically possible and, as importantly, economically possible, for Exelon to conduct its business in a coordinated manner through the use of this available transmission. Although open access transmission is available to all utilities, only those utilities, such as Exelon, which can operate their separate utilities economically and in a coordinated manner within the meaning
                   -----------------------------------------------------------
of the Act should be considered in the same area or region. While FERC has noted
----------
that "the entire Eastern interconnection is, as the name indicates, interconnected," this refers to electrical, physical interconnection and does not indicate that any two utilities in the Eastern interconnection can be deemed
---               -----------------
"integrated" within the meaning of the Act./128/

     The regions created by changes in the operation of the transmission grid brought about by open access transmission through RTOs are larger than those in the electrical regions of the past for a variety of reasons. First, as previously discussed the technological advances and additions to the transmission network that have occurred since 1935 now permit trading to occur over 1,000-mile distances./129/ Second, a large region is necessary to address the inefficiencies and inequities that FERC is seeking to remedy through RTOs.

     The developments noted by the Staff in 1995, and enhancements and improvements since that date, are breaking down traditional boundaries and concepts of regions. The Commission has confirmed its support for the Staff's Report, citing, in particular, the Staff's recommendation that the Commission "continue to interpret the `single area or region' requirement of [the 1935

_______________________

     /128/ North American Electric Reliability Council, 87 FERC (P) 61,161
           --------------------------------------------
(1999). The country is divided into three synchronous "interconnections:" Eastern, Western and ERCOT. The Eastern Interconnection, in which ComEd and PECO are located, covers all the area east of the Rocky Mountains, except for most of Texas.

     /129/ Chicago, headquarters of ComEd is about 750 miles from Philadelphia, headquarters of PECO.

Act] to take into account technological advances."/130/ The Commission noted as long ago as 1978 that the permissible area or region of a registered holding company was a function of technological realities./131/ Exelon will be able to use open access transmission to achieve the coordinated operations of its system thus demonstrating that it will, in fact, be confined to a "single area or region."

     Other factors demonstrate that the Exelon Electric System will satisfy the single area or region requirement. Exelon will operate distribution facilities in only two States -- significantly fewer than many existing or proposed registered holding company systems. The principal generating facilities of Genco are located in those two States./132/ The traditional service areas of the Exelon Electric System, that of ComEd and PECO, are similar and homogeneous./133/ Each serves a major city and surrounding metropolitan and adjacent areas in a relatively compact service area. Illinois and Pennsylvania are very similar -- both States have large populations, with a significant industrial and commercial base. The service characteristics and ratios of residential, industrial and commercial companies of the companies are similar./134/ These many similarities and the trade between the areas shows that Exelon will operate in a single area or region.

     The conclusion that the Exelon Electric System will constitute a single area or region is further supported by the logic of the Commission's definition of "region" used for purposes of its size analysis under Section 10(b)(1). In Entergy, supra, the Commission adopted the applicants' definition of the
         -----
relevant region for purposes of Section 10(b)(1) to include themselves and those electric utilities directly interconnected with either or both, which, at the time, were their most accessible markets. This region consisting of utilities within "one wheel" of the merging utilities made sense in light of the barrier that rate pancaking presented in trying to access more distant markets. In today's increasingly competitive world, ComEd and PECO do not operate as

___________________

     /130/ NIPSCO, supra; accord, Sempra, supra. While these cases were
           ------- -----  ------  ------  ------
determining integration of gas utilities, where the statutory standard is different from electric integration, the principal of taking into account technological advances is fully applicable in this case.

     /131/ American Electric Power Company, Inc., Holding Co. Act Release No.
           ------------------------------------
20633 (July 21, 1978).

     /132/ PECO has an interest in the Salem nuclear generating station in New Jersey. See note 16 above. Other generating facilities coordinated by Genco will
        ---
be EWGs whose geographical location is not restricted by the Act.

     /133/ The nature or characteristics of the service area of utilities has been relevant in the Commission's review of the circumstances leading to a conclusion that a system was integrated within the meaning of the Act. The similarities among the various parts of an integrated system tends to show that the system is not so large as to impair the benefits of localized management and regulation and is therefore integrated. In a homogeneous system, management is better able to attend to local concerns which are similar throughout the system. See Middle West Corp., 18 SEC 296 (1945); In re West Texas Utilities Co., 21 SEC
----------------------                    -------------------------------
566 (1945).

     /134/ In 1999, ComEd's electric revenues were derived 33% from residential customers while PECO's electric revenues were derived 27% from residential customers. In each case the balance was derived from industrial, commercial and wholesale customers. The percentage of total sales made to residential customers is a useful guide to the nature of an electric utility's business. The division between residential and other types of customers has a strong impact on the nature of a utility's load and how it meets that load. Of course, in Pennsylvania and Illinois all customers have (or soon will have) a choice of electricity supplier.

isolated companies, and their geographic region should be analyzed in terms of their most accessible markets, which include the areas of MISO, Alliance RTO and PJM -- that is the open access transmission path existing between Chicago and Philadelphia.

     The Commission's recent decision related to the gas industry in Sempra is
                                                                     ------
also relevant for a commodity business such as the evolving electricity industry. In that decision, the SEC approved Sempra's acquisition of a 90 percent interest in Frontier Energy LLC of North Carolina and considered the combined system to be an integrated gas system under the Act./135/ In that decision the SEC affirmed the existence of a national natural gas commodity market. The SEC pointed out that, when the Act was drafted in the 1930s, the common source requirement meant the city gate. Now, however, with the changing gas market, it means obtaining gas from the same supply basins. Thus, even though the two systems in Sempra were 3,000 miles apart, the SEC said that its
                          -------
decision did not undercut the Act because the acquisition did not raise the concerns that prompted its enactment./136/ This conclusion supports the notion that mere distance does not equate to "scatteration" so long as the separate parts of the system can be operated, under normal conditions, in a coordinated manner. Exelon has demonstrated that it meets that test.

     Exelon does not believe that the combination of ComEd and PECO will contravene the policy of the Act against "scatteration" -- the ownership of widely dispersed utility properties that do not lend themselves to efficient operation. As stated in Sempra, supra, "The Act is directed against the growth
                        ------- ------
and extension of holding companies [that] bears no relation to economy of management and operation or the integration and coordination of related operating properties." The Commission dealt with this concept in American
                                                                 --------
Electric Power in 1978./137/ This case involved one of the few situations of a
--------------
significant expansion of a registered holding company system in "modern" times, i.e., after the period when the break-up of the huge holding company systems of the 1930's was complete. The Commission noted that "the standards in these sections [2(a)(29) and 10(b)] were relatively easy to apply to the huge, complex, and irrational holding company systems at which the Act was primarily aimed." The Commission went on to note that it was more difficult to apply the standards to AEP which, although large and widespread, was efficient and clearly a rational and proper company. Exelon, like AEP in 1978, does not present any of the evils the Act was designed to eliminate. The facts of this case demonstrate that the Exelon Electric System will be economically operated as a single interconnected and coordinated system. It has a sound economic and financial rationale. It will have compact distribution service areas in only two States. Furthermore, as demonstrated in the following sections, the combined system will not have an adverse effect upon localized management, efficient operation or effective regulation.

______________

     /135/ Sempra Energy, Holding Co. Act Release No. 26890 (June 26, 1998).
           -------------

     /136/ Applicant recognizes that the Sempra case is not directly on point
                                         ------
because the language of Section 2(a)(29)(B) of the Act regarding an integrated gas utility differs from that of Section 2(a)(29)(A) describing an electric system. The recognition in that case of the changing nature of energy markets in the United States is directly relevant, however.

     /137/ American Electric Power Company, Inc., Holding Co. Act Release No.
           ------------------------------------
20633 (July 21, 1978)("AEP").

                              (E)      Size

     The final clause of Section 2(a)(29)(A) requires the Commission to look to the size of the combined system (considering the state of the art and the area or region affected) and its effect upon localized management, efficient operation, and the effectiveness of regulation. In the instant matter, these standards are easily met./138/

     Localized Management The Commission has found that an acquisition does not
     --------------------
impair the advantages of localized management where the new holding company's "management [would be] drawn from the present management" (Centerior, supra), or
                                                           ---------  -----
where the acquired company's management would remain substantially intact (AEP,
                                                                           ---
supra). The Commission has noted that the distance of corporate headquarters
-----
from local management was a "less important factor in determining what is in the public interest" given the "present-day ease of communication and transportation." AEP, supra. The Commission also evaluates localized management
                 ---  -----
in terms of whether a merged system will be "responsive to local needs." AEP,
                                                                         ---
supra.
-----

     The management of Exelon will be drawn primarily from the existing management of Unicom, ComEd, PECO and their subsidiaries. The corporate headquarters of Exelon will be in Chicago -- the current headquarters of Unicom and ComEd. PECO's distribution and transmission functions will have headquarters in Philadelphia. The management of the combined generating operations of Genco and the marketing activities will be conducted in southeastern Pennsylvania. The electric utility subsidiaries will continue to operate through the regional offices with local service personnel and line crews available to respond to customer's needs. In short, the management structures of ComEd and PECO, which are responsive to local needs, will continue to perform to meet customer needs after the Merger. Accordingly, the advantages of localized management will not be impaired.

     Efficient Operation -- As discussed above in the analysis of Section
     -------------------
10(b)(1), the size of Exelon will not impede efficient operation; rather, the Merger will result in significant economies and efficiencies. Operations will be more efficiently performed on a centralized basis because of economies of scale, standardized operating and maintenance practices and closer coordination of system-wide matters.

     Effective Regulation -- The Merger will not impair the effectiveness of
     --------------------
regulation at either the State or Federal level. ComEd will continue to be regulated by the Illinois Commission and PECO by the Pennsylvania Commission with respect to retail rates, service and related matters subject to the changing regulation brought about by utility regulatory restructuring laws in both States./139/ On the Federal level, Exelon will be regulated as a single registered holding company as opposed to two exempt holding company systems. The electric utility subsidiaries of Exelon will continue to be regulated by FERC with respect to interstate

____________

     /138/ See Item 3.B.2(a) for a discussion of the relative size of the
           ---
Exelon system.

     /139/ Although Genco will be a "public-utility company" for purposes of the Act and will be subject to FERC rate regulation, it will not be subject to utility regulation by Illinois or Pennsylvania consistent with the restructuring legislation in those States.

electric sales for resale and transmission services, by the NRC with respect to the operation of nuclear facilities, and by the FCC with respect to certain communications licenses.

     At the State level, the Merger Agreement requires approval of the Pennsylvania Commission. Under the Illinois Customer Choice and Rate Relief Law of 1997, the legislature determined that corporate reorganizations and mergers would foster the move to a more competitive environment and accordingly provided that such transactions, such as the Merger, could be undertaken without an approval process at the Illinois Commission. See 220 ILCS 5/16-111(g). Although
                                             ---
the process is streamlined, the new law -- together with other provisions of the Illinois Public Utility Act, clearly protects the public interest. Under the Customer Choice and Rate Relief Law, ComEd is required to file a notice with the Illinois Commission describing its transaction. That notice was filed on November 22, 1999/140/ and included the following information, as required by statute:

     . A complete statement of the accounting entries to be made to reflect the transaction, a certification that the entries are in accordance with GAAP, and a certification that cost allocations between the utility and its affiliates will be in accord with Illinois Commission approved cost allocation guidelines.

     . A description of the use of proceeds of any sale of facilities (inapplicable to this transaction).

     .    A list of regulatory approvals for the transaction.

     . An irrevocable commitment by the utility that, as a result of the transaction, it will not impose any stranded cost charges that it might otherwise be allowed to charge retail customers under Federal law or increase the transition charges that it is otherwise entitled to collect under the Illinois utility restructuring law.

     The forgoing notice constitutes all action that must be taken for the Merger to proceed under Illinois law.

     The public interest is protected by these requirements and by other provisions of the Illinois Public Utility Act that will continue to be applicable to ComEd, most notably the provisions regulating affiliate transactions. Applicant is working closely with regulators (both State and Federal) to obtain the required approvals. The Illinois Commission and the Pennsylvania Commission have adequate jurisdiction to prevent the Merger from an impairment of their regulatory authority.

                         (F) Conclusion -- Exelon Electric System will be Integrated

     A rigid reading of the integration requirement may have been appropriate at a time when ownership or control of the intervening transmission lines was the only way that a utility could

______________

     /140/ An amended notice informs the Illinois Commission of the change to the Merger Agreement.

move power from its generation assets to its distribution systems. The need for this type of firm physical interconnection has been greatly reduced, if not eliminated, as the distribution systems now routinely contract for power with nonaffiliates and move the purchased commodity power over independently operated or owned transmission lines -- or eliminate the requirement for physical movement of power from the generator to the utility system through use of market swaps, power displacement or similar techniques.

     As FERC explained in the RTO NOPR:

          the industry has undergone sweeping restructuring activity, including a movement by many states to develop retail competition, the growing divestiture of generation plants by traditional electric utilities, a significant increase in the number of mergers among traditional electric utilities and among electric utilities and gas pipeline companies, large increases in the number of power marketers and independent generation facility developers entering the marketplace, and the establishment of independent system operators (ISOs) as managers of large parts of the transmission system. Trade in bulk power markets has continued to increase significantly and the Nation's transmission grid is being used more heavily and in new ways. As a result, the traditional means of grid management is showing signs of strain and may be inadequate to support the efficient and reliable operation that is needed for the continued development of competitive electricity markets./141/

     The Commission has found, and the courts have agreed, that in circumstances in which the expertise in operating issues is lodged with another regulator, it is appropriate to "watchfully defer" to the work of that regulator./142/ Applicant urges the SEC to apply the doctrine of watchful deference to FERC's stated objective to improve the competitiveness of the electric industry through large RTOs, Orders such as 888 and 889, and through State development of restructuring laws.

     The need for the SEC to accommodate the views of FERC in this matter cannot be overstated. Congress enacted the 1935 Act and the FPA as two parts of the same legislation. The legislative history makes clear that the purpose of
Section 11 of the 1935 act "is simply to provide a mechanism to create conditions under which effective Federal and State regulation will be possible."/143/ The FERC's administration of the FPA has evolved as that agency has sought to

__________

     /141/ RTO NOPR, FERC Stats & Regs at 33,685.

     /142/ Northeast Utilities, Holding Co. Act Release No. 25273 (March 15,
           -------------------
1991), aff'd sub nom. City of Holyoke v. SEC, 972 F.2d 358 (1992). See also
       -------------- ----------------------                       --------
Wisconsin's Environmental Decade v. SEC, 882 F.2d 523 (D.C. Cir. 1989) ("we are
----------------------------------------
not prepared to say that the Commission abdicates its duty in an exemption determination by deciding to rely, watchfully, on the course of state regulation").

     /143/ Sen. Rep. No. 621, 74th Cong., 1st Sess.  (1935).

develop fully competitive wholesale markets consistent with changing technology. Administration of the 1935 Act must also evolve if the 1935 Act is to continue to create conditions under which "effective Federal and State regulation" is possible.

     In the 1995 Report, the Division recommended that the Commission focus on whether the resulting system will be subject to effective regulation. The 1995 Report emphasized that "open access under FERC Order No. 636, wholesale wheeling under the Energy Policy Act [and FERC Order No. 888] and the development of an increasingly competitive and interconnected market for wholesale power have expanded the means for achieving the interconnection and the economic operation and coordination of utilities with non-contiguous service territories."/144/ The 1995 Report further expressed concern that the Act "not serve as an artificial barrier where other energy regulators have determined that an acquisition will benefit utility consumers." Accordingly, the 1995 Report concluded that "[w]hen considering any proposed acquisition, the SEC should consider whether the resulting system will impair the effectiveness of regulation. Where the affected State and local regulators concur, the SEC should interpret the integration standard flexibly to permit non-traditional systems if the standards of the Act are otherwise met." Under this approach, if the affected States approve a proposed transaction (a condition precedent to the instant Merger), the "effectiveness of regulation" standard would be met. A condition of the Merger is the receipt of all requisite State approvals.

     The Commission should find that the Exelon Electric System comprises a single, integrated electric utility system within the meaning of the Act.

                         (iv) Retention of Exelon Gas System

     Because the Commission has interpreted the term "integrated public-utility system" to mean a system that is either gas or electric, but not both, it is necessary to qualify the gas operations of PECO (the "Exelon Gas System") under the "A-B-C" clauses of Section 11(b)(1). Under those provisions, a registered holding company can own "one or more" additional integrated systems if certain conditions are met. Specifically, the Commission must find that (A) the additional system "cannot be operated as an independent system without the loss of substantial economies which can be secured by the retention of control by such holding company of such system," (B) the additional system is located in one State or adjoining states, and (C) the combination of systems under the control of a single holding company is not so large . . . as to impair the advantages of localized management, efficient operation, or the effectiveness of regulation."

     As shown below the Exelon Gas System currently is, and will continue to be, a single, integrated public-utility system. This case presents a less complicated determination of the A-B-C Clause test than other cases presented to the Commission in recent years because only PECO has gas distribution facilities. There is no need, as has been the situation with other cases to analyze whether two previously separate gas systems can constitute a single integrated system. Further, the PECO gas system has been operating as a single, integrated system for many years.

____________
     /144/ 1995 Report at 73-74.

         Section 2(a)(29)(B) defines an "integrated public-utility system" as applied to gas utility companies as:

                  a system consisting of one or more gas utility companies which are so located and related that substantial economies may be effectuated by being operated as a single coordinated system confined in its operation to a single area or region, in one or more States, not so large as to impair (considering the state of the art and the area or region affected) the advantages of localized management, efficient operation, and the effectiveness of regulation: Provided, that gas utility companies deriving natural gas from a common source of supply may be deemed to be included in a single area or region.

PECO's current gas operations satisfy this definition. There will be no change to the PECO gas operations caused by the Merger that would affect this conclusion.

         PECO's gas operations serve all or a portion of five counties surrounding the City of Philadelphia. This "single area or region" is located wholly within the Commonwealth of Pennsylvania. PECO's facilities comprise a physically interconnected network of gas transmission and distribution facilities that derive all of their natural gas from common sources of supply. The management of PECO's gas operations will continue to reside with PECO Energy, which will be headquartered in the City of Philadelphia (indeed, the electric and gas distribution companies will continue to share employees and common facilities so long as the Commission does not order divestiture). Management will, accordingly, remain close to the gas operations, thereby preserving the advantages of local management. This will remain true even after the Merger and various plans of reorganization and restructuring have been implemented. PECO's gas distribution operations are, and will continue to be, regulated by the Pennsylvania Commission. The effectiveness of regulation will not be altered or impaired by PECO's merger with Unicom.

         PECO's gas operations overlap the territory served by PECO's electric distribution company ("EDC"). This overlap of service territories permits PECO to achieve significant synergies in serving both its electric and gas customers which are passed along to those customers in the form of lower rates and better service. The synergies achieved due to PECO's combined gas and electric operations are identified in Exhibit J-1 hereto, which identifies the additional costs PECO's gas utility would incur if PECO were not permitted to retain the system and were instead forced to operate as a stand-alone gas utility.

         The Pennsylvania Legislature recently passed the Natural Gas Competition Act ("Gas Competition Act"). 66 Pa.C.S.A. (S)(S) 2201 et. seq.
(1999). The Pennsylvania Gas Competition Act will require PECO to provide competitors access into PECO's gas distribution network. While PECO is presently one of the lowest cost gas utility suppliers in the Commonwealth of Pennsylvania, if PECO were required to divest its gas utility, the conservative projections included in Exhibit J-1 indicate that the price PECO's gas utility would have to charge retail customers located in its present service territory would make it one of the most expensive retail gas suppliers in the State (with an estimated post-divestiture rate increase of $292 per customer per year, an increase of 30.28%)./145/

         Because most of the increased costs would be charged to operations that will remain regulated under the Gas Competition Act, such as gas distribution, maintenance of gas mains, meter reading, billing and customer service, it will not be possible for PECO's distribution customers to escape the high cost of a new stand-alone operation by choosing an alternate gas supplier. See Exhibit J-1
                                                                 ---
at 5. Thus, if the Commission were to require PECO to divest its gas operations to "New Gas Co", New Gas Co's gas distribution customers would suffer the most.

         PECO's gas system not only satisfies the integration requirements of
Section 2(A)(29)(B), the retention of this system is also appropriate under the A-B-C clauses of (S) 11(b)(1) of the Act, as shown below.

                    (A) Loss of economies if operated as an independent system

         In its 1995 Report, the SEC Staff noted that, in a competitive utility environment, any loss of economies threatens a utility's competitive position and even a "small" loss of economies could render a utility vulnerable to significant erosion of its competitive position. Adopting this line of reasoning, the Commission, in its order approving the merger of Public Service Colorado and Southwestern Public Service, moved away from earlier cases that required, in effect, a showing that the additional system could not survive on a stand-alone basis. In this case the Commission found that "[t]he gas and electric industries are converging, and, in these circumstances, separation of gas and electric businesses may cause the separated entities to be weaker competitors than they would be together. This factor adds to the quantifiable loss of economies caused by increased costs." /146/ The potential of divestiture injuring PECO's ability to compete is heightened in this case because PECO is already subject to retail electric competition in the Commonwealth of Pennsylvania and will soon be subject to retail gas competition as well.

         Historically, the Commission has given consideration to four ratios, which measure the projected loss of economies as a percentage of: (1) total utility operating revenues; (2) total utility expense or "operating revenue deductions"; (3) gross utility income; and (4) net utility operating income. Although the Commission has declined to draw a bright-line numerical test under
Section 11(b)(1)(A), it has indicated that cost increases resulting in a 6.78% loss of operating revenues, a 9.72% increase in operating revenue deductions, a 25.44% loss of gross gas income and a 42.46% loss of net income would afford an "impressive basis for finding a loss of substantial economies." Engineers Public
                                                                ----------------
Service Co., Holding Co. Act Release No. 3796 (Sept. 17, 1942).
-----------

__________________________

         /145/   Under the Gas Competition Act the non-gas cost portion of
PECO's rates are capped until January 1, 2001.

         /146/   New Century Energies, supra. See also Dominion Resources,
                 --------------------  -----  --- ---- ------------------
Inc., Holding Company Act Release No. 27113 (December 15, 1999); WPL Holdings,
----                                                             ------------
supra.
-----

         Direct Loss of Economies. PECO has prepared a study of its gas utility
         -------------------------
operations that analyzes the lost economies that its gas utility operations would suffer upon divestiture when compared to their retention pursuant to the Merger. The study is attached to this Application as Exhibit J-1 (the "Gas Study").

         The Gas Study shows that if New Gas Co were operated on a stand-alone basis, lost economies from the need to replicate services, the loss of economies of scale, the costs of reorganization, and other factors would be immediate and substantial. In the absence of rate relief, those lost economies would substantially injure the shareholders of PECO and Unicom upon the divestiture of those gas operations. As the Gas Study further shows, if rate relief were granted with respect to the lost economies, then consumers would bear the majority of those substantial costs over what they would have to pay if the properties were retained as contemplated by the Merger. This is because a substantial portion of the synergies achieved by combined operations occur in operational areas that will remain subject to rate regulation even after full retail competition for retail gas and electric customers is implemented in Pennsylvania.

         As set forth in the Gas Study, divestiture of the gas operations of PECO into New Gas Co would result in lost economies of over $72.8 million (exclusive of income tax effects). The table below shows PECO's 1998 gas operating revenues, gas operating revenue deductions, gas gross income and net income from gas operations on both a pre- and post-divestiture basis. The post-divestiture gas operating revenues number is the revenue requirement in order for NewGasCo to make up for the lost economies.

     ========================================================================================================
                                                        Gas Operating
                                   Gas Operating          Revenue             Gas Gross           Gas Net
               Timing                 Revenues          Deductions              Income            Income
     --------------------------------------------------------------------------------------------------------
                                                           (dollars in thousands)
     Pre-Divestiture (actual)          $399,642           $323,265             $76,377             $58,506
     Post-Divestiture                  $520,640           $396,143              $3,499             $19,214
     (est., see Exh. J-I)
            ---
     Difference                        $120,998            $72,878             $72,878             $39,292
     (Increased revenue
     requirement; Economies
     Lost as Result of
     Divestiture)
     ==========================================================================================================

         On a percentage basis, the lost economies amount to 124.5% of 1998 gas net income--far in excess of the 30% loss of net income in New England Electric System that the Commission has described as the highest loss of net income in any past order requiring divestiture./147/ As a

_____________________________

         /147/  See UNITIL Corp., Holding Co. Act Release No. 25524 (April 24,
                --- ------------
1992) ("The Commission has required divestment where the anticipated loss of income of the stand-alone company was approximately 30% . . ." or "29.9% of net income before taxes"), citing SEC v. New England Electric System, 390 U.S. 207,
                       ------ ----------------------------------
214 n.11 (1968).

percentage of 1998 gas operating revenues, these lost economies described in the Gas Study amount to 18.24% --greater than the losses identified in several past orders that permitted merger applicants to retain the additional systems in question.148 As a percentage of 1998 expenses or operating revenue deductions, the lost economies described in the Gas Study would amount to 22.54%. Again, the losses identified in the Gas Study exceed the losses as a percentage of operating revenue deductions identified in past orders permitting retention of the additional systems, including Ameren (17.6%) and Conectiv (17.4%). As a percentage of 1998 gross income, the lost economies described in the Gas Study amount to 95.42%, far in excess of the 25.44% figure the Commission relied upon in identifying a loss of substantial economies in its Engineers Public Service Co. decision. See supra.
              ---  ----

         In order to recover these estimated lost economies, New Gas Co stand-alone gas operations would need to increase rate revenue by $123 million or about 30%. This increase in rate revenues would have an immediate negative impact on the rates charged to customers for gas services (to the extent that they apply to regulated operations) and would adversely impact New Gas Co's ability to compete in the emerging retail gas market in Pennsylvania (to the extent they apply to operations which will soon be competitive). In addition, the customers of PECO's gas businesses who are also electric customers will experience a doubling of their postage costs to pay two separate bills. The total estimated increase in incremental costs associated with forced divestiture would be $292 per customer per year, or 30.3% over the average customer's current annual payments.

         Other Lost Economies. Divestiture of the PECO gas property would also
         --------------------
result in the loss to consumers of the cost-saving benefits of the economies offered by the "energy services" approach of PECO and Unicom to the utility business. While the losses cannot now be fully quantified, they are substantial. At the center of the energy services company concept is the idea that providing gas and electric services and products is only the start of the utility's job. In addition, the company must provide enhanced service to the consumer by providing an entire package of both energy products and services. In this area, PECO and Unicom's efforts are part of a trend by companies to organize themselves as energy service providers; that is, as providers of a total package of energy services rather than merely utility suppliers of gas and electric products. The goal of an energy service company is to retain its current customers and obtain new customers in an increasingly competitive environment by meeting customers' needs better than the competition. An energy service company can provide the customer with a low cost energy (i.e., gas, electricity or conservation) option without inefficient subsidies. This trend towards, and the need for, convergence of the former separate electric utility function and gas utility function into one energy service company was recognized by the Commission in Consolidated Natural Gas Company, Holding Co. Act Release No.
              --------------------------------
26512 (April 30, 1996) (hereinafter, the "CNG Order"), where the Commission
                                          ---------
stated: "It appears that the restructuring of the electric industry now underway will dramatically affect all United States energy markets

_____________________________

         /148/  See, e.g., Conectiv, Inc., Holding Co. Act Release No. 26832
                ---  ----  --------------
(February 25, 1998) (loss of 14.07% of gas operating revenues in case permitting retention of additional gas system); UNITIL Corp., supra (loss of slightly less
                                     ------------  -----
than 14% of operating revenues). The highest loss of operating revenues in any case ordering divestiture is commonly said to be 6.58%. ("[o]f cases in which the Commission has required divestment, the highest estimated loss of operating
                                                              -----------------
revenues of a stand-alone company was 6.58% . . .") Id.
--------                                            --
as a result of the growing interdependence of natural gas transmission and electric generation, and the interchangeability of different forms of energy, particularly gas and electricity." See also New Century Energies, Holding Co.
                                   --- ---- --------------------
Act Release No. 26748 (August 1, 1997); UNITIL Corp., Holding Co. Act Release
                                        -------------
No. 26527 (May 31, 1996) and SEI Holdings, Inc., Holding Co. Act Release No.
                             -------------------
26581 (Sept. 26, 1996).

         It is the intent of Applicant that PECO's gas property continue to be integrated and operated as a single economic system in conjunction with Applicant's combined electric system in order to better provide competitive comprehensive energy services to Applicant's customers. PECO's potential competitors, including Conectiv, Baltimore Gas & Electric, Public Service Electric and Gas, UGI Utilities, Inc., PPL Corporation and others are themselves potential suppliers of comprehensive energy services. The lost economies Applicant shows in Exhibit J-1 are substantial in an industry in which there are already many companies competing with Applicant for the provision of comprehensive energy services in Applicant's service territories. In areas of PECO's business that will remain regulated, lost economies will result in increased retail rates for PECO's gas and electric customers. For the deregulated portions of PECO's business, competition between energy suppliers can only benefit consumers.

         As the Commission recognized in WPL Holdings, TUC Holdings and New
                                         ------------  ------------     ---
Century Energies, there are significant economies and competitive advantages
----------------
inherent in a combined gas and electric utility as contrasted to a utility offering only electricity or gas. Besides the loss of these inherent economies, other substantial economies would be lost by the separation of the electric systems from the gas system. These lost economies would include decreased efficiencies from separate meter reading, meter testing and billing operations, the need for duplicative customer service operations, plus a loss of savings due to failure to exploit synergies in areas such as facilities maintenance, emergency work coordination, and other administrative operations.

         A final consideration, raised by the Commission in the 1997 New Century Energies Order, is that PECO's gas and electric properties have long been under PECO's control, and approval of the Merger will not alter the status quo with respect to these operations.

         It is Applicant's view that the standards of Clause A of Section 11(b)(1) of the Act are satisfied in light of the increased expenses and the potential loss of competitive advantages that could result from the divestiture of PECO's gas system. Applicant requests that the Commission find the standards of Clause A are satisfied for the reasons set forth above.

                         (B)  Same State or Adjoining States

         The Merger does not raise any issue under Section 11(b)(1)(B) of the Act. The Commission has paraphrased Clause B as follows: "All of such additional systems are located in a State in which the single integrated public-utility system operates, or in states adjoining such a State, or in a foreign country contiguous thereto." Engineers Public Service Company, Holding Co. Act Release
                     --------------------------------
No. 2897 (July 24, 1941), rev'd on other grounds, 138 F.2d 936 (D.C. Cir. 1943),
                          ----------------------
vacated as moot, 332 U.S. 788 (1947). The PECO Gas System is located in the same
---------------
State and region as the PECO Electric System. Indeed, the two service territories overlap. Thus, the requirement that each additional system be located in one State or adjoining States is satisfied.

         It is Applicant's view that the standards of Clause B of Section 11(b)(1) of the Act are satisfied due to the proximate location of PECO's gas and electric properties. Applicant requests that the Commission find the standards of Clause B are satisfied for the reasons set forth above.

                         (C) Size --Localized Management; Efficient Operation; Effective Regulation

         Retention of PECO's gas operations as an additional integrated system raises no issue under Section 11(b)(1)(C) of the Act. PECO's mid-sized gas system is "not so large . . . as to impair the advantages of localized management, efficient operation, or the effectiveness of regulation." In any event, as the Commission has recognized elsewhere, the determinative consideration is not size alone or size in an absolute sense, either big or small, but size in relation to its effect, if any, on localized management, efficient operation and effective regulation. From these perspectives, it is clear that PECO's gas operations are not too large.

         PECO's gas utility operations with 419,738 gas customers combined in five adjoining Pennsylvania counties, are relatively minor when compared to Houston Industries (the parent of Minnegasco) which, through subsidiaries, has
2.7 million gas customers located in multiple States, 630,000 in Minnesota alone.

         Based on data through December 31, 1999, and giving effect to the Merger, the net gas utility property, plant and equipment will represent only 2.8% of the total assets of Exelon, whereas the net electric utility property, plant and equipment will represent 45.3%; operating revenues for the gas operations will be 3.9% of total company revenues as compared with 94.5% for the electric operations; and customers of the gas operations will constitute 8% of all Exelon customers (all of which are also located in PECO's electric distribution service territory), while electric operations will represent 92%.

         With respect to localized management, this issue is discussed for the Merger as a whole under Item 3.B.3(a)(iii)(D) below. Applied solely to the gas operations, the PECO gas system will continue to be run from PECO Energy's Philadelphia headquarters. Management will therefore remain geographically close to the gas operations, thereby preserving the advantages of localized management. No reduction in customer service or support crews is expected.

         From the standpoint of regulatory effectiveness, PECO has operated its combined gas and electric utility in Pennsylvania for many years. The historical joint gas and electric utility operations of PECO have not raised regulatory concerns in Pennsylvania and Applicant does not believe the Merger will introduce any new concerns in this area.

         With respect to efficient operation, as described above, as part of the Applicant's combined system, PECO's gas operations are expected to provide cost synergies in combined operations worth approximately $84.4 million over the ten-year period from 2001-2010, which may enable PECO to reduce costs for its regulated gas distribution customers and compete more efficiently for retail gas customers in Pennsylvania's newly deregulated retail gas market. Effective competition in the Pennsylvania retail gas market is absolutely necessary if the fledgling market is to provide benefits to retail customers. Far from impairing the advantages of efficient operation, the continued combination of the gas operations will facilitate and enhance the efficiency of both Exelon's gas and electric operations.

         It is Applicant's view that the standards of Clause C of Section 11(b)(1) of the Act are satisfied because the Merger will not give rise to any of the abuses, such as ownership of scattered utilities properties, inefficient operations, lack of local management or evasion of State regulation, that Clause C and the Act generally were intended to prohibit. Applicant requests that the Commission find the standards of Clause C are satisfied for the reasons set forth above.

                         (v)  Retention of Other Businesses

         Exhibits I-1 and I-2 list and describe those non-utility businesses conducted by Unicom and PECO. As a result of the Merger, the non-utility businesses and interests of Unicom and PECO described in Item 1.C. above and in those Exhibits will become businesses and interests of Exelon. These non-utility interests are fully retainable by Exelon under the Act. Corporate charts showing the subsidiaries, including non-utility subsidiaries of Unicom and PECO, are filed as Exhibits E-3 and E-4. A corporate chart showing the projected arrangement of these subsidiaries under Exelon is filed as Exhibit E-5.

         Section 11(b)(1) permits a registered holding company to retain "such other businesses as are reasonably incidental, or economically necessary or appropriate, to the operations of [an] integrated public-utility system." The Commission has historically interpreted this provision to require an operating or "functional" relationship between the non-utility activity and the system's core non-utility business./149/ The Commission modified this historical position and "has sought to respond to developments in the industry by expanding its concept of a functional relationship."/150/ This shift culminated in the adoption of Rule 58. The Commission added "that various considerations, including developments in the industry, the Commission's familiarity with the particular non-utility activities at issue, the absence of significant risks inherent in the particular venture, the specific protections provided for consumers and the absence of objections by the relevant State regulators, made it unnecessary to adhere rigidly to the types of administrative measures" used in the past./151/ Furthermore, in the 1995 Report, the SEC Staff recommended that the Commission replace the use of bright-line limitations with a more flexible standard that would take into account the risks inherent in the particular venture and the specific protections provided for consumers./152/ As set forth more fully in Exhibits I-1 and I-2, the non-



_____________________________

         /149/ See, e.g., Michigan Consolidated Gas Co., Holding Co. Act Release
               ---  ----  -----------------------------
No. 16763 (June 22, 1970), aff'd, 444 F.2d 913 (D.C. Cir. 1971); United Light
                           -----                                 ------------
and Railways Co., Holding Co. Act Release No. 12317 (Jan. 22, 1954); CSW Credit,
----------------                                                     ----------
Inc., Holding Co. Act Release No. 25995 (March 2, 1994); and Jersey Central
-----                                                        --------------
Power and Light Co., Holding Co. Act Release No. 24348 (March 18, 1987).
-------------------

         /150/ Exemption of Acquisition by Registered Public-utility Holding Companies of Securities of Non-utility Companies Engaged in Certain Energy-related and Gas-related Activities, Holding Co. Act Release No. 26667 (Feb. 14,
1997) ("Rule 58 Release").

         /151/ Id.
               ---

         /152/ 1995 Report at 81-87, 91-92.

utility business interests that Exelon will hold directly or indirectly all meet the Commission's standards for retention except for the Real Estate Companies (Eastern Pennsylvania Development Company (EPDC) and its subsidiaries which are engaged in certain real estate development activities owned by PECO; Northwind Thermal Technologies Canada, Inc., Unicom Thermal Technologies Inc., Edison Finance Partnership and Edison Development Canada Inc. all owned by Unicom and involved in district cooling and heating operations which would qualify as a Rule 58 activity but for their location outside the United States; and Apeco Corporation, a passive investment of Unicom and the several Utility Competitive Advantage Funds held by Unicom and PECO. Exelon requests that the Commission retain jurisdiction over the retention of the entities described in the prior sentence and Exelon will divest those entities within three years subsequent to the date of any order in this matter, or make a filing with the Commission prior to the expiration of one year from the date of the order explaining why it should be permitted under PUHCA to retain some or all of these companies. In addition, several of the companies included in Exhibits I-1 and I-2 are described as being retainable by reason of Section 34 of the Act. In each such case Exelon commits that it will obtain certification from the Federal Communications Commission of ETC status for each such entity not later than June 30, 2001 and make a filing with the Commission prior to June 30, 2001 explaining why it should be permitted under PUHCA to retain some or all of these companies or committing to divest such company within 3 years from the date of the order in this matter. These investments are identified on Exhibits I-1 or I-2 as applicable. Exelon does not seek approval in this filing to make any additional non-utility investments.

         In the past, the Commission has approved the acquisition or retention of non-utility businesses in a merger where one or both companies were either not subject to the Act or were exempt from registration. See WPL Holdings, Inc.,
                                                         --- -------------------
supra. See also New Century Energies, supra Applicant submits that the statutory
-----  ------------------------------------
requirements for ownership of all non-utility businesses identified in Exhibits I-1 and I-2 are satisfied (except as otherwise noted therein).

         In New Century Energies and WPL Holdings, the Commission also excluded
             -------------------     ------------
the non-utility businesses applicants sought to retain from the limitation upon investment in energy-related companies under Rule 58, noting that the restrictions of Section 11(b)(1) are applicable to registered holding companies and not to exempt holding companies. Unicom and PECO are both exempt holding companies. Rule 58 provides in section (a)(1)(ii) that investments in non-utility activities that are exempt under Rule 58 cannot exceed 15% of the consolidated capitalization of the registered holding company. In its statement supporting the adoption of the Rule, the Commission stated:

                  The Commission believes that all amounts that have actually been invested in energy-related companies pursuant to commission order prior to the date of effectiveness of the Rule should be excluded from the calculation of aggregate investment under Rule 58. The Commission also believes it is appropriate to exclude from the calculation all investments made prior to that date pursuant to available exemptions./153/

         Because the non-utility investments of Unicom and PECO, as exempt holding companies, were exempt under the Act, investments made by them prior to the effective date of Rule 58 which will continue as part of Exelon after consummation of the merger, should not count in the calculation of the 15% maximum. See New Century Energies, supra (Commission order granting exclusion of
         --- --------------------  -----
non-utility energy-related investments of Southwestern Electric Service, an independent utility, and Public Service Colorado, an exempt holding company, from calculations of the 15% maximum investment allowed under Rule 58).

                         (vi) The Merger will Satisfy the
                              Requirements of Section 11(b)(2) as
                              incorporated by Section 10(c)(1)

         Section 11(b)(2) further directs the Commission:

                  To require that each registered holding
                  company, and each subsidiary company
                  thereof, shall take such steps as the

__________________________

         /153/   Holding Co. Act Release No. 26667 at 75.

                  Commission shall find necessary to ensure that the corporate structure or continued existence of any company in the holding-company system does not unduly or unnecessarily complicate the structure, or unfairly or inequitably distribute voting power among security holders, of such holding-company system. In carrying out the provisions of this paragraph the Commission shall require each registered holding company (and any such company in the same holding company system with such holding company) to take such action as the Commission shall find necessary in order that such holding company shall cease to be a holding company with respect to each of its subsidiary companies which itself has a subsidiary company which is a holding company. Except for the purpose of fairly and equitably distributing voting power among the security holders of such company, nothing in this paragraph shall authorize the Commission to require any change in the corporate structure or existence or any company which is not a holding company, or of any company whose principal business is that of a public-utility company.

         Section 11(b)(2) raises two issues: first, will the proposed corporate structure or continued existence of any company unduly or unnecessarily complicate the structure of the Exelon holding company system post-Merger and, second, will the Merger result in an unfair or inequitable distribution of voting power among the security holders of Exelon. As explained more fully below and as found by the Commission in recent cases, any apparent complexity in the resulting holding company system does not create any inequitable distribution of voting power and is necessary in order to achieve important benefits./154/

         Ventures and Exelon Delivery raise an issue under Section 11(b)(2). /155/ The important benefits Exelon will derive from these companies should outweigh any increase in complexity there presence causes. There presence will not in any way create inequitable distribution of voting power. Both companies serve the purpose of creating the simplest possible business organization that still achieves important business goals of Exelon. As noted above, Ventures is required to achieve significant tax savings. Exelon Delivery will enable Exelon to fully and efficiently integrate its regulated utility businesses and provide full separation from its unregulated businesses.

______________________________

         /154/  Energy East Corp., Holding Co. Act Release No. 27224 (Aug. 31,
                -----------------
2000); National Grid Group plc, Holding Co. Act Release No. 27154 (Mar. 15,
       -----------------------
2000)(intermediate holding companies necessary for cross-border tax considerations); Dominion Resources, Holding Company Act Release No. 27113 (Dec.
                 ------------------
15, 1999)(intermediate holding company "CNG Acquisitions" to hold CNG's utility subsidiaries under alternative form of merger).

         /155/ PECO is currently a holding company with respect to the Conowingo Companies. Further, PEPCO is a registered holding company. Thus, Genco will also be a holding company with respect to the Conowingo Companies and a determination is sought that it not be considered a holding company solely for purposes of Section 11(b)(2). See note 16 above.

         None of the abuses that Section 11(b)(2) was designed to prevent are present in this case. These abuses - from the pyramiding of holding companies - typically involved the interposition of one or more holding companies between the ultimate parent holding company and the operating companies and the issuance, at each level of the structure, of different classes of debt or stock with unequal voting rights./156/ None of these abuses are present here. With respect to the Ventures chain of utility companies (Venture's subsidiary is Genco, which in turns holds the Conowingo Companies), all of these companies are 100% owned. All the utility companies in the chain are in the same core business
- electric generation. Genco is being formed in response to the changes in the utility industry described elsewhere in this Application-Declaration - the deregulation by States of the generating function, the separation of generation from the transmission and distribution functions of the utility and the increasing competition in the generating sector of the industry. Placing the Conowingo Companies under Genco centralizes the organization and control of all generating entities in the Exelon system and will enhance operational efficiency and coordination. The Conowingo Companies have been in their present organizational structure for several decades and no harms or abuses in this arrangement have been evident to State or Federal regulators. None of the utility companies in the Ventures chain will have any retail customers who are subject to cost of service rates. Most sales from the entities will be wholesale. To the extent Genco makes any retail sales, it will only be competitive sales in those states which are open to retail competition. Finally, the structure is necessary for tax reasons related to the realignment of PECO's nonutlity subsidiaries as described above./157/ Accordingly, all of the utility companies in the Ventures chain can be viewed, for purposes of Section 11(b)(2) as essentially a single company.

         With respect to the Exelon Delivery chain, only the presence of the Indiana Company gives rise to the issue under Section 11(b)(2). This company has no retail customers and holds only a very small amount of transmission assets which relate directly to ComEd distribution business. Like the Conowingo Companies, the Indiana Company has been in existence for decades and no harms or abuses in this arrangement have been evident to State or Federal regulators.

         Accordingly, the Applicants seek a declaratory order requesting that the proposed transaction structure is in compliance with Section 11 of the Act, solely for purposes of complying with the "great grandfather" provisions of
Section 11(b)(2)./158/

         Ventures and Exelon Delivery will be wholly-owned, directly by Exelon. Other than to enhance the full integration of the regulated utilities, Exelon Delivery will not affect the operation of ComEd or PECO. Likewise, Ventures will not affect the operation of Genco. Thus, there is no possibility that implementation and continuance of the proposed transaction structure could result in an undue or unnecessarily complex capital structure or inequitable distribution of voting power to the detriment of the public interest or the interest of consumers. Accordingly, this is not the type of situation that concerned the drafters of the Act, and, Exelon urges the

___________________________

         /156/  Energy East Corp., Holding Co. Act Release 27224 (Aug. 31,
                2000).

         /157/  See Item 3.B.2.(c) above at footnote 90.

         /158/ See Item 1.C and 1.E. for a discussion of the utility subsidiaries of ComEd and PECO.

Commission to exercise its discretion to find that any apparent complexity of the proposed transaction structure is neither undue nor unnecessary.

                    (b)  Section 10(c)(2) -- Economies and Efficiencies

         Because the Merger is estimated to result in substantial cost savings and synergies, it will tend toward the economical and efficient development of an integrated public-utility system, thereby serving the public interest, as required by Section 10(c)(2) of the Act.

         The Merger will produce economies and efficiencies more than sufficient to satisfy the standards of Section 10(c)(2) of the Act. Although some of the anticipated economies and efficiencies will be fully realizable only in the longer term, they are properly considered in determining whether the standards of Section 10(c)(2) have been met. See AEP, supra. Some potential benefits
                                   --- ---  -----
cannot be precisely estimated, nevertheless they too are entitled to be considered. "[S]pecific dollar forecasts of future savings are not necessarily required; a demonstrated potential for economies will suffice even when these are not precisely quantifiable." Centerior, supra.
                                 ---------  -----

         Cost Synergies. Unicom and PECO estimate that the combined company will
         --------------
achieve regulated and unregulated net annual cost savings of approximately $100 million in the first year following completion of the merger, increasing to approximately $190 million by the fourth year. These savings are thus expected to aggregate about $630 million over the first four years following the Merger. Approximately 60% of these savings will be attributable to regulated activities and the remainder to unregulated activities. Estimated savings include only those cost savings and cost avoidance items management expects to achieve as a result of the merger. These expected savings are comparable to the anticipated savings in a number of recent acquisitions approved by the Commission./159/

         Other Benefits. Unicom and PECO believe that the Merger will provide
         --------------
substantial strategic and financial benefits to PECO Energy's and Unicom's shareholders, employees and customers. These benefits are expected to include:

__________________________

         /159/   See, e.g., NIPSCO Industries, Inc., Holding Co. Act Release No.
                 ---  ----  -----------------------
26975 (Feb. 10, 1999) (estimated expected savings of $57.45 million over ten years); Sempra Energy, Holding Co. Act Release No. 26890 (June 26, 1998)
        -------------
(estimated expected savings of $1.2 billion over ten years); BL Holding Corp.,
                                                             ----------------
Holding Co. Act Release No. 26875 (May 15, 1998) (estimated expected savings of $1.1 billion over ten years); LG&E Energy Corp., Holding Co. Act Release No.
                              -----------------
26866 (April 30, 1998) (estimated expected savings of $687.3 million over ten years); WPL Holdings, Holding Co. Act Release No. 26856 (April 14, 1998)
        ------------
(estimated expected savings of $680 million over ten years); Conectiv, Holding
                                                             --------
Co. Act Release No. 26832 (Feb. 25, 1998) (estimated expected savings of $500 million over ten years); Ameren Corporation, supra (estimated savings of $686
                         ------------------  -----
million over ten years); 1997 NCE Order, supra (estimated savings of $770
                                         -----
million over ten years); TUC Holding Company, supra (estimated savings of $505
                         -------------------  -----
million over ten years); Northeast Utilities, supra (estimated savings of $837
                         -------------------  -----
million over eleven years); Entergy Corporation, Holding Co. Act Release No.
                            -------------------
25952 (Dec. 17, 1993) (expected savings of $1.67 billion over ten years); Northeast Utilities, Holding Co. Act Release No. 25221 (Dec. 21, 1990)
-------------------
(estimated savings of $837 million over eleven years); Kansas Power and Light
                                                       ----------------------
Co., Holding Co. Act Release No. 25465 (Feb. 5, 1992) (expected savings of $140
---
million over five years); IE Industries, Holding Co. Act Release No. 25325 (June
                          -------------
3, 1991) (expected savings of $91 million over ten years); Midwest Resources,
                                                           -----------------
Holding Co. Act Release No. 25159 (Sept. 26, 1990) (estimated savings of $25 million over five years); CINergy Corp., Holding Co. Act Release No. 26146 (Oct.
                          -------------
21, 1994) (estimated savings of approximately $1.5 billion over ten years).

         Expanded Generation Capacity. Exelon is expected to have a portfolio of generation assets with a capacity that will be nearly double that of either PECO Energy or Unicom alone and that can be deployed to expand its power marketing business. Unicom and PECO believe the competitive and strategic value of size and scope will increase future earnings growth rates, creating value for shareholders. With a focus on nuclear operations excellence, Exelon will have the nation's largest nuclear generation fleet. Unicom and PECO expect to achieve synergies in operations and supply management by combining best practices and operating capabilities. The expansion strategy of Exelon will be consistent with PECO Energy's disciplined acquisition programs and will provide a framework for adding value to Unicom's nuclear fleet.

         Expanded Marketing and Trading Business. Based on the expanded generation capacity of Exelon, Unicom and PECO will extend the scale and the scope of the power marketing and trading business by:

         . capitalizing on the flexibility and geographic diversity of the combined portfolio,

         . broadening the portfolio of customized products offered to customers,

         .   enhancing their position as a preferred counterparty, and

         . pursuing additional generation development and contract opportunities.

         Broadened Distribution Platform. Exelon will have approximately 5 million electric customers -- among the largest electric utility customer bases in the nation -- and will use its existing distribution facilities as a platform for regional consolidation based on:

         . an unwavering commitment to top-tier reliability and customer satisfaction,

         . sharing of best practices and systems while also respecting each company's commitment to its local community and service territory,

         .   capturing synergies and economies of scale,

         .   growth through market extension and strategic acquisitions, and

         . the benefits of more diversified economic, weather and market conditions.

         Strategic Fit and Compatibility. PECO Energy, with its generation focus and substantial number of distribution customers, and Unicom, with its distribution focus and substantial generation capacity, have complementary strategies and compatible corporate cultures and visions of the future of the energy business. The companies have a shared commitment to supporting and participating in competitive electric markets, are already competing in deregulated markets in their respective service territories and are prepared for industry restructuring.

         Foundation for Future Growth. The Merger is expected to provide the critical mass, and the development and operating infrastructure, to expand the broad and complementary unregulated businesses of PECO Energy and Unicom, with a focus on EWG development, energy-related infrastructure services, energy solutions and telecommunications. The merger is expected to enhance the flexibility of the companies to take advantage of new opportunities for unregulated businesses, including by:

     .    leveraging of infrastructure services over a broader customer base,

     .    capitalizing on opportunities in the telecommunications business, and,

     . exploiting cross-selling opportunities in the unregulated energy solutions business.

     Cost Savings. Unicom and PECO believe that the merger will produce cost savings through the elimination of duplication in corporate and administrative programs, generation consolidation, greater efficiencies in the power marketing and trading business, unregulated ventures integration, improved purchasing power (non-fuel), and the combination of portions of the two workforces. Unicom and PECO estimate that the combined company will achieve regulated and unregulated net annual cost savings of approximately $100 million in the first year following completion of the merger, increasing to approximately $190 million by the fourth year (an aggregate of $630 million in the first four years). Approximately 60% of these savings will be attributable to regulated activities and the remainder to unregulated activities. Estimated savings include only those cost savings and cost avoidance items management expects to achieve as a result of the merger.

     Nuclear Coordination. The potential benefits associated with the
     --------------------
integration of the nuclear operations of ComEd and PECO will be particularly significant. As the licensed owner and operator of the nuclear power plants currently owned and operated by ComEd and PECO, Genco will be subject to pervasive regulatory oversight by the NRC under the Atomic Energy Act of 1954, as amended, ("AEA") with respect to virtually every aspect of the operation, maintenance, and eventual decommissioning of these plants. As described in the license transfer applications submitted to the NRC in connection with the Merger, the qualifications of Genco to carry out its licensed responsibilities will meet or exceed the existing qualifications of ComEd and PECO and enhance the safety of nuclear operations throughout the Exelon system.160 The Merger will combine two of the nation's most experienced nuclear management teams and nuclear operating organizations, currently consisting of over 9,600 personnel responsible for the

_____________________________

         /160/ The NRC recently adopted new procedures to streamline its license transfer proceedings and facilitate the transfer of NRC licenses to technically and financially qualified licensees as the restructuring of the electric utility industry unfolds. See Streamlined Hearing Process for NRC
                                   --- -----------------------------------
Approval of License Transfers, 63 Fed. Reg. 66723 (Dec. 3, 1998). As
-----------------------------
Commissioner Merrifield of the NRC observed in a speech several weeks after the merger between Unicom and PECO was announced: "As I have said on several occasions, I view the consolidation in the nuclear industry as a tremendous opportunity to further improve the operational performance and safety of these plants. In most of the transactions, I expect that the buyers will be large nuclear generating companies that own and operate a substantial number of nuclear units. These buyers have economies of scale and resources that are simply not available to companies that own and operate only one nuclear unit. I am also truly encouraged by the fact that most of the license transfers will likely involve buyers with excellent performance records." See Statement of NRC
                                                           ---
Commissioner Jeffrey S. Merrifield, 27/th/ Water Reactor Safety Information Meeting (Oct. 25, 1999).

operation of 14 nuclear plants with a total generating capacity in excess of about 14,000 MW, with demonstrated experience in achieving and sustaining safe and reliable nuclear plant operations, into a single nuclear operating group in Genco.

         In accordance with the requirements imposed under the AEA and NRC regulations, this integrated nuclear group will be led by an experienced and dedicated nuclear management team that establishes and enforces high standards and clear accountability, focuses on effective nuclear support, assures the sharing and implementation of best practices, and effectively exercises oversight of licensed activities. The Genco nuclear group will function as a single cohesive entity, with a common vision, a shared mandate for regulatory compliance and performance excellence, and consistent standards, programs, practices, and management controls designated to sustain and enhance the safety of nuclear operations. Additional personnel, resources, and nuclear operating experience will become available to all of ComEd's and PECO's existing nuclear plants through the nuclear group.

         Finally, the Genco nuclear group will be available to assist in the safe and efficient operation of the nuclear generating stations owned by AmerGen.

         Thus, the establishment of the Genco nuclear group in connection with the merger will not only improve the efficiency of economy of nuclear power plant operations throughout the Exelon system, it will also further the public interest by enhancing the safety of nuclear operations throughout the system.

                    (c)  Section 10(f) -- Compliance with State Law

         Section 10(f) provides that:

               The Commission shall not approve any acquisition as to which an application is made under this section unless it appears to the satisfaction of the Commission that such State laws as may apply in respect of such acquisition have been complied with, except where the Commission finds that compliance with such State laws would be detrimental to the carrying out of the provisions of section 11.

         As described below under Item 4. "Regulatory Approvals," and as evidenced by the filings before the Illinois Commission and the Pennsylvania Commission, ComEd and PECO intend to comply with all applicable State laws related to the Merger.

         C.    Intra-system Transactions

         The Exelon system companies will engage in a variety of affiliate transactions for the provision of goods, services, and construction. Certain of these transactions are elaborated upon below. The provision of goods, services, and construction by Exelon system companies to other Exelon system companies will be carried out in accordance with the requirements and provisions of Rules 87, 90, and 91 unless otherwise authorized by the Commission by order or by rule. With respect to exceptions to the cost rules requested below for an interim period following the Merger, Exelon commits that no later than December 31, 2001, and thereafter, all transactions subject to the interim exemption or waiver will be conducted in accordance with the

Commission's pricing standards for affiliate transactions encompassed in Section 13(b) of the Act and rules 90 and 91 thereunder.

          1.   Exelon Business Services Company.

     Rule 88(b) provides that "[a] finding by the Commission that a subsidiary company of a registered holding company . . . is so organized and conducted, or to be so conducted, as to meet the requirements of Section 13(b) of the Act with respect to reasonable assurance of efficient and economical performance of services or construction or sale of goods for the benefit of associate companies, at cost fairly and equitably allocated among them (or as permitted by [Rule] 90), will be made only pursuant to a declaration filed with the Commission on Form U-13-1, as specified in the instructions for that form, by such company or the persons proposing to organize it." Notwithstanding the foregoing language, the Commission in recent cases has made findings under
Section 13(b) based on information set forth in an Application-Declaration on Form U-1, without requiring the formal filing of a Form U-13-1./161/ In this Application-Declaration, Applicant is submitting substantially the application information as would have been submitted in a Form U-13-1. Accordingly, it is submitted that it is appropriate to find that Exelon Services will be so organized and shall be so conducted as to meet the requirements of Section 13(b), and that the filing of a Form U-13-l is unnecessary, or, alternatively, that this Application-Declaration should be deemed to constitute a filing on Form U-13-1 for purposes of Rule 88.

     Exelon Services/162/ will be the service company subsidiary for the Exelon system and will provide Exelon, ComEd, PECO, Genco and non-utility subsidiaries with one or more of the following: administrative, management and support services, including services relating to support of electric and gas plant operations (i.e., energy supply management of the bulk power and natural gas supply, procurement of fuels, coordination of electric and natural gas distribution systems, maintenance, construction and engineering work); customer bills, and related matters; materials management; facilities; real estate; rights of way; human resources; finance; accounting; internal auditing; information systems; corporate planning and research; public affairs; corporate communications; legal; environmental matters; executive services and the other services listed on Schedule 2 to the General Service Agreement. Exelon Services will have a minimal equity capitalization -- not more than 1,000 shares with total equity capital of not more than $10,000.

     In accordance with the General Service Agreement, services provided by Exelon Services will be directly assigned, distributed or allocated by activity, project, program, work order or other appropriate basis. To accomplish this, employees of Exelon Services will record their

____________________

     /161/  New Century Energies; Ameren; CINergy Corp.; UNITIL Corp., supra.
            --------------------  ------  -------------  ------------  -----

     /162/ As noted above, Exelon may establish a specialized service company for Genco operations ("GenServCo"). The GenServCo will pay the salaries of its employees and be responsible for the administration of all employee benefit plans. GenCo will reimburse GenServCo for its expenses on a full cost basis in accordance with the requirements imposed by Section 13 of the Act and the Commission Rules promulgated thereunder. Exelon will provide information regarding such a service company post-effective amendment hereto which will include a services agreement in a form that is substantively similar to the General Services Agreement included as Exhibit B-2 to this Application and seek any further approvals required.

labor and expenses to bill the appropriate subsidiary company. Costs of Exelon Services will be accumulated in accounts of the service company and be directly assigned, distributed, or allocated to the appropriate client company in accordance with the guidelines set forth in the General Services Agreement and the procedures in the "Procedures Manual" which will be filed as an exhibit hereto by Post-Effective Amendment prior to the end of the interim period described in Item 3.C.5 below. There will be an internal audit group which, among other things, will audit the assignment of service company charges to client companies. Exelon Services' accounting and cost allocation methods and procedures are structured so as to comply with the Commission's standards for service companies in registered holding company systems.

     Exelon Services will be staffed primarily by transferring existing personnel from the current employee rosters of Unicom, PECO and their subsidiaries. Exelon Services will have its headquarters in Chicago and will conduct substantial operations in both Chicago and Philadelphia. Merger transition teams are presently considering where specific operations of the combined company will be headquartered.

     As compensation for services, the General Service Agreement provides that "Client Companies listed in Attachment A hereto, as amended from time to time, shall pay to Service Company [i.e., Exelon Services] all costs which reasonably can be identified and related to particular services provided by Service Company for or on Client Company's behalf (except as may otherwise be permitted by the SEC)."

     Companies listed on Attachment A will be ComEd, PECO, Genco and any other company which is a "public utility company" within the meaning of the Act and which operates within the United States (the "Operating Companies") as well as any subsidiary that is involved in directly providing goods, construction or services to the Operating Companies (together with the Operating Companies, the "Utility Subsidiaries").

     The General Services Agreement also provides that "Client Companies listed on Attachment B hereto, as amended from time to time, shall pay to Service Company charges for services that are to be no less than cost (except as may otherwise be permitted by the SEC), insofar as costs can reasonably be identified and related by Service Company to its performance of particular services for or on behalf of Client Company."

     The companies listed on Attachment B will be subsidiaries that Exelon is authorized to hold, other than the Utility Subsidiaries, such as EWGs, FUCOs, Exempt Telecommunications Companies ("ETCs"), and Energy Related Companies ("ERCs") permitted under Rule 58 or by Commission order, certain intermediate companies163 and other entities which are not involved

______________________

     /163/ In the Investment U-1, Exelon is seeking authority to establish certain Non-utility subsidiaries that will be authorized to engage in permitted activities under Rule 58 and otherwise which will include a request that "intermediate companies" also be allowed for organizational, tax, limitation of liability, international considerations and other proper business purposes. See,
                                                                            ---
e.g., Interstate Energy Corporation, Holding Company Act Release No. 35-27069
----  -----------------------------
(Aug. 26, 1999); Ameren Corporation, Holding Company Act Release No. 35-27053
                 ------------------
(July 23, 1999); Entergy Corporation, Holding Company Act Release No. 27039
                 -------------------
(June 22, 1999); New Century Energies, Inc., Holding Company Act Release No. 35-
                 --------------------------
27000 (Apr. 7, 1999).

in directly providing goods, construction or services to Utility Subsidiaries (collectively, the "Non-Utility Subsidiaries").

     Where more than one company is involved in or has received benefits from a service performed, the General Service Agreement will provide that the such costs "shall be fairly and equitably allocated using the ratios set forth" in the General Service Agreement. Thus, charges for all services provided by Exelon Services to affiliated utility companies will be as determined under Rules 90 and 91 of the Act. Except for the requested exceptions discussed below, services provided by Exelon Services to Non-Utility Subsidiaries pursuant to the General Services Agreement will also be charged as determined under Rules 90 and 91 of the Act. In the event that any changes to the General Service Agreement or allocations are needed to more accurately allocate costs to ComEd, PECO, Genco or other affiliates, Applicant will propose such changes to the Commission as they become known.

     The General Services Agreement provides that no change in the organization of Exelon Services, the type and character of the companies to be serviced, the factors for allocating costs to associate companies, or in the broad categories of services to be rendered subject to Section 13 of the Act, or any rule, regulation or order thereunder, shall be made unless and until Exelon Services shall first have given the Commission written notice of the proposed change not less than 60 days prior to the proposed effectiveness of any such change. If, upon the receipt of any such notice, the Commission shall notify Exelon Services within the 60-day period that a question exists as to whether the proposed change is consistent with the provisions of Section 13 of the Act, or of any rule, regulation or order thereunder, then the proposed change shall not become effective unless and until Exelon Services shall have filed with the Commission an appropriate declaration regarding such proposed change and the Commission shall have permitted such declaration to become effective.

     Applicant believes that the General Services Agreement is structured so as to comply with Section 13 of the Act and the Commission's rules and regulations thereunder.

          2.   Services, Goods, and Assets Involving the Utility Operating
Companies

     ComEd, PECO and Genco may provide to one another and other associate companies services incidental to their utility businesses, including but not limited to, infrastructure services maintenance, storm outage emergency repairs, and services of personnel with specialized expertise related to the operation of the utility. These services will be provided in accordance with Rules 87, 90, and 91. Moreover, in accordance with Rules 87, 90, and 91, certain goods may be provided through a leasing arrangement or otherwise by one Utility Subsidiary to one or more associate companies, and certain assets may be used by one Utility Subsidiary for the benefit of one or more other associate companies. Because these services will be provided in accordance with applicable rules, no relief is sought from the Commission regarding these services.

     Although Genco is a "public-utility company," it is not subject to State rate regulation and will have no "captive" customers. Accordingly, Exelon will seek exemption or waiver of certain affiliate rules relating to Genco./164/

          3.   Non-Utility Subsidiary Transactions - Exempt Companies

     The Applicant requests authorization for Exelon Services and the Non-Utility Subsidiaries to enter into agreements to provide construction, goods or services to certain associate companies enumerated below at fair market prices determined without regard to cost and therefore requests an exemption (to the extent that Rule 90(d) of the Act does not apply/165/) under Section 13(b) from the cost standards of Rules 90 and 91.

     In recent decisions,/166/ the Commission has approved such relief allowing "at market" pricing for substantially the following transactions, and Exelon requests similar relief, if the client company is:

     1) a FUCO or an EWG that derives no part of its income, directly or indirectly, from the generation, transmission, or distribution of electric energy for sale within the United States;

     2) an EWG that sells electricity at market-based rates which have been approved by the FERC or other appropriate State public utility commission, provided that the purchaser of the EWG's electricity is not an affiliated public utility or an affiliate that re-sells such power to an affiliated public utility;

     3) a qualifying facility ("QF") under the Public Utility Regulatory Policies Act of 1978 ("PURPA") that sells electricity exclusively at rates negotiated at arm's length to one or more industrial or commercial customers purchasing such electricity for their own use and not for resale, or to an electric utility company

________________________

     /164/ See Item 3.C.4.(e). Sales of electric energy by Genco to ComEd and PECO are not subject to the Commission's jurisdiction. See Middle South
                                                           ------------
Utilities, Holding Company Act Release No. 35-23579 (Jan. 23, 1985); Section
---------
2(a)(20) of the Act.

     /165/ Under Rule 90(d)(1), the price of services, construction or goods is not limited to cost if neither the buyer nor the seller of such services,
---
construction or goods is (i) a public-utility holding company, (ii) an investment or similar company as defined in the Rule, (iii) a company in the business of selling goods to associate companies or performing services or construction (i.e., a "service company") or (iv) any company controlling an entity described in (i), (ii) or (iii). In general, therefore, goods, services or construction provided from one Non-utility Subsidiary to other Non-utility Subsidiaries (other than any service company) are not subject to the cost restrictions and may be priced at market, which may be above or below cost. A Non-utility Subsidiary would generally be permitted to make such sales of goods, services or construction to another Non-utility Subsidiary under Rule 87(b).

     /166/ Interstate Energy Corporation, Holding Company Act Release No. 35-
           -----------------------------
27069 (Aug. 26, 1999); Ameren Corporation, Holding Company Act Release No. 35-
                       ------------------
27053 (July 23, 1999); Entergy Corporation, Holding Company Act Release No.
                       -------------------
27039 (June 22, 1999); Entergy Corporation, Holding Company Act Release No.
                       -------------------
27040 (June 22, 1999); New Century Energies, Inc., Holding Company Act Release
                       --------------------------
No. 35-27000 (Apr. 7, 1999).

          other than an affiliated electric utility at the purchaser's "avoided cost" determined under PURPA;

     4) an EWG or a QF that sells electricity at rates based upon its costs of service, as approved by FERC or any State public utility commission having jurisdiction, provided that the purchaser of the electricity is not an affiliated public utility; or

     5) an exempt telecommunications company under Section 34 of the Act ("ETC"), an energy related company ("ERC") under Rule 58 or any other Non-Utility Subsidiary that (a) is partially owned, provided that the ultimate purchaser of goods or services is not a Utility Subsidiary,
          (b) is engaged solely in the business of developing, owning, operating and/or providing services or goods to Non-Utility Companies described in (1) through (4) above, or (c) does not derive, directly or indirectly, any part of its income from sources within the United States and is not a public-utility company operating within the United States.

          4.   Existing Affiliate Arrangements and Requests for Exemption.

               (a)  ComEd AIA and PECO MSA Transactions

     ComEd currently provides to or receives services from affiliates in accordance with an Affiliated Interests Agreement ("AIA") approved by the Illinois Commission. PECO's form of Mutual Services Agreement ("MSA") under which PECO will provide and receive services from affiliates has been approved by the Pennsylvania Commission. These contracts are filed as Exhibits B-3.1 and B-3.2, respectively.

     Under the Illinois AIA, ComEd may provide services to affiliates, and affiliates may provide services to ComEd, at the "prevailing price," which, as defined in the AIA, is substantially a market price,/167/ or if there is no prevailing price, then at fully distributed cost, which is substantially the same as "cost" as defined under the Act. Under the Pennsylvania MSA, PECO may provide services to affiliates, and affiliates may provide services to PECO, at cost. Through January 1, 2001, PECO's Interim Code of Conduct provides additional protection to the regulated utility in transactions involving non-power goods and services between the regulated electric distribution company
(PECO) and its retail marketing affiliate(s) by requiring PECO to sell non-power goods and services to its affiliated retail marketing entities at the greater of cost or market and requiring PECO to purchase non-power goods and services from those entities at prices no higher than market in order to prevent anti-competitive cross subsidies. Interim Code of Conduct, Appendix H of PECO's Pennsylvania Commission approved restructuring settlement in Docket Nos. R-00973953 and P-00971265. The recently promulgated final state-wide Code of Conduct applicable to all utilities, 52 Pa. Code 54.121

_____________________

     /167/ Under the AIA, "prevailing price" means, for the utility, the tariffed rate or other pricing mechanism approved by the Illinois Commission, and for ComEd's Unicom affiliates, the price charged to nonaffiliates if such transactions with nonaffiliate constitute a substantial portion of the affiliate's total revenues from such transactions.

(effective July 8, 2000), however, which will supercede the provisions of PECO's Interim Code of Conduct as of January 1, 2001, does not contain any such asymmetrical transfer pricing provision. Rather, any such transfer will merely be subject to the Pennsylvania Commission's affiliate transaction requirements.

     Applicant does not believe that there will ordinarily be any conflict between the Commission's cost rules and the Pennsylvania Commission approved inter-affiliate cost allocation rules. To address the rare circumstances in which the Commission's cost rule and the Interim Code of Conduct may conflict, PECO proposes to implement a practice that will mitigate any such conflict. Under the proposed procedure, prior to January 1, 2001 PECO will only sell non-power goods or services to its retail marketing affiliate when its cost is substantially equal to the market price for the services or goods in question./168/ PECO will only purchase non-power goods and services from its retail marketing affiliate when the at-cost price offered by that affiliate is at or below the market price for the same goods or services. After January 1, 2001, all non-power transactions between PECO and its retail marketing affiliates will be made at cost. The proposed procedure will protect customers who receive service from PECO's regulated entity from any potential for abuse of the affiliate relationship and ensure that regulated services are not used to subsidize competitive activities.

     ComEd and PECO have a number of existing arrangements under the AIA, the MSA or other individual contracts pursuant to which they receive or render services at other than cost. All existing arrangements, the parties thereto and the terms under which service is rendered are summarized on Exhibit B-3.3. In addition, those services expected to be provided in the integrated holding company system are summarized on Exhibit B-3.3. Services provided under all these arrangements will be reported as described in Item 3.C.6.

     Applicant requests authorization for ComEd and PECO continue to perform under these existing arrangements with affiliates to provide services and to acquire goods or services from affiliates at prices determined without regard to cost and therefore requests an exemption under Section 13(b) from the cost standards of Rules 90 and 91 as applicable for a period ending not later than December 31, 2001./169/

               (b)  Government Contracts

     Under the AIA ComEd has a contract with Unicom Energy Services ("UES") under which it acquires services at the prevailing price. Under this contract, UES provides service to ComEd in connection with a contract that ComEd has with certain U.S. governmental agencies to provide energy management, demand side management and energy conservation and

_______________________

     /168/ If the utility's cost is below market, it would not be permitted to sell at cost under Pennsylvania rules, but would be prohibited from selling at market by the Commission's rules.

     /169/ Exelon will inform the Commission in the reports referred to in Item 3.C.6 of any renewals or extensions of these agreements or arrangements or any similar arrangements that may be entered into during the fifteen month period. In particular, Exelon contemplates that it may acquire, after the closing of the Merger but before the end of the fifteen month period, infrastructure service businesses which will have in place contracts with ComEd or PECO.

efficiency services. These services include energy audits, feasibility analyses, engineering and design and implementation. All services required to be provided by ComEd to the governmental entities are provided to ComEd by UES at a prevailing price. Exelon will take the position that because ComEd acts solely as a conduit or pass through and the services provided by UES are for the benefit of the U.S. government, not ComEd, that these transactions do not constitute the type of affiliate transaction that is subject to the provisions of Section 13 of the Act. The Commission has agreed with this analysis in the past./170/

     If and to the extent that PECO and/or its subsidiaries provide energy services to U.S. governmental agencies using PECO as a conduit in the same manner as ComEd, Exelon will also treat such transactions as not constituting an affiliate transaction within the meaning of Section 13 of the Act.

     Existing arrangements as described under this heading are described in Exhibit B-3.3.

               (c)  Exelon Infrastructure Services; Unicom Mechanical Services

                    (i)  Description of Exelon Infrastructure Services.

     PECO is engaged in the Electric Infrastructure Business through its current subsidiary, Exelon Infrastructure Services, Inc ("EIS") and its subsidiaries. Exelon plans to expand this utility related business through additional acquisitions. This business consists of two major groups: Construction Maintenance Operations Group and Program Management and Sales Group. The Construction Maintenance Operations Group will include most of EIS's field operations and will be functionally aligned around the skills and resources required to perform particular kinds of work. EIS is putting in place centralized systems for the management of construction and maintenance work on a nationwide basis so that EIS can quickly set up a new project site, hire workers and manage assets efficiently.

     The Construction and Maintenance Operations Group consists of four field operations groups and a shared services organization. (1) Underground Construction and Maintenance. This group's capabilities are focused on installing and maintaining underground communications and energy networks. The group enables EIS to build and maintain underground distributed infrastructures throughout the United States for gas, communications and electric utilities. (2) High Voltage Transmission and Distribution Construction and Maintenance. This group's expertise is focused on installing and maintaining high voltage transmission and distribution lines, substations and towers for electric and telecommunications companies. (3) On-site Construction, Maintenance and Service. This group will provide construction and ongoing maintenance services to industrial and municipal owners of complex electric and communications infrastructures on a nationwide basis. The group will provide inside plant electric and communications construction and maintenance services to a variety of local, regional and national customers. (4) High Volume Network Interfaces. This group will manage large volumes of technical service and repair work for communications and energy utilities. The

________________________

     /170/  Entergy Arkansas, Inc., File No. 132-3, 1998 SEC No-Act. LEXIS 435
            ---------------------
(Mar. 26, 1998).

group will have a staff of technicians, repairmen and installers who service telephones, meters, power supplies, cable boxes and other low voltage interface devices.

          Shared Operational Services. In addition to the four operations groups, EIS has also created the Operational Shared Services Group to take advantages of opportunities of scale and to share best practices. This group will handle fleet management, safety management, tools procurement and craft training.

          Program Management and Sales. The Program Management and Sales Group will include most of EIS's project management, engineering and sales resources. This group will be responsible for developing the processes and skills required to sell and manage turnkey projects and outsourcing services for energy utilities, communications companies and large commercial and industrial owners of infrastructure. The group will consist of three principal divisions, engineering, program management and sales. EIS's infrastructure outsourcing business will also be included in this group. (1) Engineering. EIS will provide a variety of engineering and design services for energy and communications infrastructure owners. The primary focus of the engineering group will be to support the Construction and Operations Group and the Program Management Group in designing and building turnkey projects. Individual engineering services will be offered on an as-needed basis. (2) Program Management. This group is implementing project and program management processes and procedures that will be used to manage large-scale turnkey projects and other services provided by EIS (3) Sales. EIS will focus its sales activities to serve the needs of communications companies, electric utilities and large commercial and industrial infrastructure owners. (4) Infrastructure Outsourcing. This group provides new residential design and construction services on an outsourced basis, permitting a single point of contact for the design and construction of all utility infrastructures (including gas, electric, cable and telephone). The group also provides infrastructure services in connection with outdoor lighting.

                    (ii) Description of Mechanical Services

     Unicom Mechanical Services ("Mechanical Services") business includes the installation, operation and maintenance of space conditioning equipment, building automation and temperature controls, installation and maintenance of refrigeration systems, building infrastructure wiring supporting data and controls networks, environmental monitoring and control, ventilation system calibration and maintenance, piping and fire protection systems, and installation and maintenance of emergency power generation systems. A breakdown of each category includes the following primary equipment and/or services: (1) Space Conditioning. Boilers, electric drive and absorption chillers, roof top packaged units, furnaces, steam, and hot and chilled water distribution servicing, installation, and maintenance of the above equipment. (2) Building Automation and Temperature Controls. Installation and maintenance of temperature monitoring and control systems, security systems, automatic scheduling of environmental systems, equipment status. (3) Refrigeration systems. Installation and maintenance of process cooling systems for food preparation and storage, refrigeration applications requiring heat rejection within specifications. (4) Infrastructure Wiring for Data Networks. Infrastructure of cable and data ports and servers to provide LAN connectivity for building automation and controls systems or other devices. (5) Environmental Monitoring and Controls/Ventilation Systems. Air handling system balancing and controls, monitoring of air change rates and control of outside air intake, indoor air quality monitoring and filtration systems, special cooling and environmental controls for data centers. (6) Piping and Fire Protection Systems. Installation of water piping and associated pumps for water distribution (either for space conditioning or fire protection systems), installation of storage tanks, sprinkler systems and controls for fire protection. (7) Emergency Power Generation Systems. Installation and maintenance of emergency back-up generation for critical power applications such as fire protection, elevators, security systems, exit and hall way lighting, and pumps and other forms of distributed generation such as microturbines.

                    (iii)  Requested Exemption from Cost Standard

     The services provided by EIS and the mechanical services businesses are the type commonly "outsourced" by regulated utilities. In fact, the EIS business has grown through acquisition of existing contractors who provide service to a number of utilities. Existing subsidiaries of EIS provided services to PECO prior to becoming affiliated with PECO. Exelon expects that future subsidiaries of EIS and/or Mechanical Services will be providing services to PECO and/or ComEd at the time they become affiliated with the Exelon group. The Utility Subsidiaries will continue to outsource some or all of their needs for work of the type done by EIS and Mechanical Services. The Utility Subsidiaries use (or in the case of Genco, will use) a process which ensures that contracts are let at a competitive price. In some cases formal competitive bids are sought; in other cases a more informal check of the market is conducted.

     The Utility Subsidiaries would like to allow EIS and Mechanical Services to compete for this business on an equal footing with non-affiliated contractors. Exelon estimates that in the first full year following the Merger EIS and Mechanical Services could provide up to approximately 6% and 2% of their total sales, respectively, to the Utility Subsidiaries./171/ The amount of such services purchased from EIS and Mechanical Services would likely be about constitute a minor portion of the Utility Subsidiaries' construction budgets for that period.

     Pricing of services to ComEd at "market" prices will be permitted by the Illinois Commission. ComEd's existing AIA allows affiliates to sell goods and services to ComEd at "prevailing prices" -- i.e., the price at which such affiliate makes a substantial number of sales to the general public. Under the Pennsylvania Public Utilities Code/172/, any services provided to or from an affiliate of a Pennsylvania public utility must be provided at a reasonable price. In PECO's recent merger and restructuring filing with the Pennsylvania Commission, in which it sought approval for affiliate contracts, PECO requested a determination that pricing for affiliate services will be considered reasonable if those services are provided at no more than cost, or on such other pricing treatment as may be directed or permitted by an appropriate regulatory authority. The costs of services provided to any associate company by EIS or Mechanical Services (and their subsidiaries) will in all cases be comparable to the costs charged to unaffiliated third parties.

_______________________

     /171/ The percentage of EIS's total business represented by sales to the Utility Subsidiaries is expected to decline as the EIS business grows through acquisitions.

     /172/  Pa. C.S. Title 66.

     Exelon requests a determination that EIS and Mechanical Services may engage in the business described above with ComEd, PECO and Genco pursuant to Rule 87(a)(3) or otherwise. In addition, Exelon requests an exemption under Section 13(b) of the Act from the cost standards of Rules 90 and 91 for EIS and Mechanical Services to provide services to the Utility Subsidiaries at market prices for a period ending no later than December 31, 2001. The existing arrangements subject to this exemption are described in Exhibit B-3.3. Exelon and EIS will take all steps necessary to develop accounting methods and other safeguards sufficient to ensure that at the end of such 15 month period, to the extent EIS continues to do business with Exelon's utility affiliates that only those costs properly chargeable to those services are included in billings to the utility affiliates. In particular, Exelon will provide that any cost of capital included in "cost" as permitted under Rules 90 and 91 will comply with Commission guidelines.

               (d)  Public Interest

     The Illinois Commission has found, and the Pennsylvania Commission found in connection with its review of the Merger, respectively, that the AIA and the Mutual Services Agreement are reasonable and are in the public interest. The Commission's principal concern under Section 13 of the Act is to protect utility companies in a holding company system from abusive cross-subsidization transactions between associate companies. Since Applicant and its affiliates will not be able to engage in transactions under State law until the Illinois Commission or the Pennsylvania Commission will have found that all the aforementioned contracts are reasonable and are in the public interest, cross-subsidization issues will not arise under these agreements, and each should be permitted to continue./173/ Applicant emphasizes that the bundled rate distribution customers of ComEd and PECO are protected from increases in rates for proscribed periods because of the rate cap or rate freeze in effect in those States as described elsewhere in this Application-Declaration./174/

________________________

     /173/ The Commission is authorized to grant exemptions or waiver of the at cost rules that involve special or unusual circumstances or are not in the ordinary course of business." Section 13(b)(2) of the Act. See Dominion
                                                               --------
Resources, Inc., Holding Company Act Release No. 35-27113 (Dec. 15, 1999). See
---------------                                                            ---
also, In Entergy Corporation, Holding Co. Release No. 27040 (June 22, 1999), the
----     -------------------
Commission addressed its flexibility in administering Section 13 in the context of Entergy's Settlement Agreement with several regulators. The Commission allowed Entergy's regulated utilities to provide services to non-utility businesses at cost of service plus five percent. In reaching its decision, the Commission recognized that the Act's statutory provisions afforded the Commission the "necessary flexibility to deal with changing circumstances." The Commission has used this flexibility several times. See, e.g., New England
                                                    ---  ----  -----------
Electric System, Holding Co. Release No. 22309 (Dec. 9, 1981) (authorizing the
---------------
price or charter rental of a good or service to be 90% of a market rate); Blackhawk Coal Co., Holding Co. Release No. 23834 (Sept. 20, 1985) (authorizing
------------------
market-based cap on prices paid for coal purchased from coal mining affiliate); Columbus Southern Power Co., Holding Co. Release No. 25326 (June 5, 1991)
---------------------------
(authorizing sale of spare parts at replacement cost); EUA Cogenex Corp.,
                                                       -----------------
Holding Co. Release No. 26373 (Sept. 14, 1995) (authorizing sale of goods or services at prices not to exceed market prices); and EUA Cogenex Corp., Holding
                                                     -----------------
Co. Release No. 26469 (Feb. 6, 1996) (authorizing provision of goods or services at prices not to exceed market prices). .

     /174/  See Item 3.C.3.

               (e)  Goods and Services to and from Genco at Cost

     Genco will be the owner and operator of all the generating stations currently owned by ComEd and PECO As owner of Exelon's generating assets, Genco will coordinate the dispatch and sale of Exelon's generation with its purchase of off-system resources. In addition, Genco or its Subsidiaries will hold Exelon's interest in other entities that own and operate generation assets and support the operation of these assets, including the EWG assets of AmerGen and future acquisitions. A significant portion of this portfolio of generating assets are nuclear fueled. While Genco will be a "public-utility company" within the meaning of the Act, it is not subject to State rate regulation and will not have any captive customers -- its sales will be in competitive markets and at wholesale.

     For the nuclear plants owned by Genco or its subsidiaries, the coordinated operation of multiple plants within a larger nuclear organization, rather than as stand-alone plants, offers the potential for greater operational efficiencies and economies of scale. The sharing of best management, safety, maintenance, and operating practices within such an organization, coupled with a diversity of reactor designs and plant locations, also reduces the risk and potential impact of prolonged outages due to technical problems or local regulatory concerns.

     One area of particular concern to the Nuclear Regulatory Commission in its regulation of nuclear generating plants is the identity and capabilities of the individuals who will be responsible for nuclear operations and safety. The NRC has found that a key factor in its determination that AmerGen has the technical qualifications to own nuclear plants is the managerial and technical support that PECO currently provides to AmerGen and the sharing of talent and expertise between AmerGen and PECO./175/ These nuclear support functions will be transferred to Genco and, in approving the license transfers associated with the Merger, the NRC will rely upon the continuation of these support services from Genco to, and the sharing of talent and expertise between, AmerGen and Genco.

     Consequently, Genco has important reasons to seek to share services with AmerGen and future EWGs of Exelon. These services may include such services as engineering and technical support and functions, nuclear fuel procurement and engineering, information systems, licensing, emergency planning, maintenance, quality assurance, management services and support, offsite safety review, and other services beneficial to the efficient operation of Genco and AmerGen generation facilities. These services would involve a substantial number of employees and other resources but will result in the most efficient operation of the Exelon generation function.

     Exelon seeks approval pursuant to Rules 85(a), 87(a)(3) or otherwise for Genco and AmerGen and any future Subsidiary of Genco to provide such services, at cost as defined in Rules 90 and 91, to each other as required for the efficient operation of the generating facilities in the Exelon system.

_______________________

     /175/  See In re GPU Nuclear, Inc. (Three Mile Island Unit No. 1), Order
                -----------------------
Approving Transfer of License and Conforming Amendment, Docket No. 50-289 (April 12, 1999); 64 Fed. Reg. 19,202.

     Genco expects to render to and receive from ComEd and PECO services pertaining to the interface between the generation function conducted by Genco and the transmission and distribution functions provided by ComEd and PECO. These services would be limited to those necessary for the efficient operation of the facilities located at the generating station sites where generating facilities are connected to transmission and distribution facilities -- primarily switchyard facilities. In some cases it may be more efficient for Genco employees to conduct maintenance and perform other services on facilities located at the switchyard but which are owned by ComEd or PECO. In other cases, it will be more efficient for ComEd or PECO employees to provide these services. Examples of these services would be preventative, corrective and predictive maintenance services for high voltage electrical equipment from generator output to the point of distribution system interconnection; calibration and repair of station auxiliary power and generation meters; operation of Richmond Frequency Converters; maintain switch house buildings and equipment; environmental cleanup; supply functions; and similar services.

     Exelon seeks approval pursuant to Rule 87(a)(3) or otherwise for Genco and ComEd and PECO to provide such services to each other, at cost as defined in Rules 90 and 91, as required for the efficient operation of the facilities in the Exelon system.

     Finally, ComEd and PECO expect to obtain supply planning services and also to use Genco to assist ComEd and PECO in obtaining energy supply resources from unaffiliated sellers in each case related to the utility's unbundled retail sales and/or wholesale sales to the extent energy supply is not provided by Genco.

     Exelon seeks authority for ComEd and PECO and Genco to provide these services to each other, at cost as defined in Rules 90 and 91, as necessary or desirable in the normal operation of their businesses.

     A summary of the services contemplated by this section is included in Exhibit B-3.3.

          5.   Phase-In of Compliance with Service Company Requirements.

     Exelon expects Exelon Services to be operational on the date the Merger is effective or within 90 days thereafter. However, Exelon seeks authority to delay, for a period not longer than 12 months following the effective date of the Merger, the full implementation of all expected services to be provided by Exelon Services and/or full implementation of required accounting systems and cost allocation methodologies. Such delay would be to accommodate the need to develop systems to fully implement the desired accounting requirements or for other reasons making full implementation more costly or complex than if a short delay were allowed./176/ No later than October 1, 2001, Exelon will file a post-effective amendment hereto describing the required accounting systems and cost allocation methodologies and filing as exhibits the necessary documents to demonstrate that Exelon Services will operate in compliance

____________________

     /176/ The Commission has allowed limited phase-in of the affiliate requirements for companies who are becoming subject to the Act for the first time as a result of a merger. See Dominion Resources, Inc., Holding Company Act
                                  ------------------------
Release No. 27113 (December 15, 1999).

with the Act seeking such further order of the Commission as is required in connection therewith.

          6.   Summary and Reporting by Service Providers

     To summarize the information provided in this Item 3.C, services to be provided in the Exelon system subject to approval by the Commission herein are as follows:

     . Exelon Services will provide services to all affiliated companies at cost except as permitted for services to certain FUCOs, EWGs, QFs, ETCs and ERCs and related companies as described above.

     . ComEd and PECO will provide or receive services described in Exhibit B-3.3 and pursuant to the agreements described therein. These services will be at cost as defined in Rules 90 and 91. For a period ending not later than December 31, 2001 those services so identified in Exhibit B-3.3 may be provided at other than cost.

     . ComEd, PECO and Genco will provide services to each other as described above relating to the interface between the generation function conducted by Genco and the transmission function provided by ComEd and PECO. These services will be at cost as defined in Rules 90 and 91.

     . Genco will provide services to and receive services from AmerGen and its subsidiaries as described above. These services will be at cost as defined in Rules 90 and 91. Services to be provided by Genco are summarized in Exhibit B-3.3.

     . Genco will provide planning and energy supply services to ComEd and PECO as described above. These services will be at cost as defined in Rules 90 and 91.

     . EIS and its subsidiaries and Mechanical Services and its subsidiaries will provide the infrastructure services described above to Utility Subsidiaries pursuant to the agreements described in Exhibit B-3.3. For a period ending not later than December 31, 2001 those services so identified in Exhibit B-3.3 may be provided at other than cost. Thereafter, these services will be at cost as defined in Rules 90 and 91.

          Exelon will file with the Commission pursuant to Rule 24 semi-annual reports regarding the activities summarized above. The reports will be as follows:

 .    A report for the six month period ended June 30 of each year (commencing
     June 30, 2001) to be filed no later than August 31 of the same year and a report for the six month period ended December 31 of each year (commencing December 31, 2001) to be filed together with the Form U-13-60 due the following year by May 1.

 .    Each such report shall include the following:

     . List of all service providers described above who provided service in the period
     .    For each service provider

          .    a list of companies receiving services
          .    a description of the types of services provided
          .    the dollar amount the services by
          .    category o a description of the method of charging for services,
               i.e., cost or, if permitted, other than cost (and
          .    a citation to the authority for providing the service at other than cost)
          .    reference to the agreement under which such services were
               provided
     . For the period ended December 31, an income statement and balance sheet for each service provider for and as of the most recently completed fiscal year.

D.   Approval for Restructurings -- Interim Operations

     Exelon expects all approvals as well as Internal Revenue Service rulings as to the tax free nature of the spin-off of the generation businesses of Unicom and PECO to be in place shortly after completion of the Merger (i.e., by year-end 2000). Exelon will file with the Commission a Certification under Rule 24 upon completion of the Merger and, if it occurs later, upon completion of the Restructurings. If the Restructurings are not completed within one year of the completion of the Merger, Exelon will file a post-effective amendment hereto to describe what steps it will take in this regard and seek any necessary further approvals of the Commission. In the event there is a lag of a few months between closing of the Merger and completion of the Genco Restructuring, Exelon would operate during the interim period as follows:

     1. Power marketing activities. During the interim period, ComEd and PECO plan to begin integrating the management of their generation portfolio and power marketing operations. They will thus act in concert to market the output of their generation, to supply their loads, and to buy and sell generation of third parties. This will at a minimum involve sharing market information between ComEd and PECO and joint management and consultation with respect to what will be temporarily a "virtual" combined portfolio. It may also involve what could be characterized as brokering services. For example, Power Team -- the marketing arm of PECO which will become part of Genco -- may buy and sell power on behalf of ComEd, and ComEd's counterpart to Power Team - the Wholesale Energy Group - may do so on behalf of Power Team. Power Team may also administer certain power purchase agreements ComEd has to acquire power from the generating units it has recently sold to third parties.

         2. Management. Senior management of both ComEd and PECO plan to integrate management of nuclear generation. This will include the Chief Nuclear Officer and his senior management team managing the operations of both ComEd and PECO nuclear generation, as well as AmerGen generation.

         3. Services of employees. Employees of both ComEd and PECO will provide services to affiliates. This includes the following:

          . ComEd generation employees working on PECO generation matters, and PECO generation employees working on ComEd generation matters.

          . Employees of ComEd and PECO providing services to affiliates as employees of ComEd and PECO for all or a portion of the interim period.

         4. Common procurement. Exelon plans to integrate generation procurement such that a single contract with a vendor can be utilized by ComEd and PECO prior to the restructuring and by Genco after the restructuring.

         5. Transfer of Goods. There may be transfers of goods and equipment between ComEd and PECO relating to generation activities during the interim period. All equipment related to generation will be transferred to Genco when the Restructuring is consummated.

         6. Unicom Energy. Power Team may sell power to Unicom Energy -- a retail energy provider -- during the interim period.

          7. Other activities. Exelon will take other reasonable steps to achieve full functional integration of generation operations of ComEd and PECO during the interim period. Legal structure alignment of the integration of those operations will occur when the assets are transferred to Genco and when the Restructurings are completed.

          Exelon seeks approval to transfer the utility assets of ComEd and PECO through the creation of subsidiaries, statutory divisions, mergers or other procedures, making of dividends, exchange of shares, direct transfer or otherwise so as to achieve the corporate structure described herein. Finally, Exelon seeks approval to engage in necessary intra-system transactions designed to achieve the benefits of the final corporate structure as describe herein pending the completion of the Restructurings such as agreements between ComEd and PECO to facilitate common control of generation and marketing of electricity.

                         Item 4.  Regulatory Approvals

         Set forth below is a summary of the regulatory approvals that Applicant expects to obtain in connection with the Merger. It is a condition to the consummation of the Merger that final orders relating to the Merger be obtained from the Commission under the Act and from the various Federal and State commissions described below and that those orders not impose terms or conditions which, individually or in the aggregate, could reasonably be expected to have a material adverse affect on Exelon and its prospective subsidiaries taken as a whole or which would be materially inconsistent with the agreements of the parties to the Merger Agreement.

          A.   Antitrust

         The HSR Act and the rules and regulations thereunder prohibit certain transactions (including the Merger) until certain information has been submitted to the Antitrust Division of the Department of Justice ("DOJ") and Federal Trade Commission ("FTC") and the specified HSR Act waiting period requirements have been satisfied. Unicom and PECO submitted the Notification and Report Forms and all required information to the DOJ and FTC in January 2000. The waiting period expired in April 2000.

     The expiration or earlier termination of the HSR Act waiting period does not preclude the DOJ or the FTC from challenging the Merger on antitrust grounds. Applicant believes that the Merger will not violate Federal antitrust laws.

     B.   Federal Power Act

     Section 203 of the Federal Power Act provides that no public utility shall sell or otherwise dispose of its jurisdictional facilities or directly or indirectly merge or consolidate such facilities with those of any other person or acquire any security of any other public utility, without first having obtained authorization from FERC. Under Section 203 of the Federal Power Act, FERC will approve a merger if it finds that merger "consistent with the public interest." In reviewing a merger, FERC evaluates three factors: (i) whether the merger will adversely affect competition, (ii) whether the merger will adversely affect cost based power or transmission rates, and (iii) whether the merger will impair the effectiveness of regulation. On November 22, 1999, ComEd and PECO filed a combined application with FERC requesting FERC to approve the Merger under Section 203 of the Federal Power Act.

     On April 12, 2000, FERC entered its order approving the proposed transactions without imposing any conditions on the Merger. The FERC order is filed as Exhibit D-1.3.

     On December 16 and December 22, 1999, PECO and ComEd, respectively, filed separate applications with FERC requesting FERC to authorize the transfer of jurisdictional assets associated with the companies' Restructurings. The Restructurings include plans to establish Genco and to separate generation and marketing from transmission and distribution businesses. FERC was informed that the transfers are expected to occur about the time the Merger becomes effective. On March 17, 2000 and April 12, 2000 FERC entered orders approving the requested transfers. On May 31, 2000, ComEd filed a second application with FERC requesting FERC to authorize the transfer of additional jurisdictional assets associated with the Restructurings. On October 12, 2000 FERC issued an order conditionally approving the transfer of additional jurisdictional assets. The order is not required for PUHCA approval of the Merger under Section 10(f). On July 24, 2000 PECO, ComEd, and their public utility affiliates filed an application with FERC requesting authorization for Genco to engage in wholesale power sales at market-based rates, confirmation of market-based rate authority for the existing Exelon public utility subsidiaries, waiver of FERC inter-affiliate power sales transaction pricing rules and code of conduct rules, and acceptance of certain tariffs and rate schedules. The order has not yet been issued, but is not required for PUHCA approval of the Merger under Section 10(f). On July 24, 2000, PECO and ComEd filed an application with FERC requesting authorization to implement the revised holding company structure described herein. On September 6, 2000 FERC issued an order approving these transactions.

         C.   Atomic Energy Act

         ComEd, PECO and AmerGen hold NRC operating licenses in connection with their ownership and/or operation of various nuclear generating facilities. The operating licenses authorize the holder to own and operate the facilities. The AEA provides that a license or any rights thereunder may not be transferred or in any manner disposed of, directly or indirectly, to any person through transfer of control unless the NRC finds that such transfer is in accordance with the AEA and consents to the transfer. Pursuant to the AEA, ComEd and PECO filed applications with the NRC seeking approval of the license transfer associated with the Merger and the Restructuring. AmerGen has also applied for NRC approval in connection with the transfer of PECO's interest in AmerGen to Genco.

     On August 3, 2000, and October 5, 2000 the NRC issued orders approving the proposed transfer of the ComEd and PECO licenses to GenCo, and the transfer of the AmerGen licenses, respectively. These NRC orders are filed as Exhibit D-4.2.

     D.   State Public Utility Regulation

     ComEd is currently subject to the jurisdiction of the Illinois Commission. PECO is subject to the jurisdiction of the Pennsylvania Commission. Genco, although a "public-utility company" under the Act will not be a public utility subject to jurisdiction by either the Illinois Commission or the Pennsylvania Commission. PECO has filed an application for approval of the Merger and related matters including the Restructurings which will create Genco with the Pennsylvania Commission. The Pennsylvania Commission approved the Merger and the Restructurings by order dated June 22, 2000 (Exhibit D-2.2 hereto). ComEd made its required notice filing with the Illinois Commission outlining the terms of the Merger on November 22, 1999 (Exhibit D-3.1 hereto). Illinois Commission approval of the Merger became effective December 22, 1999 pursuant to applicable law.

     ComEd made a further filing with the Illinois Commission regarding the Restructurings on May 22, 2000 (Exhibit D-3.2 hereto). On August 17, 2000 the Illinois Commission entered an order approving the Genco Restructuring (Exhibit D-3.3 hereto).

     E.   Other

     ComEd and PECO possess municipal franchises and environmental permits and licenses (including licenses from the FCC) that they may need to assign or replace as a result of the Merger. ComEd and PECO do not anticipate any difficulties obtaining such assignments, renewals and replacements. Except as set forth above, no other State or local regulatory body or agency and no other Federal commission or agency has jurisdiction over the transactions proposed herein.

     Finally, pursuant to Rule 24 under the Act, the Applicant represents that the transactions proposed in this filing shall be carried out in accordance with the terms and conditions of, and for the purposes stated in, the declaration-application no later than August 1, 2000.

                              Item 5.   Procedure

     The Commission is respectfully requested to publish, not later than August 18, 2000, the requisite notice under Rule 23 with respect to the filing of this Application-Declaration, such notice to specify a date not later than September 12, 2000, by which comments must have been entered and a date on or after September 12, 2000, as the date when an order of the Commission granting and permitting this Application-Declaration to become effective may be entered by the Commission.

     It is submitted that a recommended decision by a hearing or other responsible officer of the Commission is not needed for approval of the Merger. The SEC Staff may assist in the preparation of the Commission's decision. There should be no waiting period between the issuance of the Commission's order and the date on which it is to become effective.

                   Item 6. Exhibits and Financial Statements

A.   Exhibits

         -----------------------------------------------------------------------------------------------------
         Exhibit No.              Description of Document                        Method of Filing
         -----------------------------------------------------------------------------------------------------
         A-1         Restated Articles of Incorporation of Exelon        Incorporated by reference to S-4
                                                                         Registration Statement, Exhibit C-1
         -----------------------------------------------------------------------------------------------------
         A-2         Restated Articles of Incorporation of ComEd         Incorporated by reference; File
                     effective February 20, 1985, including Statements   No. 1-1839, Unicom Form 10-K for
                     of Resolution Establishing Series, relating to the
                     year ended December 31, 1994, the establishment of
                     three new series of ComEd Exhibit (3)-2 preference
                     stock known as the "$9.00 Cumulative Preference
                     Stock," the "$6.875 Cumulative Preference Stock"
                     and the "$2.425 Cumulative
                     Preference Stock."
         -----------------------------------------------------------------------------------------------------
         A-3         Restated Articles of Incorporation of PECO          Incorporated by reference; File
                                                                         No. 1-1401, PECO 1993 Form 10-K,
                                                                         Exhibit 3-1
         -----------------------------------------------------------------------------------------------------
         B-1         Amended and Restated Agreement and Plan of          Incorporated by reference; Annex
                     Exchange and Merger (Merger Agreement)              1 to Exhibit C-1
         -----------------------------------------------------------------------------------------------------
         B-2         Form of General Services Agreement                  Filed March 16, 2000
         -----------------------------------------------------------------------------------------------------
         B-3.1       Affiliated Interest Agreement approved by           Filed August 21, 2000
                     Illinois Commission.
         -----------------------------------------------------------------------------------------------------
         B-3.2       Mutual Services Agreement approved by               Filed August 21, 2000
                     Pennsylvania Commission
         -----------------------------------------------------------------------------------------------------
         B-3.3       Description of Service Providers and existing       Filed herewith
                     agreements under State approved affiliated
                     interest requirements
         -----------------------------------------------------------------------------------------------------
         C-1         Registration Statement of Exelon on Form S-4        Incorporated by reference;
                                                                         Registration Statement No.
                                                                         333-37082.
         -----------------------------------------------------------------------------------------------------
         C-2         Joint Proxy Statement and Prospectus of Unicom      Incorporated by reference;
                     and PECO                                            included in Exhibit C-1
         -----------------------------------------------------------------------------------------------------
         D-1.1       Joint Application of ComEd and PECO to FERC re      Filed March 16, 2000
                     Merger (excluding exhibits and testimony which
                     Applicant will supply upon request of the
                     Commission)
         -----------------------------------------------------------------------------------------------------

         ------------------------------------------------------------------------------------------
         Exhibit No.              Description of Document                       Method of Filing
         ------------------------------------------------------------------------------------------
         D-1.2        Direct Testimony of Dr. William H. Heironymous     Filed March 16, 2000
                     (Exhibit No. APP-300 to FERC Joint Application).
         ------------------------------------------------------------------------------------------
         D-1.3       Order of FERC approving the Merger                  Filed June 16, 2000
         ------------------------------------------------------------------------------------------
         D-1.4       Application of ComEd to FERC for Authority to       Filed March 16, 2000
                     Transfer Jurisdictional Assets ("Restructuring
                     Filing") (excluding exhibits and testimony which
                     Applicant will supply upon request of the
                     Commission)
         ------------------------------------------------------------------------------------------
         D-1.5       Application of PECO to FERC for Authority to        Filed March 16, 2000
                     Transfer Jurisdictional Assets ("Restructuring
                     Filing") (excluding exhibits and testimony which
                     Applicant will supply upon request of the
                     Commission)
         ------------------------------------------------------------------------------------------
         D-1.6       FERC Order approving implementation of a holding    Filed herewith
                     company and FERC Order conditionally authorizing
                     disposition of jurisdictional facilities
         ------------------------------------------------------------------------------------------
         D-2.1       Application of PECO before the Pennsylvania         Filed March 16, 2000
                     Commission regarding the Merger (excluding
                     exhibits and testimony which Applicant will supply
                     upon request of the Commission)
         ------------------------------------------------------------------------------------------
         D-2.2       Order of the Pennsylvania Commission dated          Filed August 21, 2000
                     June 22, 2000 approving the Merger and Genco
                     Restructurings
         ------------------------------------------------------------------------------------------
         D-2.3       Application of PECO before Pennsylvania             Filed March 16, 2000
                     Commission regarding Restructuring (excluding       as part of Exhibit D-2.1
                     exhibits and testimony which Applicant will supply
                     upon request of the Commission)
         ------------------------------------------------------------------------------------------
         D-2.4       Joint Petition for Settlement before Pennsylvania   Filed August 21, 2000
                     Commission
         ------------------------------------------------------------------------------------------
         D-3.1       Notice of ComEd to the Illinois Commission          Filed March 16, 2000
                     regarding the Merger (excluding exhibits and
                     attachments which Applicant will supply upon
                     request of the Commission)
         ------------------------------------------------------------------------------------------
         D-3.2       Amended Notice of ComEd to the Illinois             Filed June 16, 2000
                     Commission regarding Restructuring (excluding
                     exhibits and testimony which Applicant will supply
                     upon request of the Commission)
         ------------------------------------------------------------------------------------------
         D-3.3       Order of ICC regarding Restructurings               Filed herewith
         ------------------------------------------------------------------------------------------


         --------------------------------------------------------------------------------------------------------
         Exhibit No.              Description of Document                       Method of Filing
         --------------------------------------------------------------------------------------------------------
         D-4.1       Applications of PECO, ComEd and AmerGen to the      Filed March 16, 2000 and August
                     NRC regarding transfer of nuclear generating        21, 2000
                     operating licenses
         --------------------------------------------------------------------------------------------------------
         D-4.2       Orders of the NRC finding that the transfer of      Filed August 21, 2000 and herewith
                     the ComEd, PECO and AmerGen operating licenses in
                     connection with the Merger and Restructurings is
                     in compliance with The Atomic Energy Act and
                     consenting to such transfers
         --------------------------------------------------------------------------------------------------------
         E-1         Maps of service area and transmission system of     Filed in paper under Form SE
                     ComEd
         --------------------------------------------------------------------------------------------------------
         E-2         Maps electric and gas service areas and             Filed in paper under Form SE
                     transmission system of PECO
         --------------------------------------------------------------------------------------------------------
         E-3         Unicom corporate chart                              Filed in paper under Form SE
         --------------------------------------------------------------------------------------------------------
         E-4         PECO corporate chart                                Filed in paper under Form SE
         --------------------------------------------------------------------------------------------------------
         E-5         Exelon corporate chart                              Filed in paper under Form SE
         --------------------------------------------------------------------------------------------------------
         F-1         Preliminary opinion of counsel to Exelon            Filed herewith
         --------------------------------------------------------------------------------------------------------
         F-2         Form of Past-tense opinion of counsel to Exelon     Filed with Certificate of
                                                                         Notification
         --------------------------------------------------------------------------------------------------------
         G-1         Opinion of Wasserstein Perella & Co.                Incorporated by reference; Annex
                                                                         4 to S-4 Registration Statement,
                                                                         Exhibit C-1
         --------------------------------------------------------------------------------------------------------
         G-2         Opinion of Salomon Smith Barney Inc.                Incorporated by reference; Annex
                                                                         3 to S-4 Registration Statement,
                                                                         Exhibit C-1
         --------------------------------------------------------------------------------------------------------
         G-3         Opinion of Morgan Stanley & Co.                     Incorporated by reference; Annex
                                                                         2 to S-4 Registration Statement,
                                                                         Exhibit C-1
         --------------------------------------------------------------------------------------------------------
         H-1         Annual Report of Unicom on Form 10-K for the year   Incorporated by reference, File
                     ended December 31, 1999                             No. 1-11375
         --------------------------------------------------------------------------------------------------------
         H-2         Annual Report of PECO on Form 10-K for the year     Incorporated by reference, File
                     ended December 31, 1999                             No. 1-1401

         --------------------------------------------------------------------------------------------------------
         H-3         Quarterly Reports of Unicom on Form 10-Q for the    Incorporated by reference, File
                     quarters ended March 31, 2000 and June 30, 2000     No. 1-11375
         --------------------------------------------------------------------------------------------------------

         --------------------------------------------------------------------------------------------------------
         Exhibit No.              Description of Document                       Method of Filing
         --------------------------------------------------------------------------------------------------------
         H-4         Quarterly Reports of PECO on Form 10-Q for the      Incorporated by reference, File
                     quarters ended March 31, 2000 and June 30, 2000     No. 1-1401
         --------------------------------------------------------------------------------------------------------
         I-1         List and Description of Subsidiaries and            Filed herewith
                     Investments Of Unicom Corporation (Other than
                     "Public-Utility" Companies) (updated as of
                     September, 2000)
         --------------------------------------------------------------------------------------------------------
         I-2         List and Description of Subsidiaries and            Filed herewith
                     Investments Of PECO Energy (Other than
                     "Public-Utility" Companies) (updated as of
                     September, 2000
         --------------------------------------------------------------------------------------------------------
         J-1         Analysis of the Economic Impact of a Divestiture    Filed March 16, 2000
                     of the Gas Operations of PECO Energy Company
         --------------------------------------------------------------------------------------------------------
         K-1         Analysis of How the Interconnection Requirement     Filed March 16, 2000
                     of PUHCA is Satisfied by OATTs and OASIS
                     ("Interconnection Analysis")
         --------------------------------------------------------------------------------------------------------
         L-1         Form of Notice of filing                            Filed herewith
         --------------------------------------------------------------------------------------------------------
         M-1         Market Shares for Electric Companies in US -        Filed herewith
                     Sorted by Revenues
         --------------------------------------------------------------------------------------------------------
         M-2         Market Shares for Electric Companies in US -        Filed herewith
                     Sorted by Assets
         --------------------------------------------------------------------------------------------------------
         M-3         Market Shares for Electric Companies in US -        Filed herewith
                     Sorted by Electric Customers
         --------------------------------------------------------------------------------------------------------
         N-1         Description of business of Exelon Infrastructure    Filed confidentially
                     Services
         --------------------------------------------------------------------------------------------------------


B.   Financial Statements

         --------------------------------------------------------------------------------------------------------
            Statement No.                        Description                               Method of Filing
         --------------------------------------------------------------------------------------------------------
         FS-1                 Historical consolidated financial statements of     Incorporated by reference to
                              Unicom                                              Annual Reports on Form 10-K for
                                                                                  the years ended 1999,1998 and
                                                                                  1997 and Quarterly Reports on
                                                                                  Form 10-Q for the quarters
                                                                                  ended March 31, 2000 and June
                                                                                  30, 2000
         --------------------------------------------------------------------------------------------------------

         --------------------------------------------------------------------------------------------------------
            Statement No.                        Description                               Method of Filing
         --------------------------------------------------------------------------------------------------------
         FS-2                 Historical consolidated financial statements of     Incorporated by reference to
                              PECO                                                Annual Reports on Form 10-K for
                                                                                  the years ended 1999,1998 and
                                                                                  1997
         --------------------------------------------------------------------------------------------------------
         FS-3                 Unaudited Pro Forma Financial Statements of         Incorporated by reference; S-4
                              Exelon, giving effect to the Merger                 Registration Statement, Exhibit
                                                                                  C-1
         --------------------------------------------------------------------------------------------------------

                Item 7. Information as to Environmental Effects

         The Merger neither involves "major federal actions" nor "significantly [affects] the quality of the human environment" as those terms are used in Section (2)(C) of the National Environmental Policy Act, 42 U.S.C. Sec. 4332. The only Federal actions related to the Merger pertain to the Commission's declaration of the effectiveness of the Joint Registration Statement, the approvals and actions described under Item 4 and Commission approval of this Application-Declaration. Consummation of the Merger will not result in changes in the operations of Unicom, ComEd or PECO that would have any impact on the environment. No Federal agency is preparing an environmental impact statement with respect to this matter.

                                   SIGNATURE

Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this amendment to Application-Declaration to be signed on its behalf by the undersigned thereunto duly authorized.

                                             Exelon Corporation



Date: October 18, 2000                 BY:  /S/ Corbin A. McNeill, Jr.
                                             -----------------------------------
                                        Name: Corbin A. McNeill, Jr.
                                        Title:Chairman, Chief Executive Officer
                                              and President